Form 10KSB, Exhibit 13
period 2004-12-31
THIRD CENTURY BANCORP
filed 2005-03-29
CIK 1282847

EXHIBIT 13











                              Third Century Bancorp







                               2004 Annual Report

                                TABLE OF CONTENTS

Letter to Shareholders.........................................................1
Selected Consolidated Financial Data...........................................2
Management's Discussion and Analysis or Plan of Operation......................3
Report of Independent Registered Public Accounting Firm.......................22
Consolidated Balance Sheets...................................................23
Consolidated Statements of Income.............................................24
Consolidated Statements of Stockholders' Equity...............................25
Consolidated Statements of Cash Flows.........................................26
Notes to Consolidated Financial Statements....................................27
Market Price of Third Century's Common Shares and Related Shareholder Matters.43
Directors and Executive Officers..............................................44
Directors Emeritus............................................................45
Officers of Mutual Savings Bank...............................................45
General Information For Shareholders..........................................46




                                COMPANY OVERVIEW

     Third Century Bancorp ("Third Century" or "we"), an Indiana corporation, was formed in April 2004 for the primary purpose of purchasing all of the issued and outstanding common stock of Mutual Savings Bank ("Mutual" or the "Bank") in its conversion from mutual to stock form. The conversion offering was completed on June 14, 2004. On June 29, 2004, Third Century used $7,911,000 of the net conversion proceeds to purchase all of the outstanding common shares of Mutual.

     Mutual was founded in 1890 as a mutual building and loan association under the name Mutual Building and Loan Association. In 1994, Mutual converted to a state-chartered savings bank and changed its name to the current name of Mutual Savings Bank, which it retained after its conversion to a stock savings bank on June 29, 2004. Mutual conducts its business from six offices in Johnson County, Indiana. Mutual offers a variety of lending, deposit and other financial services to its retail and commercial customers.

     Third Century is a registered bank holding company subject to the regulations of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Mutual is organized under the laws of Indiana and as such is subject to the supervision of the Indiana Department of Financial Institutions ("DFI"), whose examiners conduct periodic examinations of state banks. Mutual's principal federal regulator is the Federal Deposit Insurance Corporation ("FDIC"), which also conducts periodic examination of Mutual. Mutual's deposits are insured by the Savings Association Insurance Fund administered by the FDIC.

                             LETTER TO SHAREHOLDERS

Dear Shareholder:

     Converting from a mutual institution to a state chartered stock savings bank on June 29, 2004 was without question one of the most exciting events in our 115-year history, but we also found the challenges of operating as a stock institution to be just as exciting.

     We were very encouraged that the stock offering easily sold out at the first level, reflecting significant interest from the customers who reside in our market area. The individuals and families we have served for more than a century showed their support for our style of banking by subscribing to our offering.

     We'll also remember 2004 as a year in which the economy strengthened and we took several steps beyond the stock conversion to bolster our financial position. For example, early in the year, we executed a planned strategy to sell a portion of the bank's 15-to-30-year fixed rate mortgage loans in the secondary market, reducing our exposure to rising interest rates. Even though this had a dampening effect on the bank's total loan growth in 2004, strong consumer lending and increased commercial lending activity in the second half allowed us to post a modest overall increase in loans outstanding, from $98 million outstanding at the end of 2003 to $99.9 million as of end of 2004. Deposits increased by $7.7 million, or 9.78%, to $86.4 million, largely due to deposit accounts that held a significant portion of the conversion proceeds for Third Century Bancorp.

     Net income for the year was $625,000, which represented an increase of 26.26% over the prior year. The primary reasons for the increase were the addition of mortgage servicing rights to the financial statements and a reduction in funding for the bank's loan loss provision, which was $36,000 in 2004, compared to $200,000 in 2003.

     With intense competition and an increasingly burdensome regulatory climate, the challenges we face as a public company are certainly evident. However, we believe there are excellent growth opportunities in the market we serve. We plan to seriously and prudently pursue high-quality growth by increasing service to our existing customer base and looking for opportunities to expand the markets we serve. As we have for 115 years as a mutual institution, we will approach each of these strategies with the long-term goal of improving financial performance and solidity.

     Thank you for being a shareholder and supporter of Third Century Bancorp and its subsidiary, Mutual Savings Bank. We appreciate your continued confidence as we prepare for the challenges of the future.


Sincerely,

/s/ Robert D. Heuchan

Robert D. Heuchan
President and CEO

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The  following  tables  set  forth  certain   information   concerning  the
consolidated financial condition, earnings, and other data regarding Third Century at the dates and for the periods indicated.

                                                           At December 31,
                                                       -------------------------
                                                         2004           2003
                                                       -------------------------
Selected Consolidated Financial Condition Data:             (In Thousands)
Total Amount of:
    Assets....................................          $126,163     $ 106,561
    Loans Receivable-Net......................            98,822        96,955
    Cash and Cash Equivalents.................            12,057         4,739
    Interest-bearing time deposits............               200             -
    Investment Securities.....................            10,455           688
    Deposits..................................            86,408        78,708
    FHLB Advances.............................            16,500        19,500
    Shareholders' Equity-Net .................            22,833         8,040

                                                           At December 31,
                                                       -------------------------
                                                         2004           2003
                                                       -------------------------
Selected Consolidated Earnings Data:                     (In Thousands, Except
                                                             Share  Data)
Total Interest Income.........................           $ 6,048      $  6,012
Total Interest Expense........................             1,876         1,954
                                                       ------------------------
Net Interest Income...........................             4,172         4,058
Provision of Losses on Loans..................                36           200
                                                       ------------------------
Net Interest Income After Provision for Losses on
    Loans.....................................             4,136         3,858
Other Income..................................               892           724
General, Administrative and Other Expenses....             3,992         3,756
                                                       ------------------------

Earnings Before Income Tax Expense............             1,036           826
Income Tax Expense............................               411           331
                                                       ------------------------
    Net Earnings..............................            $  625        $  495
                                                       ========================
Basic Earnings per Share(1)...................               n/a           n/a
Diluted Earnings per Share(1).................               n/a           n/a

Selected Financial Ratios and Other Data:
Interest Rate Spread During Period............              3.35%         3.79%
Net Yield on Interest-Earning Assets..........              5.35          5.98
Return on Assets..............................              0.54          0.48
Return on Equity..............................              4.16          6.22
Equity to Assets..............................             18.10          7.54
Average Interest-Earning Assets to Average
    Interest-Bearing Liabilities..............            120.93        112.82
Non-Performing Assets to Total Assets.........              0.15          0.40
Allowance for Loan Losses to Total Loans
    Outstanding...............................              1.01          1.08
Allowance for Loan Losses to Non-Performing Loans        4048.00        245.92


Net Charge-Offs to Average Total Loans Outstanding          0.08          0.03
General, Administrative and Other Expense to
    Average Assets............................              3.44          3.63
Dividend Payout Ratio.........................             21.16           n/a
Number of Full Service Offices................                 6             6
---------------------------
(1) As Third Century had no earnings prior to June 29, 2004, no earnings per share has been presented as it is not meaningful.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

                                     GENERAL

     As discussed previously, Third Century was incorporated for the primary purpose of owning all of the outstanding shares of Mutual. As a result, the discussion that follows focuses on Mutual's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2004 and the results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Third Century's operations and its actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and Third Century's general market area. The forward-looking statements contained herein include those with respect to the following matters:

     1. Management's determination as to the amount and adequacy of the loan loss allowance; and

     2. The effect of changes in interest rates on financial condition and results of operations.


                          CRITICAL ACCOUNTING POLICIES

     Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of Third Century must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of Third Century's significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2004. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of Third Century's Board of Directors. Those policies include the following:


ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses represents management's estimate of probable losses inherent in the Bank's loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

     The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

     Mutual's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

     Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to Mutual. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral.
Mutual evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

     Homogenous smaller balance loans, such as consumer installment and residential mortgage loans are not individually risk graded. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

     Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bank's internal loan review.

     An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

     Mutual's primary market area for lending is Johnson County, Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on Mutual's customers.


MORTGAGE SERVICING RIGHTS

     Mortgage servicing rights (MSRs) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.


                                EXECUTIVE SUMMARY

     In the past two years, Mutual has experienced two significant conversions. In 2003, we converted to another data processor and committed financial resources to completely upgrade the Bank's technology. While there were significant costs involved, we believe that in the long term, the data processing change and technology upgrades place the Bank in a better position to grow. In 2004, the Bank converted from a mutual savings bank to a stock savings bank. A primary reason for that conversion was to provide adequate capital to prudently grow in what we believe is a market that, while quite competitive, provides excellent opportunities in the years ahead.

     Expanded services offered by the Bank, the increased need for greater internal controls, an increasingly challenging regulatory climate for banks and the responsibilities of being a publicly traded company are resulting in significantly higher expenses as we have added the staff necessary to adequately confront these challenges. In addition, continued increases in personnel expenses, specifically in pension and medical insurance costs, have to be recognized when considering our overall expenses.

     Over the past year, the growth in assets (primarily loans) has been limited, mainly due to a decision to sell off a portion of our fixed rate mortgage portfolio in the first half of 2004. This move was made for the purpose of bringing the Bank's interest rate risk levels into the ranges prescribed by the interest rate risk guidelines. With the sale of mortgage loans to the secondary market, we reduced the borrowings to the Federal Home Loan Bank. Commercial loan growth has been limited the past two years with economic, credit risk and other factors influencing total growth. We were encouraged, however, by a surge in commercial loan growth in the fourth quarter of 2004, and an overall strong year in consumer loan activity.

     We look forward to 2005 in many areas, including (but not limited to), possible expansion into other markets, the implementation of a more aggressive sales program that will allow us to take advantage of opportunities to grow both the loans and deposits of the Bank prudently, a review of the Bank's benefit programs, and an increased focus on the profitability structure of the Bank.

                 AVERAGE BALANCES AND INTEREST RATES AND YIELDS

     The following table presents Mutual's interest-earnings assets and interest-bearing liabilities and the yields and rates on such balances for 2004 and 2003 and at December 31, 2004 and the average daily balances of each category of Mutual's interest-earning assets and interest-bearing liabilities, the interest earned or paid on those balances and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.



                                             At December 31,                        Year Ended December 31,
                                         -------------------------------------------------------------------------------------------
                                                  2004                       2004                               2003
                                         -------------------------------------------------------------------------------------------
                                                                Average    Interest      Average   Average     Interest     Average
                                          Balance   Yield/Rate  Balance  Earned/Paid   Yield/Rate  Balance   Earned/Paid  Yield/Rate
                                         -------------------------------------------------------------------------------------------

Assets:
Interest Earning Assets:
  Interest Bearing Deposits............. $ 11,323     1.99%    $ 12,032     $    139     1.16%    $  4,854     $  37        0.76%
  Interest Bearing Time Deposits........      200     2.96           94            3     3.19            -         -           -
  Securities Held to Maturity...........   10,455     2.16        3,066           55     1.79        3,599        62        1.72
  Loans Receivable(1)...................   99,834     5.94       96,949        5,803     5.99       91,268     5,877        6.44
  Stock in FHLB of Indianapolis.........    1,020     4.25          999           48     4.80          771        36        4.67
                                         --------             ----------   ----------            ----------  --------
     Total Interest Earning Assets......  122,832     5.24%     113,140        6,048     5.35%     100,492     6,012        5.98
                                                                           ----------                        --------
Non-Interest Earning Assets, Net of
  Allowance for Loan Losses.............    3,331                 2,818                              2,902
                                         ---------            ----------                         ----------
     Total Assets....................... $126,163              $115,958                           $103,394
                                         =========            ==========                         ==========

Liabilities and Retained Earnings:
Interest Bearing Liabilities:
  Savings Deposits...................... $ 39,672     0.66%    $ 38,746     $    232     0.60%    $ 36,798     $ 236        0.64
  Interest Bearing Demand Deposits......    1,404     0.68        1,500            7     0.46          400         2        0.50
  Certificates of Deposit...............   35,572     2.67       35,905          931     2.59       36,633     1,109        3.03
  FHLB Advances.........................   16,500     3.99       17,404          706     4.06       15,244       607        3.98
                                         --------             ----------   ----------            ----------  --------
     Total Interest Bearing
       Liabilities......................   93,148     2.02%      93,555        1,876     2.00%      89,075     1,954        2.19
                                                                           ----------                        --------

Other Liabilities.......................   10,118                 7,375                              6,361
                                         ---------            ----------                         ----------

     Total Liabilities..................  103,266               100,930                             95,436
Equity Contributed by ESOP..............       64                    64
Stockholders' Equity....................   22,833                14,964                              7,958
                                         ---------            ----------                         ----------
     Total Liabilities and
      Stockholders' Equity.............. $126,163              $115,958                           $103,394
                                         =========            ==========                         ==========





                                                                  6


                                             At December 31,                        Year Ended December 31,
                                         -------------------------------------------------------------------------------------------
                                                  2004                       2004                               2003
                                         -------------------------------------------------------------------------------------------
                                                                Average    Interest      Average   Average     Interest     Average
                                          Balance   Yield/Rate  Balance  Earned/Paid   Yield/Rate  Balance   Earned/Paid  Yield/Rate
                                         -------------------------------------------------------------------------------------------

Net Earning Assets......................   29,684                                                 $ 11,417
                                                                                                 ==========
Net Interest Income.....................                                   $   4,172                          $4,058
                                                                           ==========                        ========
Interest Rate Spread(2).................               3.22%                              3.35%                             3.79%
                                                                                        =======                           =======
Net Yield on Average Earning Assets(3)..                 n/a                              3.69%                             4.04%
                                                                                        =======                           =======
Interest Earning Assets to Interest
  Bearing Liabilities ..................             131.87%                            120.93%                           112.82%
--------------------------------------------------------
(1)  Nonaccruing loans have been included in the average balances.
(2)  Interest rate spread is calculated by subtracting weighted average interest rate  cost  from  weighted  average  interest  rate  yield  for the  period indicated.
(3)  The net yield on weighted  average interest earning assets is calculated by dividing net interest income by weighted  average  interest  earning assets for the period indicated.






                                       7

                              INTEREST RATE SPREAD

     Mutual's results of operations have been determined primarily by net interest income and, to a lesser extent, non-interest income and non-interest expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

     The following table sets forth the weighted average effective interest rate earned by Mutual on its loan and investment portfolios and other interest-earning assets, the weighted average effective cost of Mutual's deposits and borrowings, the interest rate spread of Mutual, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on average daily balances.



                                              At December 31,      Year Ended December 31,
                                                   2004            2004              2003
Weighted Average Interest Rate Earned On:
   Interest Bearing Deposits                        1.99%          1.16%             0.76%
   Interest Bearing Time Deposits                   2.96           3.19               n/a
   Securities to be Held to Maturity                2.16           1.79              1.72
   Loans Receivable                                 5.94           5.99              6.44
   FHLB Stock                                       4.25           4.80              4.67
       Total Interest Earning Assets                5.24           5.35              5.98

Weighted Average Interest Rate Cost of:
   Savings, NOW and Money Market                    0.66           0.60              0.64
   Interest Bearing Demand Deposits                 0.68           0.46              0.50
   Certificates of Deposit                          2.67           2.59              3.03
   FHLB Advances                                    3.99           4.06              3.98
       Total Interest Bearing Liabilities           2.02           2.00              2.19

Interest Rate Spread                                3.22           3.35              3.79
Net Yield on Weighted Average Interest Earning
   Assets                                           n/a            3.69              4.04




     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Mutual's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.


                                                             Increase (Decrease) in Net Interest Income
                                                          -------------------------------------------------
                                                                                               Total Net
                                                            Due to Rate    Due to Volume         Change
                                                          -------------------------------------------------
                                                                           (In Thousands)
Year Ended December 31, 2004, Compared to Year Ended
  December 31, 2003
Interest Earning Assets:
  Interest Bearing Deposits                                       $   26          $   76           $  102
  Interest Bearing Time Deposits                                       -               3                3
  Securities to be Held to Maturity                                    2              (9)              (7)
  Loans Receivable                                                  (428)            354              (74)
  FHLB Stock                                                           1              11               12
                                                                  ------          ------           ------
      Total                                                         (399)            435               36

Interest Bearing Liabilities
  Savings Deposits                                                   (16)             12               (4)
  Interest Bearing Demand Deposits                                     -               5                5
  Certificates of Deposit                                           (156)            (22)            (178)
  FHLB Advances                                                       12              87               99
                                                                  ------          ------           ------
      Total                                                         (160)             82              (78)
                                                                  ------          ------           ------

Net Change in Net Interest Income                                 $ (239)         $  353           $  114
                                                                  ======          ======           ======

Year Ended December 31, 2003, Compared to Year Ended
  December 31, 2002
Interest Earning Assets:
  Interest Bearing Deposits                                       $  (33)         $  (29)          $  (62)
  Securities to be Held to Maturity                                  (61)            (74)            (135)
  Loans Receivable                                                  (244)            609              365
  FHLB Stock                                                          (8)             11                3
                                                                  ------          ------           ------
      Total                                                         (346)            517              171

Interest Bearing Liabilities
  Savings Deposits                                                  (170)             12             (158)
  Interest Bearing Demand Deposits                                    (1)              2                1
  Certificates of Deposit                                           (461)            (15)            (476)
  FHLB Advances                                                      (81)            411              330
                                                                  ------          ------           ------
      Total                                                         (713)            410             (303)
                                                                  ------          ------           ------

Net Change in Net Interest Income                                 $  367          $  107           $  474
                                                                  ======          ======           ======




              FINANCIAL CONDITION AT DECEMBER 31, 2004 COMPARED TO
                    FINANCIAL CONDITION AT DECEMBER 31, 2003

     Total assets increased $19.6 million at December 31, 2004 from December 31, 2003. The growth in total assets was due to an increase in our cash and cash equivalents by $7.3 million, or 154.42%, and securities held to maturity by $9.8 million, or 1419.62%. The increase in both categories was a direct result of the capital raised through the initial offering of Third Century stock which was completed on June 29, 2004. Third Century infused the majority of this capital into Mutual. Mutual invested $9.8 million of this excess cash in federal agency securities and $200,000 in certificates of deposit during the year. The federal agency notes will mature over the next twelve months and the certificates of deposit will mature in twelve months. Mutual plans to continue investing its excess cash in either loans to customers or short-term investments.

     Average assets increased from $103.4 million for 2003, to $115.9 million for 2004, an increase of 12.15%. Average interest-earning assets represented 97.57% and 97.19% of average assets for 2004 and 2003 respectively. During 2004, average loans increased $5.7 million and average interest-bearing deposits increased $7.2 million. Average interest-earning assets as a percentage of average interest-earning liabilities were 120.93% and 112.82% for 2004 and 2003 respectively. This increase was largely a result of the capital raised through the initial offering of Third Century stock as discussed in the previous paragraph.


INVESTMENT SECURITIES

     Total securities increased approximately $9.8 million from December 31, 2003 to December 31, 2004, which represents an increase of 1419.62%. Third Century infused the majority of the capital, raised through its initial stock offering, into Mutual. Mutual invested $9.8 million of this excess cash in federal agency securities that will mature over the next twelve months. Because of historically low interest rates the Bank maintained a short maturity period on its investments. Expectations of management are to take advantage of higher yields via anticipated higher interest rates on investment securities or allocation to loans.


LOANS AND ALLOWANCE FOR LOAN LOSSES

     Average loans increased $5.7 million or 6.22% during 2004. The growth in loans was funded primarily by the proceeds received from the initial stock offering of Third Century. Average loans were $96.9 million for 2004 and $91.3 million for 2003. The average yield on loans was 5.99% for 2004 and 6.44% for 2003, a decrease of 45 basis points.

     The allowance for loan losses as a percentage of gross loans decreased to 1.01% at December 31, 2004 from 1.08% a year earlier. The ratio of the allowance for loan losses to non-performing loans was 4048.00% at December 31, 2004 compared to 245.92% at December 31, 2003. The Bank's loan loss allowance was $1.0 million as of December 31, 2004 and $1.1 million as of December 31, 2003. During 2004, total loans charged off through allowance totaled $111,000 and the Bank recovered $32,000. Total net charges to the allowance in 2004 were $79,000. The Bank also added $36,000 to the loan loss allowance during the year ended December 31, 2004.


DEPOSITS

     Deposits increased $7.7 million from $78.7 million to $86.4 million during 2004. Average total deposits increased $2.3 million to $76.1 million for 2004 contrasted to $73.8 million for 2003.


BORROWED FUNDS

     Borrowed funds decreased $3.0 million from December 31, 2003 to December 31, 2004. Management paid off notes as they matured during 2004 with the excess cash provided from the initial stock offering of Third Century. Average borrowed funds increased to $17.4 million for the year ended December 31, 2004 compared to $15.2 million for the year ended December 31, 2003. Based on its liquidity, the Bank stopped renewing its borrowings and paid them off during the latter half of the year. During 2003 and 2004, Mutual offered higher rates on certificates of deposit with a five-year maturity to offset the interest rate risk associated with its mortgage portfolio, but received little response from its customer base due to this offer. Management exercised its next option by offsetting the interest rate risk associated with the mortgage growth with borrowed funds from the Federal Home Loan Bank of Indianapolis (the "FHLB").

     Third Century formed an employee stock ownership plan (ESOP) and the ESOP purchased 132,250 shares at an average price of $11.32. The ESOP started to release shares during the third quarter of 2004. The total shares released for 2004 were 5,352 at an average price of $12.17 per share for total ESOP expense of $65,147. In addition, the Board of Third Century declared a $66,125 cash dividend to the shareholders of record as of September 22, 2004 payable on October 5, 2004 and as of December 22, 2004 payable January 3, 2005.

     Mutual does not have any additional long-term commitments beyond those previously discussed.


SHAREHOLDERS' EQUITY CAPITAL

     Shareholders' equity increased $14.8 million to $22.8 million at December 31, 2004 compared to $8.0 million at December 31, 2003. The change in equity primarily resulted from the sale of common stock in Third Century for net proceeds of $15.7 million. The book value per share as of December 2004 was $13.81 based on 1,653,125 shares outstanding.


              FINANCIAL CONDITION AT DECEMBER 31, 2003 COMPARED TO
                    FINANCIAL CONDITION AT DECEMBER 31, 2002

     Total assets increased $10.1 million at December 31, 2003 from December 31, 2002. The increase was primarily a result of an increase in net loans of $17.6 million, or 22.20%, offset by decreases in cash and cash equivalents of $2.4 million and decreases in investments of $5.4 million.

     Average assets increased from $99.9 million for 2002, to $103.4 million for 2003, an increase of 3.53%. Average interest-earning assets represented 97.19% and 97.14% of average assets for 2003 and 2002 respectively. During 2003, average loans increased $9.3 million. Average interest-earning assets as a percentage of average interest-earning liabilities were 112.82% and 124.24% for 2003 and 2002 respectively. This decrease was largely a result of the rapid growth of the borrowings in proportion to the slower growth of the mortgage portfolio.


INVESTMENT SECURITIES

     Total securities decreased approximately $5.4 million from December 31, 2002 to December 31, 2003 which represents a decrease of 88.76%. The reduction was the result of scheduled maturities and repayments, with the proceeds from these maturities and repayments used to assist in funding the growth in loans. Historically, Mutual has not maintained a significant investment portfolio due to its high percentage of loans to deposits.


LOANS AND ALLOWANCE FOR LOAN LOSSES

     Average loans increased $9.3 million or 11.41% during 2003. The growth in loans was funded primarily by increased average borrowings of $10.0 million. Average loans were $91.3 million for 2003 and $81.9 million for 2002. The average yield on loans was 6.44% for 2003 and 6.73% for 2002, a decrease of 29 basis points.

     The majority of loan growth was within the category of one- to four-family residential loans. This growth was driven by the continued low rate interest environment and the related refinancing of loans. During 2002, Mutual began to retain all originated mortgages. At that time, Mutual's interest rate risk rate was relatively low based on the policy guidelines set by the Board. Mutual experienced strong growth in its fixed-rate mortgage portfolio during the last quarter of 2002. Mutual's Asset Liability Committee re-examined the interest rate risk position of Mutual as of December 31, 2002 and found it remained well within Board policy guidelines. The Asset Liability Committee continued to monitor its ability to offset the interest rate risk associated with newly originated fixed-rate mortgages with the interest rate risk associated with newly borrowed funds from the FHLB. In March 2003, the Asset Liability Committee decided to sell all newly originated fixed-rate mortgages with maturities of twenty years or more to the secondary market and offer ten-year and twelve-year fixed rate mortgages in an attempt to shorten the average weighted maturity of Mutual's fixed-rate mortgage portfolio. In May 2003, the Asset Liability Committee reviewed the interest rate risk measurement for the first quarter of 2003 and noted Mutual's increased sensitivity to an instantaneous 300 basis point change in rates. The Asset Liability Committee decided to sell all newly originated fixed-rate mortgages with maturities greater than twelve years effective June 2003. The Asset Liability Committee has continued the strategy of selling these fixed-rate mortgages to the secondary market and borrowing wholesale funds from the FHLB to reduce Mutual's interest rate risk in a rising rate environment.

     The allowance for loan losses as a percentage of gross loans decreased to 1.08% at December 31, 2003 from 1.10% a year earlier. The ratio of the allowance for loan losses to non-performing loans was 245.92% at December 31, 2003 compared to 532.53% at December 31, 2002. In 2003, Mutual continued to increase the amount of allowance for loan losses to assure adequate reserves as Mutual continued its loan portfolio diversification into commercial real estate, other commercial, and consumer lending.


DEPOSITS

     Deposits increased $600,000 from $78.1 million to $78.7 million during 2003. Average total deposits increased $1.0 million to $73.8 million for 2003 contrasted to $72.8 million for 2002.


BORROWED FUNDS

     Borrowed funds increased $9.0 million from December 31, 2002 to December 31, 2003. Management continued to fund a portion of Mutual's loan growth with advances from the FHLB. Average borrowed funds increased to $15.2 million for the year ended December 31, 2003 compared to $5.3 million for the year ended December 31, 2002. During 2002 and 2003, Mutual offered higher rates on certificates of deposit with a five-year maturity to offset the interest rate risk associated with its mortgage portfolio. Mutual received little response from its customer base due to a forty-year low in interest rates. Management exercised its next option by offsetting the interest rate risk associated with the mortgage growth with borrowed funds from FHLB.

     Mutual does not have any additional long-term commitments beyond the FHLB advances.


SHAREHOLDERS' EQUITY CAPITAL

     Equity capital increased $500,000 to $8.0 million at December 31, 2003 compared to $7.5 million at December 31, 2002. The increase was due to net income during the period.


                         COMPARISON OF OPERATING RESULTS
                   FOR YEARS ENDED DECEMBER 31, 2004 AND 2003

GENERAL

     Net income for 2004 increased $130,000, or 26.26%, to $625,000 compared to $495,000 for 2003. Return on average assets for 2004 and 2003 was .54%, and ..48%, respectively. Return on average equity was 4.16% for 2004 and 6.22% for 2003.

     The increase in net income for the year ended December 31, 2004 resulted from the gains from the sale of loans and the related capitalization of mortgage servicing rights. In addition, the increase was impacted by the reduction in the allocation to the Bank's loan loss provision based upon management's continued evaluation of the adequacy of the allowance for loan losses.

Mortgage servicing rights recorded in 2004 totaled $126,000. In 2004, additions to the loan loss provision were $36,000, compared to $200,000 in the year ended 2003.

     Non-interest income increased $168,000 from 2003 to $892,000 for 2004. The largest component making up the increase in non-interest income was the addition of mortgage servicing rights, which added a net total of $126,000. This, along with increased fees from loans sold and charges and fees on bank accounts, offset a significant reduction in fees from commercial and mortgage loan originations from the prior year.

     Non-interest expense increased $236,000 during 2004. The largest component of the increase of non-interest expense was salary expense, which increased a total of $101,334. While the Bank realized cost savings from a reduction in overtime paid to hourly employees from 2003 to 2004 (data processing and mortgage refinancing dominated 2003), there were several additions to the staff in 2004 which increased the overall salary expense. In 2004, the Bank added a construction loan officer in the Mortgage Department. Further, there were additions to staff, by the creation of an Audit Department consisting of two full-time persons who will be responsible for regulatory compliance (including Sarbanes-Oxley 404) and internal control auditing matters. Also, a staff accountant was added to assist with the preparation of all regulatory and SEC reporting.


INTEREST INCOME

     Mutual's total interest income was $6.0 million for 2004 which represented no growth from December 31, 2003. Increased volume, primarily in loans, accounted for $435,000 of an increase but was offset by decreases resulting from lower interest rates totaling $399,000 with the majority of this decrease relating to declining yields on loans. Average earning assets increased $12.6 million from $100.5 million to $113.1 million from 2003 to 2004. The increase in average earning assets was accompanied by a decrease in average yields to 5.35% in 2004 from 5.98% in 2003. The yield on loans decreased from 6.44% for 2003 to 5.99% for 2004, and this decrease in the yield on loans accounted for the majority of the total decrease in yield on earning assets.


INTEREST EXPENSE

     Interest expense decreased $78,000 during 2004 compared to 2003. Average interest-bearing liabilities increased $4.5 million to $93.6 million for 2004 from $89.1 million for 2003, with advances from the FHLB accounting for approximately $2.2 million of this increase as Mutual utilized these advances to fund loan growth. The decrease in interest expense was primarily a result of a decrease in the average cost of interest-bearing liabilities due to declining rates. The average cost of interest-bearing liabilities decreased from 2.19% for 2003 to 2.00% for 2004. Declining rates accounted for $164,000 of the decrease, offset by an increase of $82,000 due to volume increases of interest-bearing liabilities.


NET INTEREST INCOME

     Net interest income increased approximately $114,000 for 2004 to approximately $4.2 million compared to $4.1 million for 2003. As previously discussed, the increase was primarily due to increased volumes on interest-bearing assets and decreased rates on interest-bearing liabilities. There is no assurance that Mutual can continue to increase the volume of interest-earning assets in the future to the extent attained during 2004 and this may negatively affect net interest income. Mutual's interest rate spread for 2004 was 3.35% compared to 3.79% for 2003.


PROVISION FOR LOAN LOSSES

     Mutual's provision for loan losses for 2004 was $36,000 compared to $200,000 for 2003. The decrease in the provision for 2004 was based on management's analysis of the adequacy of the allowance for loan losses, total net charge offs of $79,000, the level of the allowance and other factors including the size, condition and components of the loan portfolio, economic conditions, trends national and local bankruptcies as well as other qualitative factors.


NON-INTEREST INCOME

     Non-interest income increased $168,000 from $724,000 for 2003 to $892,000 for 2004. The largest component making up the increase in non-interest income was the increase on gain on sale of loans of $144,000. This gain included the capitalization of mortgage servicing rights on loans sold where the servicing was retained. This, along with increased discount fees from loans sold and service charges and fees on bank accounts, offset a significant reduction in fees from commercial and mortgage loan originations.


NON-INTEREST EXPENSE

     Non-interest expense increased $236,000 from $3.8 million in 2003 to $4.0 million in 2004 which represents an increase of 6.28%. The largest component of the increase of non-interest expense was salary expense, which increased a total of $101,334. While the Bank realized cost savings from a reduction in overtime paid to hourly employees from 2003 to 2004, there were several additions to the staff in 2004 as previously discussed.


INCOME TAX EXPENSE

     Income tax expense was $411,000 for 2004 compared to $331,000 for 2003. The level of tax expense was consistent with the level of taxable income in each year. The effective tax rates were 39.7%, and 40.1% for 2004 and 2003 respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR YEARS ENDED DECEMBER 31, 2003 AND 2002

GENERAL

     Net income for 2003 decreased $115,000, or 18.92%, to $495,000 compared to $610,000 for 2002. Return on average assets for 2003 and 2002 was .48%, and ..61%, respectively. Return on average equity was 6.22% for 2003 and 8.29% for 2002.

     The decline in net income for the year ended December 31, 2003 resulted from a combination of factors that included an increase in net interest income as higher volumes on interest-earning assets outpaced the decline in overall rates earned on these assets. Conversely, the higher volumes on interest-bearing liabilities were offset by the decline in interest rates on these liabilities. This increase in net interest income was similar to that experienced by many community banks in 2003 as interest-bearing liabilities typically reprice faster than interest-earning assets.

     Non-interest income remained relatively stable from 2002 to 2003. Mutual experienced declining revenue in the area of fiduciary activities as the 2002 year included fee income related to a large estate trust that was settled during 2002. This decrease in fiduciary activity was offset by increased gains on loan sales as a result of the high levels of mortgage loan refinancing activity experienced in 2003.

     Non-interest expense increased approximately $583,000 during 2003 as additional personnel were added to enhance Mutual's ability to originate commercial loans as well as in response to the volume of mortgage loan refinancing handled by Mutual. During 2003, Mutual also elected to change vendors for its core processing and accordingly incurred approximately $117,000 in expense directly related to this conversion in 2003 that will not recur.

INTEREST INCOME

     Mutual's total interest income was $6.0 million for 2003 compared to $5.8 million for 2002. Increased volume, primarily on loans, accounted for $517,000 of the increase and was offset by decreases resulting from lower interest rates totaling $346,000 with the majority of this decrease relating to declining yields on loans. Average earning assets increased $3.5 million from $97.0 million to $100.5 million from 2002 to 2003. The increase in average earning assets was accompanied by a decrease in average yields to 5.98% in 2003 from 6.02% in 2002. The yield on loans decreased from 6.73% for 2002 to 6.44% for 2003, and this decrease in the yield on loans accounted for the majority of the total decrease in yield on earning assets.


INTEREST EXPENSE

     Interest expense decreased $303,000 during 2003 compared to 2002. Average interest-bearing liabilities increased to $89.1 million for 2003 from $78.1 million for 2002, with advances from the FHLB accounting for approximately $10.0 million of this increase as Mutual utilized these advances to fund loan growth. The decrease in interest expense was primarily a result of a decrease in the average cost of interest-bearing liabilities due to declining rates. The average cost of interest-bearing liabilities decreased from 2.89% for 2002 to 2.19% for 2003. Declining rates accounted for $713,000 of the decrease, offset by an increase of $410,000 due to volume increases of interest-bearing liabilities.


NET INTEREST INCOME

     Net interest income increased approximately $475,000 for 2003 to approximately $4.1 million compared to $3.6 million for 2002. As previously discussed, the increase was primarily due to increased volumes on interest-bearing assets and decreased rates on interest-bearing liabilities. There is no assurance that Mutual can continue to increase the volume of interest-earning assets in the future to the extent attained during 2003 and this may negatively affect net interest income. Mutual's interest rate spread for 2003 was 3.79% compared to 3.13% for 2002.


PROVISION FOR LOAN LOSSES

     Mutual's provision for loan losses for 2003 was $200,000 compared to $140,000 for 2002. The increase in the provision for 2003 was based on management's analysis of the adequacy of the allowance for loan losses, total net charge offs of $29,000, the level of the allowance and other factors including the size, condition and components of the loan portfolio, economic conditions, trends national and local bankruptcies as well as other qualitative factors. Mutual increased the loan loss provision as it continued its loan portfolio diversification into commercial real estate, other commercial and consumer loans, which typically are of higher risk than one- to four-family real estate mortgage loans.


NON-INTEREST INCOME

     Non-interest  income remained  relatively level from 2002 to 2003. However,
there  were  several   fluctuations   within  the  overall   classification   of
non-interest income and the more significant of those are discussed below.

     Service Charges
     ---------------

     Service charges on deposit accounts increased to $204,000 for 2003 from $178,000 for 2002 which represents an increase of 14.78%. This increase was a result of continued growth in the number of fee-oriented checking accounts. Mutual also implemented a revised service charge schedule in 2003, which is responsible for a large portion of the increase.

     Fiduciary Activities
     --------------------

     Income from fiduciary activities decreased $45,000 from $126,000 for the year ended 2002 to $81,000 for the year ended 2003 which represents a decrease of 35.99%. In 2002, Mutual served as trustee for a large estate and received fees from this estate of approximately $56,450 which was included in non-interest income. Management views 2003 as a more typical year for trust fee income.

     Gains on Loan Sales
     -------------------

     Gains on the sales of loans increased $23,000 from $49,000 in 2002 to $72,000 in 2003. This increase resulted from higher volumes of loan sales throughout 2003 due to management's decision in June 2003 to sell all newly originated fixed-rate mortgages with maturities greater than twelve years.


NON-INTEREST EXPENSE

     Non-interest expense increased $583,000 from $3.2 million in 2002 to $3.8 million in 2003 which represents an increase of 18.37%. The significant fluctuations in non-interest expense included salaries and employee benefits, data processing and conversion costs and income tax expense.

     Mutual's non-interest expense for 2003 was higher than that of its peer group. Mutual's higher non-interest expense is largely due to Mutual having more offices than its peers. Also, Mutual's salary expense increased in 2003 because of the additional hours employees worked to cover the significant increase in Mutual's mortgage loan production and to complete a data processing conversion. In addition, because of its geographic proximity to Indianapolis and the extremely competitive nature of commercial banking and mortgage lending activities in its market area, Mutual found it necessary in 2003 to make significant adjustments to the salaries of officers and employees so that it could remain competitive from a compensation standpoint.

     Management has been taking, and intends to continue to take, steps to reduce non-interest expense. Mutual expects to achieve significant expense reduction as a consequence of its conversion in 2003 of its data processing services from BISYS to Intrieve and also from the transfer of all check processing and statement production from the FHLB to Intrieve. Management also expects salary expense increases to moderate in 2004 due to significant reductions in overtime pay and to the fact that its more competitive salary structure is in place.

     Salaries and Employee Benefits
     ------------------------------

     Salaries and benefits increased $334,000 to $2.1 million for 2003 compared to $1.8 million for 2002 which represents an increase of 18.7%. This increase was the result of several factors: Mutual's merit and other increases to employees as of January 1, 2003 totaled $61,100 for 2003; Mutual hired a mortgage originator and a commercial loan originator; two part-time employees began working full-time schedules due to the mortgage refinancing volume and the data-processing conversion, respectively; Mutual increased its matching of employees' 401(k) contributions from 100% on the first 6% of gross salaries to 100% on the first 8% of gross salaries; health insurance premiums paid by Mutual increased by $22,728 (or 14.1%); pensions costs increased by $19,661 (or 23.6%); and Mutual paid more in commissions to its mortgage loan originators due to increased volume of originations during 2003.

     Data Processing and Conversion Expense
     --------------------------------------

     Data processing and conversion costs increased $173,000, or 60.0%, in 2003 compared to 2002. During 2003, management evaluated Mutual's data processing needs and made a change in core processors. Expenses related to this conversion totaled $117,000 in 2003. Data processing costs increased $56,000 in 2003 from $289,000 to $345,000 in connection with the system conversion.


INCOME TAX EXPENSE

     Income tax expense was $331,000 for 2003 compared to $402,000 for 2002. The level of tax expense was consistent with the level of taxable income in each year. The effective tax rates were 40.1%, and 39.7% for 2003 and 2002 respectively.


                         LIQUIDITY AND CAPITAL RESOURCES

     Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings deposit withdrawals and pay operating expenses. Mutual's primary sources of funds are deposits, borrowings from the FHLB, proceeds from principal and interest payments on loans and proceeds from maturing securities. While FHLB advances and maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the restructuring of the thrift industry.

     The primary investing activity of the Bank is the origination of loans. During 2004 and 2003, the Bank originated one- to four-family mortgage loans in the amounts of $10.0 million, and $26.4 million, respectively.

     During 2004 and 2003, the Bank also originated consumer loans of $8.1 million and $5.5 million, commercial and commercial real estate loans of $17.3 million and $10.0 million, land loans of $337,000 and $878,000, and construction loans of $8.1 million and $2.0 million during these periods. Loan repayments and other deductions were $42.2 million and $27.0 million during the respective years.

     During 2004 and 2003, the Bank purchased securities in the amounts of $16.4 million and $711,000, respectively. Maturities and repayments of securities were $6.4 million in 2004 and $6.0 million in 2003. During 2004, deposits grew approximately $7.7 million. FHLB advances decreased $3.0 million during 2004 and increased $9.0 million during 2003.

     The Bank had outstanding loan commitments of $1.4 million and unused lines of credit of $11.9 million at December 31, 2004. We anticipate that the Bank will have sufficient funds from loan repayments and access to FHLB advances if needed to meet its current commitments. Certificates of deposit scheduled to mature in one year or less at December 31, 2004 totaled $21.0 million. Our management believes that a significant portion of such deposits will remain with Mutual based upon historical deposit flow data and Mutual's competitive pricing in its market area, although there can be no guarantee that this will be the case.

     The Bank intends to continue selling new fixed-rate mortgage loans as part of its strategy of achieving compliance with its interest rate policy and will continue to sell those loans as long as necessary for interest rate risk purposes. Mutual may sell portfolio loans as management deems necessary and as opportunities arise. Loans will be sold for a gain, if available, or at par.

     Liquidity management is both a daily and long-term function of the Bank's management strategy. In the event that Mutual should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances. Mutual regularly monitors its interest rate spread position to determine the appropriate mix between retail and wholesale funds available to fund its loan activities. From time to time, Mutual offers higher cost deposit products to generate funds for loans. Mutual also relies on advances from the FHLB to fund its lending activities when the cost of alternative sources of funds makes it prudent to do so. Mutual will continue to monitor its interest rate spread position and mix of deposits and alternative sources of funds. FHLB advances were $16.5 million at December 31, 2004. Mutual had approximately $48.7 million in eligible assets available as collateral for advances from the FHLB as of December 31, 2004. Based on Mutual's blanket collateral agreements, advances from the FHLB must be collateralized by 145% of eligible assets. Therefore, Mutual's eligible collateral would have supported approximately $33.6 million in advances from the FHLB as of December 31, 2004. Accordingly, Mutual had approximately $17.1 million available to borrow from the FHLB at December 31, 2004. Mutual's Board of Directors has by resolution limited the amount of authorized borrowings to $40.0 million at December 31, 2004. As liquidity needs present themselves, the Board of Directors may elect to increase the amount of authorized borrowings from the FHLB through a Board resolution.

     The following is a summary of cash flows for Mutual, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Mutual is experiencing loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each of the years ended December 31, 2004 and 2003.


                                                                                   Year Ended December 31,
                                                                                  ---------------------------
                                                                                      2004          2003
                                                                                  ---------------------------
                                                                                        (In Thousands)

Operating Activities .....................................................           $     519     $     922
Investing Activities:
    Net Change in Interest-bearing Time Deposits..........................                (200)            -
    Purchase of Held-to-Maturity Securities ..............................             (16,195)         (711)
    Proceeds from Maturities to Held-to-Maturity Securities ..............               6,406         6,037
    Net Change in Loans ..................................................              (1,903)      (17,819)
    Purchases of Premises and Equipment ..................................                (188)          (73)
    Purchase of FHLB Stock ...............................................                   -          (425)
                                                                                     ---------     ---------
       Net Cash Used by Investing Activities .............................             (12,080)      (12,991)
                                                                                     ---------     ---------

Financing Activities
    Net Change in Demand Deposits, Money Market, NOW and Savings Accounts                7,332           364
    Net Change in Certificates of Deposit ................................                 368           217
    Proceeds from FHLB Advances ..........................................               1,500        12,000
    Payments on FHLB Advances ............................................              (4,500)       (3,000)
    Other ................................................................              14,179            41
                                                                                     ---------     ---------
       Net Cash Provided by Financing Activities .........................              18,879         9,622
                                                                                     ---------     ---------

Net Change in Cash and Cash Equivalents ..................................           $   7,318     $  (2,447)
                                                                                     =========     =========


     During 2004, operating activities provided $519,000 of cash flows with $625,000 of this representing net income from operations. The majority of the remainder of the $519,000 was provided by certain "non-cash" items which in effect did not require a cash outlay in 2004 but reduced net income from operations such as depreciation and amortization expenses and the provision for loan losses. Investing activities resulted in negative cash flows of $12.1 million primarily due to the purchase of new investments with the infusion of cash from Third Century as a result of its initial stock offering. New investment security purchases, net of maturities, used

$10.0 million of investing cash flows. During 2004, financing activities provided $18.9 million of cash flows for Mutual. These financing cash flows were primarily generated by the initial stock offering of Third Century, which contributed $14.1 million. Increases in deposits provided approximately $7.7 million of cash flows during 2004.

     During 2003, operating activities provided $922,000 of cash flows with $495,000 of this representing net income from operations. The majority of the remainder of the $922,000 was provided by certain "non-cash" items which in effect did not require a cash outlay in 2003 but reduced net income from operations such as depreciation and amortization expenses and the provision for loan losses. Investing activities resulted in negative cash flows of $13.0 million primarily due to the net originations of loans. Investment security maturities, net of new purchases, provided $5.3 million of investing cash flows. During 2003, financing activities provided $9.6 million of cash flows for Mutual. These financing cash flows were primarily generated by additional net borrowings from the FHLB of $9.0 million. Increases in deposits provided approximately $581,000 of cash flows during 2003.

     Mutual is subject to certain capital requirements set by regulatory agencies and it is management's policy to maintain a "well capitalized" rating from regulatory authorities. Mutual was classified as "well capitalized" at December 31, 2004, under the criteria established by the FDIC and exceeded all capital requirements. The following table provides the minimum regulatory capital requirements and Mutual's capital ratios as of December 31, 2004.


                                                                    At December 31, 2004
                                                                                         Mutual's Capital Levels
                                                                          ----------------------------------------------------
                                                                                                     Amount of Excess Over
                                                                                                ------------------------------
                                    Minimum         Well Capitalized
                                  Requirement         Requirement
                                                                                                 Minimum      Well-Capitalized
                                Ratio     Amount    Ratio     Amount      Ratio      Amount     Requirement      Requirement
                                                                    (Dollars in Thousands)
Tier I Capital to
    Risk-Weighted Assets....     4.0%     $3,299      6.0%    $4,948      18.36%     $15,143      $11,844          $10,195
Total Risk Based to Risk
    Weighted Assets.........     8.0       6,598     10.0      8,247      19.59       16,155        9,557            7,908
Tier I Leverage Assets......     4.0       4,945      5.0      6,181      12.25       15,143       10,198            8,962



     As of December 31, 2004, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Mutual's liquidity, capital resources, or results of operations.


                         OFF-BALANCE SHEET ARRANGEMENTS

     Third Century does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

     Mutual evaluates the need for the establishment of reserves for loan commitments based on each customer's credit worthiness on a case by case basis. If management determines a reserve is required based upon its evaluation, a reserve is established and maintained as an other liability.

There were no reserves recorded at December 31, 2004 or 2003 for loan commitments or any other off-balance sheet items.


                            CURRENT ACCOUNTING ISSUES

     In March 2004, the Emerging Issues Task Force (EITF) finalized and issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions. The additional annual disclosure requirements were previously issued by the EITF in November 2003 and were effective for the year ended December 31, 2003. In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) EITF 03-1-1, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. We are currently evaluating the effect of the recognition and measurement provisions of EITF 03-1. While our analysis is pending the FASB's revisions to EITF 03-1, we currently believe the adoption of EITF 03-1 will not result in a material impact on Third Century's results of operations or financial condition.

     On December 12, 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 requires acquired loans with poor credit quality to be recorded at fair value and prohibits carrying over or creation of valuation allowances in the initial accounting for the loans. SOP 03-3 also limits the yield that may be accreted to income. SOP 03-3 applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP 03-3 is not expected to have a material impact on Third Century's results of operations or financial condition.

     In December, 2004, the FASB issued an amendment to SFAS 123 (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for Third Century for the first quarter of 2006.

     SFAS123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

     As of the required effective date, Third Century will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

     Third Century will be required to first report compensation cost under SFAS 123R in the first quarter of 2006. We are currently evaluating the effect of the recognition and measurement provisions of SFAS 123R but we currently believe the adoption of SFAS 123R will not result in a material impact on Third Century's results of operations or financial condition.

                               IMPACT OF INFLATION

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Third Century Bancorp
Franklin, Indiana


We have audited the accompanying consolidated balance sheets of Third Century Bancorp as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Third Century Bancorp as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD, LLP

Indianapolis, Indiana
January 28, 2005


                              Third Century Bancorp
                           Consolidated Balance Sheets
                           December 31, 2004 and 2003


Assets

                                                                                   2004                2003
                                                                            ----------------------------------------

        Cash and due from banks                                               $        734,157   $        779,294
        Interest-bearing demand deposits                                            11,322,946          3,959,471
                                                                               ---------------    ---------------
               Cash and cash equivalents                                            12,057,103          4,738,765
        Interest-bearing time deposits                                                 200,000                 --
        Held-to-maturity securities                                                 10,454,621            688,609
        Loans, net of allowance for loan losses of $1,012,242 and
          $1,054,766 at December 31, 2004 and 2003                                  98,821,858         96,955,033
        Premises and equipment                                                       2,136,039          2,081,815
        Federal Home Loan Bank stock                                                 1,019,600            975,000
        Interest receivable                                                            482,916            463,551
        Other                                                                          990,921            658,507
                                                                               ---------------    ---------------

               Total assets                                                   $    126,163,058   $    106,561,280
                                                                               ===============    ===============

Liabilities and Stockholders' Equity

    Liabilities
        Deposits
           Demand                                                             $     11,163,961   $      6,989,144
           Savings, NOW and money market                                            39,672,287         35,779,346
           Time                                                                     35,571,892         35,939,575
                                                                               ---------------    ---------------
               Total deposits                                                       86,408,140         78,708,065
        Federal Home Loan Bank advances                                             16,500,000         19,500,000
        Interest payable and other liabilities                                         357,696            313,010
                                                                               ---------------    ---------------
               Total liabilities                                                   103,265,836         98,521,075
                                                                               ---------------    ---------------

    Commitments and Contingencies

    Equity Contributed by ESOP                                                          64,405                 --
                                                                               ---------------    ---------------

    Stockholders' Equity
        Common stock, authorized 20,000,000 shares, outstanding 1,653,125
          shares                                                                    14,289,635                 --
        Retained earnings                                                            8,543,182          8,040,205
                                                                               ---------------    ---------------
               Total stockholders' equity                                           22,832,817          8,040,205
                                                                               ---------------    ---------------

               Total liabilities and stockholders' equity                     $    126,163,058   $    106,561,280
                                                                               ===============    ===============


See Notes to Consolidated Financial Statements



                                       23

                              Third Century Bancorp
                        Consolidated Statements of Income
                     Years Ended December 31, 2004 and 2003


                                                          2004          2003
                                                      --------------------------

Interest and Dividend Income
    Loans                                             $  5,802,430   $ 5,877,351
    Securities                                              55,063        62,047
    Dividends on Federal Home Loan Bank stock               48,400        35,647
    Deposits with financial institutions                   141,516        36,677
                                                       -----------    ----------
           Total interest and dividend income            6,047,409     6,011,722
                                                       -----------    ----------

Interest Expense
    Deposits                                             1,170,226     1,346,831
    Federal Home Loan Bank advances                        705,524       607,125
                                                       -----------    ----------
           Total interest expense                        1,875,750     1,953,956
                                                       -----------    ----------

Net Interest Income                                      4,171,659     4,057,766

Provision for Loan Losses                                   36,000       200,000
                                                       -----------    ----------

Net Interest Income After Provision for Loan Losses      4,135,659     3,857,766
                                                       -----------    ----------

Noninterest Income
    Fiduciary activities                                    69,727        80,772
    Service charges on deposits accounts                   221,025       204,004
    Other service charges and fees                         209,003       223,005
    Net gains on loan sales                                216,114        72,363
    Merchant processing                                    108,559       100,851
    Other                                                   67,541        42,832
                                                       -----------    ----------
           Total noninterest income                        891,969       723,827
                                                       -----------    ----------

Noninterest Expense
    Salaries and employee benefits                       2,335,722     2,122,203
    Net occupancy expense                                  371,414       349,581
    Equipment expense                                       64,543        72,896
    Data processing fees                                   408,373       344,803
    Conversion expense                                          --       117,038
    Professional fees                                       88,763        62,119
    Directors' fees                                        122,300        89,500
    Bank charges                                            61,484       144,195
    Merchant processing                                     94,077        80,789
    ATM expense                                             87,677        63,634
    Other                                                  357,628       309,234
                                                       -----------    ----------
           Total noninterest expense                     3,991,981     3,755,992
                                                       -----------    ----------

Income Before Income Tax                                 1,035,647       825,601

Provision for Income Taxes                                 411,000       330,810
                                                       -----------    ----------

Net Income                                            $    624,647   $   494,791
                                                       ===========    ==========

See Notes to Consolidated Financial Statements



                              Third Century Bancorp
                 Consolidated Statements of Stockholders' Equity
                     Years Ended December 31, 2004 and 2003


                                                                Common Stock        Retained
                                                                   Amount           Earnings           Total
                                                            --------------------------------------------------------

    Balance, January 1, 2003                                  $            --     $    7,545,414   $    7,545,414
        Net income                                                                       494,791          494,791
                                                               --------------      -------------    -------------

    Balance, December 31, 2003                                             --          8,040,205        8,040,205
        Net income                                                                       624,647          624,647
        Dividends on common stock, $.08 per share
          outstanding                                                                   (121,670)        (121,670)
        Stock issued in conversion, at no par, net of
          conversion costs                                         15,786,451                          15,786,451
        Contribution of unearned ESOP shares                       (1,496,816)                         (1,496,816)
                                                               --------------      -------------    -------------

    Balance, December 31, 2004                                $    14,289,635     $    8,543,182   $   22,832,817
                                                               ==============      =============    =============



See Notes to Consolidated Financial Statements






                                       25


                              Third Century Bancorp
                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 2004 and 2003


                                                                                   2004                2003
                                                                            ----------------------------------------

    Operating Activities
        Net income                                                            $       624,647    $       494,791
        Items not requiring (providing) cash
           Depreciation and amortization                                              177,028            168,947
           Loss on disposal of fixed assets                                             5,175                 --
           Provision for loan losses                                                   36,000            200,000
           ESOP shares earned                                                          64,405                 --
           Amortization of premiums and discounts on securities                        22,818            109,504
           Capitalization of mortgage servicing rights                               (139,558)                --
           Deferred income taxes                                                      163,000            (61,000)
           FHLB stock dividends                                                       (44,600)                --
        Loans originated for sale                                                  (8,538,907)        (4,408,723)
        Sale of loans                                                               8,615,463          4,481,086
        Gains on sales of loans                                                       (76,556)           (72,363)
        Changes in
           Interest receivable                                                        (19,365)            61,022
           Other assets                                                              (403,506)            13,891
           Interest payable and other liabilities                                      33,290            (65,271)
                                                                               --------------     --------------
               Net cash provided by operating activities                              519,334            921,884
                                                                               --------------     --------------

    Investing Activities
        Purchase of interest-bearing time deposits                                   (200,000)                --
        Purchases of held-to-maturity securities                                  (16,194,830)          (711,006)
        Proceeds from maturities of held-to-maturity securities                     6,406,000          6,037,302
        Net change in loans                                                        (1,902,825)       (17,819,008)
        Purchase of premises and equipment                                           (188,777)           (73,921)
        Purchase of Federal Home Loan Bank stock                                           --           (425,000)
                                                                               ---------------     --------------
               Net cash used in investing activities                              (12,080,432)       (12,991,633)
                                                                               --------------     --------------

    Financing Activities
        Net increase in demand deposits, money market, NOW and savings
          accounts                                                                  7,332,392            364,446
        Net increase in certificates of deposit                                       367,683            216,661
        Proceeds from Federal Home Loan Bank advances                              (4,500,000)        12,000,000
        Repayment of Federal Home Loan Bank advances                                1,500,000         (3,000,000)
        Net increase in advances from borrowers for taxes and insurance               (49,439)            41,243
        Issuance of stock                                                          14,289,635                 --
        Dividends paid                                                                (60,835)                --
                                                                               --------------     ---------------
               Net cash provided by financing activities                           18,879,436          9,622,350
                                                                               --------------     --------------

    Change in Cash and Cash Equivalents                                             7,318,338         (2,447,399)

    Cash and Cash Equivalents, Beginning of Year                                    4,738,765          7,186,164
                                                                               --------------     --------------

    Cash and Cash Equivalents, End of Year                                    $    12,057,103    $     4,738,765
                                                                               ==============     ==============

    Supplemental Cash Flows Information
        Interest paid                                                         $     1,871,835    $     1,977,285
        Income taxes paid (net of refunds)                                            331,035            377,500


See Notes to Consolidated Financial Statements



                                       26

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies


     Nature of Operations

          Third Century Bancorp (Company) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Mutual Savings Bank.

          Mutual Savings Bank (Bank) is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Johnson County and surrounding counties. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank is a 100 percent owner of Mutual Financial Services, Inc. (Financial), a service corporation providing insurance services for the customers of the Bank.


     Principles of Consolidation

          The consolidated financial statements include the accounts of the Company, Bank and Financial. All significant intercompany accounts and transactions have been eliminated in consolidation.


     Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.


     Cash Equivalents

          The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.


     Securities

          Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

          Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


     Loans Held for Sale

          Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Commitments to originate loans held for sale, if any, are recorded at fair value. There were no loans held for sale or commitments to originate loans to be sold at December 31, 2004 or 2003.


     Loans

          Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

          Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.


     Allowance for Loan Losses

          The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

          The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

          A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

          Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.


     Premises and Equipment

          Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets.


     Federal Home Loan Bank Stock

          Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.


     Mortgage Servicing Rights

          Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. At December 31, 2004, capitalized mortgage servicing rights totaled $126,000.

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


     Income Taxes

          Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.


     Earnings Per Share

          Earnings per share will be computed based upon the weighted-average common and common equivalent shares outstanding during each year. Unearned ESOP shares will be excluded from average shares outstanding. As Third Century Bancorp had no earnings prior to June 29, 2004, no earnings per share calculation has been provided as it is not meaningful.


     Reclassifications

          Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net income.


Note 2: Conversion

          On June 29, 2004, the Bank completed the conversion from a state chartered mutual institution to a state chartered stock savings bank and the formation of the Company as the holding company of the Bank. As part of the conversion, the Company issued 1,653,125 shares of common stock at $10 per share. Net proceeds of the Company's stock issuance were $15,786,450, after costs, of which $7,910,841 was used to acquire 100% of the stock and ownership of the Bank. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests. The Company used $1,496,816 of the proceeds to purchase 132,250 shares for the Employee Stock Ownership Plan (ESOP).


Note 3: Restriction on Cash and Due From Banks

          The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004 was $190,000.



                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


Note 4:  Securities

          The amortized cost and approximate fair values of held-to-maturity securities are as follows:


                                                                       Gross           Gross
                                                     Amortized       Unrealized      Unrealized      Approximate
                                                       Cost            Gains           Losses        Fair Value
                                                 -------------------------------------------------------------------
               December 31, 2004:
                  U. S. Treasuries                 $    3,973,830   $          --    $          --   $   3,973,830
                  U. S. Government agencies             6,480,791              --            9,183       6,471,608
                                                    -------------    ------------     ------------    ------------

                                                   $   10,454,621   $          --    $       9,183   $  10,445,438
                                                    =============    ============     ============    ============

               December 31, 2003:
                  U. S. Government agencies        $      201,365   $        513     $          --   $     201,878
                  Corporate obligations                   487,244            337                --         487,581
                                                    -------------    -----------     -------------    ------------

                                                   $      688,609   $        850     $          --   $     689,459
                                                    =============    ===========     =============    ============


          At December 31, 2004, $6.5 million mature within one year and $2.0 million mature in 2006. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2004 and 2003, the Company did not have any investments in a continuous unrealized loss position of twelve months or more.



Note 5: Loans and Allowance for Loan Losses

          Categories of loans at December 31, include:

                                                                                  2004                 2003
                                                                          ------------------------------------------
           Residential real estate
               One-to-four family residential                               $     52,124,503     $     56,132,745
               Multi-family residential                                              337,858              362,509
               Construction and land development                                   6,133,402            7,236,399
           Commercial                                                             29,611,807           24,993,360
           Consumer and other                                                     11,670,797            9,327,126
                                                                             ---------------      ---------------
                  Total loans                                                     99,878,367           98,052,139
           Less
               Net deferred loan fees, premiums and discounts                         44,267               42,340
               Allowance for loan losses                                           1,012,242            1,054,766
                                                                             ---------------      ---------------
                  Net loans                                                 $     98,821,858     $     96,955,033
                                                                             ===============      ===============





                                       31


                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


          Activity in the allowance for loan losses was as follows:

                                                                                 2004                 2003
                                                                         -------------------------------------------
           Balance, beginning of year                                      $      1,054,766     $        884,185
           Provision charged to expense                                              36,000              200,000
           Losses  charged off, net of recoveries of $32,862 for 2004
              and $2,202 for 2003                                                   (78,524)             (29,419)
                                                                            ---------------      ---------------
           Balance, end of year                                            $      1,012,242     $      1,054,766
                                                                            ===============      ===============


          There were no impaired loans at December 31, 2004. Impaired loans totaled $359,350 at December 31, 2003. An allowance for loan losses of $55,578 was recorded on impaired loans at December 31, 2003.

          No interest was recognized on average impaired loans of $142,000 for 2004. Interest of $14,600 was recognized on average impaired loans of $378,000 for 2003. Interest of $14,600 was recognized on impaired loans on a cash basis during 2003.

          Non-accruing  loans at  December  31,  2004 and 2003 were  $25,000 and
          $429,000, respectively.

Note 6: Premises and Equipment

          Major classifications of premises and equipment, stated at cost, are as follows:

                                                                                   2004                2003
                                                                            ----------------------------------------

           Land                                                               $        310,507   $        205,295
           Buildings and improvements                                                2,260,596          2,247,596
           Equipment                                                                 1,031,179            914,785
                                                                               ---------------    ---------------
                                                                                     3,602,282          3,367,676
           Less accumulated depreciation                                            (1,466,243)        (1,285,861)
                                                                               ---------------    ---------------

                  Net premises and equipment                                  $      2,136,039   $      2,081,815
                                                                               ===============    ===============





                                       32

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Note 7: Loan Servicing

          Mortgage   loans   serviced   for  others  are  not  included  in  the
          accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $16,920,000 and $10,962,000 at December 31, 2004 and 2003, respectively.

Note 8: Interest-Bearing Deposits

          Interest-bearing deposits in denominations of $100,000 or more were $6,690,000 on December 31, 2004, and $6,841,000 on December 31, 2003.

          At December 31, 2004, the scheduled maturities of time deposits are as follows:

           2005                                            $     21,042,763
           2006                                                   9,847,139
           2007                                                   2,105,913
           2008                                                   1,281,731
           2009                                                   1,294,346
                                                            ---------------
                                                           $     35,571,892
                                                            ===============


Note 9: Federal Home Loan Bank Advances

          The Federal Home Loan Bank advances are secured by mortgage loans totaling $48,701,000 and $57,311,000 at December 31, 2004 and 2003.
          Advances at December 31, 2004, at interest  rates ranging from 2.86 to
          5.96 percent are subject to restrictions or penalties in the event of prepayment.

          Aggregate annual maturities of the advances at December 31, 2004, are:

           2005                                             $      2,000,000
           2006                                                    2,000,000
           2007                                                    3,000,000
           2008                                                    2,000,000
           2009                                                    2,500,000
           Thereafter                                              5,000,000
                                                             ---------------
                                                            $     16,500,000
                                                             ===============

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


Note 10: Income Taxes

          The provision for income taxes includes these components:

                                                         2004        2003
                                                    --------------------------
           Taxes currently payable
               Federal                                $ 184,000   $ 306,241
               State                                     64,000      85,569
           Deferred income taxes payable
               Federal                                  138,000     (50,000)
               State                                     25,000     (11,000)
                                                       --------    --------
                  Income tax expense                  $ 411,000   $ 330,810
                                                       ========    ========



          A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

                                                          2004        2003
                                                     --------------------------
           Computed at the statutory rate (34%)        $ 352,120   $ 301,440
           Increase (decrease) resulting from
               State income taxes                         58,740      49,215
               Other                                         140     (19,845)
                                                        --------    --------
                  Actual tax expense                   $ 411,000   $ 330,810
                                                        ========    ========



          The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                         2004        2003
                                                    --------------------------
           Deferred tax assets
               Allowance for loan losses              $ 430,203   $ 447,738
               Deferred compensation                      1,855       3,219
               Other                                     11,475      11,556
                                                       --------    --------
                                                        443,533     462,513
                                                       --------    --------
           Deferred tax liabilities
               Depreciation                              61,328      75,832
               FHLB stock dividend                       30,473      11,504
               Prepaid                                   77,914          --
               Mortgage servicing rights                 53,588          --
               Other                                     22,209      14,156
                                                       --------    --------
                                                        245,512     101,492
                                                       --------    --------
                  Net deferred tax asset              $ 198,021   $ 361,021
                                                       ========    ========

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


          Retained earnings at December 31, 2004 and 2003, includes approximately $1,038,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $353,000 at December 31, 2004 and 2003.

Note 11: Stockholders' Equity and Regulatory Matters

          The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

          As of December 31, 2004, the most recent notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

          The Bank's actual capital amounts and ratios are also presented in the table.



                                                                                              To Be Well Capitalized
                                                                      For Capital Adequacy    Under Prompt Corrective
                                                   Actual                   Purposes             Action Provisions
                                             Amount        Ratio       Amount        Ratio       Amount       Ratio
                                         ------------------------------------------------------------------------------
           As of December 31, 2004
               Total risk-based capital
                 (to risk-weighted
                 assets)                   $ 16,155,000      19.6%   $  6,598,000      8.0%    $8,247,000      10.0%
               Tier I capital
                 (to risk-weighted
                 assets)                     15,143,000      18.4       3,299,000      4.0      4,948,000       6.0
               Tier I capital
                 (to adjusted total
                 assets)                     15,143,000      12.2       4,945,000      4.0      6,181,000       5.0
           As of December 31, 2003
               Total risk-based capital
                 (to risk-weighted
                 assets)                   $  8,991,000      11.8%   $  6,076,000      8.0%    $7,596,000      10.0%
               Tier I capital
                 (to risk-weighted
                 assets)                      8,040,000      10.6       3,038,000      4.0      4,557,000       6.0
               Tier I capital
                 (to adjusted total
                 assets)                      8,040,000       7.5       4,274,000      4.0      5,343,000       5.0





                                       35

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


          At December 31, 2004, the stockholder's equity of the Bank was $15,143,000, of which approximately $1,119,000 was available for the payment of dividends to the Company.

          At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statements of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to shareholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $8,158,000.


Note 12: Related Party Transactions

          The Company has entered into transactions with certain executive officers, directors and their affiliates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

          The aggregate amount of loans, as defined, to such related parties is as follows:

           Balance, January 1                             $      1,274,000
           New loans                                               786,000
           Repayments                                             (213,000)
           Change in composition                                    71,000
                                                           ---------------
           Balance, December 31                           $      1,918,000
                                                           ===============


          Deposits  from  related  parties,  as defined,  held by the Company at
          December   31,  2004  and  2003  totaled   $920,000  and   $1,296,000,
          respectively.

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


Note 13: Employee Benefits

          The Company is a participant in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. This plan provides pension benefits for substantially all of the Company's employees. According to FIRF administrators, the value of the vested benefits exceeded the market value of the fund's assets at the most recent valuation date and accordingly the Company recorded a pension liability of $39,000 at December 31, 2003. No liability was necessary at December 31, 2004. Pension expense was $130,000 and $121,500 for 2004 and 2003.

          The Company has a retirement savings plan covering substantially all employees. Employees may contribute up to 50 percent of their compensation with the Company matching 100 percent of the employee's contribution on the first 8 percent of the employee's compensation. Employer contributions charged to expense for 2004 and 2003 were $86,000 and $58,000, respectively.

          An ESOP covers substantially all employees of the Company. The ESOP acquired 132,250 shares at $11.32 per share in the conversion with funds provided by a loan from the Company. The ESOP provides for the Company to issue a put option (option) to any participant who receives a distribution of Company stock. The option permits the participant to sell the stock to the Company at any time during two option periods, as defined in the plan, at the fair market value of the stock. Accordingly, the $1,496,816 of stock acquired by the ESOP is reflected as a reduction to the ESOP equity accounts. Unearned ESOP shares totaled 126,898 at December 31, 2004 and had a fair value of $1,662,000 at December 31, 2004. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Cash dividends on unallocated shares will be applied to principal and interest due on the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions are made to the ESOP. The expense under the ESOP was $64,405 for the year ended December 31, 2004. At December 31, 2004, the ESOP had 5,352 allocated shares and 126,898 suspense shares.

          Below are the transactions affecting the ESOP equity accounts:



                                                                    Additional       Unearned
                                                      Common         Paid-in           ESOP
                                                      Stock          Capital          Shares            Total
                                                 -----------------------------------------------------------------
           Common stock acquired by ESOP           $   1,496,816   $         --    $   (1,496,816)  $          --
           ESOP shares earned                                 --          3,869            60,536          64,405
                                                    ------------    -----------     -------------    ------------
           Balance, December 31, 2004              $   1,496,816   $      3,869    $   (1,436,280)  $      64,405
                                                    ============    ===========     =============    ============





                                       37

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


Note 14: Leases

          The Company has several noncancellable operating leases, primarily for branch facilities, that expire over the next three years. Rental expense for these leases was $40,800 for the years ended December 31, 2004 and 2003, respectively. Future lease commitments are immaterial.


Note 15: Disclosures About Fair Value of Financial Instruments

          The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Bank does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.



                                                       December 31, 2004                 December 31, 2003
                                                   Carrying           Fair           Carrying           Fair
                                                    Amount            Value           Amount            Value
                                               ---------------------------------------------------------------------
           Financial assets
               Cash and cash equivalents         $   12,057,103   $   12,057,103   $    4,738,765   $    4,738,765
               Interest-bearing time deposits           200,000          200,000               --               --
               Held-to-maturity securities           10,454,621       10,445,438          688,609          689,459
               Loans,  net  of  allowance  for
                 loan losses                         98,821,858       98,615,000       96,955,033      101,015,000
               Federal Home Loan Bank stock           1,019,600        1,019,600          975,000          975,000
               Interest receivable                      482,916          482,916          463,551          463,551
           Financial liabilities
               Deposits                              86,408,140       86,694,000       78,708,065       79,389,000
               Federal Home Loan Bank advances       16,500,000       18,369,000       19,500,000       20,320,000
               Interest payable                         141,992          141,992          138,077          138,077



          The following methods and assumptions were used to estimate the fair value of each class of financial instruments.


     Cash and Cash Equivalents, Interest-Bearing Deposits, Federal Home Loan Bank Stock, Interest Receivable, Interest Payable and Advances From Borrowers for Taxes and Insurance

          The carrying amount approximates fair value.


     Securities

          Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


     Loans

          The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.


     Deposits

          Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.


     Federal Home Loan Bank Advances

          Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.


     Commitments to Originate Loans, Letters of Credit and Lines of Credit

          The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.


Note 16: Commitments

     Commitments to Originate Loans

          Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable; inventory; property, plant and equipment; commercial real estate and residential real estate.

                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


          At December 31, 2004 and 2003, the Company had outstanding commitments to originate loans aggregating approximately $1,353,000 and $212,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period and were at fixed rates of interest.


     Letters of Credit

          Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

          The Company had total outstanding performance letters of credit amounting to $73,000 at December 31, 2004 and 2003 and were with terms of less than two years.


     Lines of Credit

          Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

          At December  31, 2004 and 2003,  the Bank had granted  unused lines of
          credit  to  borrowers   aggregating   approximately   $11,917,000  and
          $11,608,000 for commercial lines and open-end consumer lines.


                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


Note 17: Condensed Financial Information (Parent Company Only)

          Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                                              Condensed Balance Sheet
                                              (Amounts in thousands)
                                                                                                  December 31,
                                                                                                      2004
                                                                                              ----------------------
           Assets
               Cash and cash equivalents                                                        $          2,280
               Interest-bearing time deposit                                                                 100
               Securities held-to-maturity                                                                 3,974
               ESOP note receivable                                                                        1,447
               Investment in common stock of subsidiaries                                                 15,143
               Other assets                                                                                   21
                                                                                                 ---------------
                  Total assets                                                                  $         22,965
                                                                                                 ===============
           Liabilities - other                                                                  $             68
           Equity Contributed by ESOP                                                                         64
           Stockholders' Equity                                                                           22,833
                                                                                                 ---------------
                  Total liabilities and stockholders' equity                                    $         22,965
                                                                                                 ===============


                                           Condensed Statement of Income
                                              (Amounts in thousands)
                                                                                                   Year Ending
                                                                                                   December 31,
                                                                                                       2004
                                                                                                --------------------
           Income
               Interest income                                                                    $           35
                                                                                                   -------------
           Expenses
               Directors fees                                                                                 14
               Other expenses                                                                                 21
                                                                                                   -------------
                  Total expenses                                                                              35
                                                                                                   -------------
           Income Before Income Tax and Equity in Undistributed Income of Subsidiaries                        --
           Income Tax Expense                                                                                 --
                                                                                                   --------------
           Income Before Equity in Undistributed Income of Subsidiaries                                       --
           Equity in Undistributed Income of Subsidiaries                                                    625
                                                                                                   -------------
           Net Income                                                                             $          625
                                                                                                   =============




                                       41


                              Third Century Bancorp
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


                                         Condensed Statement of Cash Flows
                                              (Amounts in thousands)
                                                                                                   Year Ending
                                                                                                   December 31,
                                                                                                       2004
                                                                                               ---------------------
           Operating Activities
               Net income                                                                        $           625
               Items not providing cash                                                                     (638)
                                                                                                  --------------
                  Net cash used in operating activities                                                      (13)
                                                                                                  --------------
           Investing Activities
               Purchase of interest-bearing time deposit                                                    (100)
               Purchase of investments held to maturity                                                   (3,974)
               Purchase of stock of subsidiary                                                            (7,911)
               Loan to ESOP                                                                               (1,497)
               Payment received on ESOP loan                                                                  50
                                                                                                  --------------
                  Net cash used in investing activities                                                  (13,432)
                                                                                                  --------------
           Financing Activities
               Proceeds from issuance of stock                                                            15,786
               Dividends paid                                                                                (61)
                                                                                                  --------------
                  Net cash provided by financing activities                                               15,725
                                                                                                  --------------
           Net Change in Cash and Cash Equivalents                                                         2,280
           Cash and Cash Equivalents at Beginning of Year                                                     --
                                                                                                  --------------
           Cash and Cash Equivalents at End of Year                                              $         2,280
                                                                                                  ==============



                                       42

                  MARKET PRICE OF THIRD CENTURY'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS

     There were 1,653,125 common shares of Third Century outstanding at February 25, 2005, held of record by approximately 358 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." Since June 30, 2004, Third Century's common shares have been quoted on the OTC Bulletin Board under the symbol of "TDCB.OB."

     Presented below are the high and low bid prices for Third Century's common shares, as well as cash distributions paid thereon, since the shares began trading on June 30, 2004. Such quotations reflect inter-dealer prices, without retail financial markups, markdowns or commissions and may not represent actual transactions.

      Quarter Ended               High             Low        Cash Distributions
--------------------------------------------------------------------------------

   December 31, 2004.......      $14.00           $11.50         $ .04/share
   September 30, 2004......       11.40            11.00         $ .04/share
   June 30, 2004...........       11.50            10.90         none



     Under Federal Reserve Board supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FDIC also has authority under the Financial Institutions Supervisory Act to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the bank. Under Indiana law, Third Century is precluded from paying cash dividends if, after giving effect to such dividends, Third Century would be unable to pay its debts as they become due or Third Century's total assets would be less than its liabilities and obligations to preferential shareholders.

     Pursuant to the plan of conversion, Mutual established a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. Mutual is not permitted to pay dividends to Third Century if its net worth would be reduced below the amount required for the liquidation account.

     Under Indiana law, Mutual may pay dividends without the approval of the DFI so long as its capital is unimpaired and those dividends in any calendar year do not exceed its net profits for that year plus its retained net profits for the previous two years. Dividends may not exceed undivided profits on hand (less losses, bad debts and expenses). Additional stringent regulatory requirements affecting dividend payments by Mutual, however, are established by the Federal Deposit Insurance Corporation Improvement Act, to which Mutual is subject. Mutual's capital levels at December 31, 2004 exceeded the criteria established to be designated as a "well capitalized" institution. Such institutions are required to have a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS                            EXECUTIVE OFFICERS

     David A. Coffey                      Robert D. Heuchan
     Robert L. Ellett                      President and Chief Executive Officer
     Robert D. Heuchan                    David A. Coffey
     Jerry D. Petro                        Executive Vice President and Chief
     Robert D. Schafstall                  Operating Officer
                                          Debra K. Harlow
                                           Chief Financial Officer


================================================================================


     David A. Coffey (age 42) has served as Executive Vice President, Chief Operating Officer and a director of Third Century since its formation in March 2004 and of Mutual since 1999. He began serving Mutual as the Chief Operating Officer in 1998, and was a Senior Vice President prior to being named Executive Vice President. Mr. Coffey is a graduate of Franklin College.

     Robert L. Ellett (age 67) has served as Chairman of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1999. He has served as a Director of Mutual since 1987. Mr. Ellett also serves as Chairman of Mutual Financial Services, Inc., a subsidiary of Mutual engaged in mortgage life insurance sales and servicing. He was the General Manager of Rytex Company, a stationery products company, until his retirement in December 2001.

     Debra K. Harlow (age 53) has served as Chief Financial Officer of Third Century since its formation in March 2004 and of Mutual since January 2004. Prior to that time she served Mutual as the EDP Coordinator.

     Robert D. Heuchan (age 51) has served as the President, Chief Executive Officer and director of Third Century since its formation in March 2004 and of Mutual since 1991. He has served as Vice Chairman of the Mutual Board of Directors since 1999. He also has been President of Mutual Financial Services, Inc. since its formation in 1991. Mr. Heuchan is a graduate of Franklin College and has an MBA from the University of Indianapolis.

     Jerry D. Petro (age 59) has served as a member of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1997. Mr. Petro is the owner and President of J.D. Petro & Associates, Inc., which sells protective coatings in Indiana, and R.T.I.L.L.C., which sells protective coatings in Kentucky. He also is the owner and President of R.T.I, which sells chemical and architectural coatings; Petro's Water Conditioning of Johnson County; Petro Group, Inc., a manufacturer of buildings for light industrial use; and Petro Group, L.L.C., which leases office space.

     Robert D. Schafstall (age 61) has served as a member of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1999. Mr. Schafstall has been the Franklin City Judge and an attorney in the law firm of Cutsinger and Schafstall since 1972.

                               DIRECTORS EMERITUS

   David B. Ditmars

   Sterling M. Haltom

   Robert G. Smith


                         OFFICERS OF MUTUAL SAVINGS BANK


   Robert D. Heuchan       President and Chief Executive Officer

   David A. Coffey         Executive Vice President and Chief Operating Officer

   Debra K. Harlow         Chief Financial Officer

   Connie Paris Carson     Vice President and Commercial Loan Manager

   Debra L. Morrison       Vice President and Mortgage Loan Officer

   Christa D. Pearson      Main Office Branch Manager

   Nell R. Pettit          Vice President and Manager of Main Street Branch

   R. Kent Plummer         Vice President and Mortgage Loan Officer
                           Security Officer

   Linda L. Prouty         Vice President and Loan Operations Manager

   Jennifer D. Rector      Nineveh Branch Manager

   Jacob W. Sappenfield    Commercial Loan Officer

   Chris A. Schaefer       Compliance Officer

   Pamela J. Spencer       Vice President and Trust Officer
                           Trust Department Manager
                           Board Secretary

   Elaine R. Stewart       Methodist Community Branch Manager

   Jill M. Sweeney         Trafalgar Branch Manager

   Melissa L. Jones        Mortgage Loan Officer

   Lynne L. Haste          Vice President and Construction Loan Officer

                      GENERAL INFORMATION FOR SHAREHOLDERS

                            ANNUAL AND OTHER REPORTS

     Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-KSB may be obtained without charge by contacting Debra K. Harlow, at the Corporation, 80 East Jefferson Street, Franklin, Indiana 46131.


                         BRANCHES OF MUTUAL SAVINGS BANK

        OFFICE                                          ADDRESS
        Main Office                       80 East Jefferson Street
                                          Franklin, Indiana 46131

        Trafalgar                         2 Trafalgar Square
                                          Trafalgar, Indiana 46181

        Main Street                       1124 North Main Street
                                          Franklin, Indiana 46131

        Methodist Community               1070 West Jefferson Street
                                          Franklin, Indiana 46131

        Indiana Masonic Home              690 South State Street
                                          Franklin, Indiana 46131

        Nineveh                           7459 South Nineveh Road
                                          Nineveh, Indiana 46164


          INTERNET AND E-MAIL ADDRESS: http://www.mutualsavingsbank.net


                          TRANSFER AGENT AND REGISTRAR

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016

                                CORPORATE COUNSEL

                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204


                                 ANNUAL MEETING


       THE ANNUAL MEETING OF SHAREHOLDERS OF THIRD CENTURY BANCORP WILL BE
      HELD ON WEDNESDAY, JULY 20, 2005, AT 9:00 A.M., AT HILLVIEW COUNTRY
                CLUB, 1800 EAST KING STREET, FRANKLIN, INDIANA.