Form 10KSB, Exhibit 13
period 2005-12-31
THIRD CENTURY BANCORP
filed 2006-03-28
CIK 1282847

Third Century Bancorp

2005 Annual Report

COMPANY OVERVIEW

Third Century Bancorp (“Third Century” or “we”), an Indiana corporation, was formed in April 2004 for the primary purpose of purchasing all of the issued and outstanding common stock of Mutual Savings Bank (“Mutual” or the “Bank”) in its conversion from mutual to stock form. The conversion was completed on June 29, 2004 at which time Third Century became the holding company parent of Mutual.

Mutual was founded in 1890 as a mutual building and loan association under the name Mutual Building and Loan Association. In 1994, Mutual converted to a state-chartered savings bank and changed its name to the current name of Mutual Savings Bank, which it retained after its stock conversion. Mutual conducts its business from six offices in Johnson County, Indiana. Mutual offers a variety of lending, deposit and other financial services to its retail and commercial customers.

Third Century is a registered bank holding company subject to the regulations of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Mutual is organized under the laws of Indiana and as such is subject to the supervision of the Indiana Department of Financial Institutions (“DFI”), whose examiners conduct periodic examinations of state banks. Mutual’s principal federal regulator is the Federal Deposit Insurance Corporation (“FDIC”), which also conducts periodic examination of Mutual. Mutual’s deposits are insured by the Savings Association Insurance Fund administered by the FDIC.

LETTER TO STOCKHOLDERS

Dear Stockholder:

We are pleased to provide our Annual Report for 2005. Your Bank had a successful year in many areas, but continues to take steps to improve its operating efficiencies.

Net income for 2005 was $534,000. This compares to net income of $625,000 for 2004. Return on average assets was 0.42% for 2005, compared to 0.54% in 2004; return on average equity also declined from 4.16% to 2.32% for the same time period. While we believe that we accomplished much in 2005 the financial story for 2005 was the continued increased costs in personnel expenses associated with employee retirement and benefit related expenses. More information is provided in the financial summaries which follow. While management and the board took steps to control these personnel related costs, we will continue to focus on controlling these costs.

We were pleased with loan growth in 2005. Commercial loans increased by $5.1 million or 17.12%. One- to four-family mortgage loans increased by $2.8 million or 5.31%. We continued to sell fixed-rate mortgages to the secondary market. Loans being serviced for the secondary market increased by $5.0 million or 29.5%, from $16.9 million to $21.9 million over the course of 2005, resulting in net gains on sale of loans of $103,000 during 2005. Overall, loans outstanding grew $6.6 million or 6.65% during 2005.

Deposits increased in 2005 by $2.2 million, or 2.55%. We were pleased that growth in our core deposit funding, or funds provided from sources other than time deposits, remained strong during 2005. The growth in deposits was led by increased balances in our interest-bearing checking and money market savings accounts. At year end core deposits represented 61.48% of total deposits, as compared to 58.83% at December 31, 2004.

Dividends paid during the year equaled $.16 per share for a total of $238,006. The book value of Third Century Bancorp common stock as of year end 2005 was $13.52 per share. For most of the year, the stock traded near the $13.00 per share mark. As of year end 2005, the stock was trading at a discount to book value of 0.96%. We will strive to take actions that will provide stockholder value as we grow our franchise.

Last year was a significant year for Third Century Bancorp. The year ended December 31, 2005 represented our first full year as a publicly traded stock company. In addition, we have plans for the opening of what represents Mutual Savings Bank’s first branch outside of Johnson County. Our Franklin Central Branch, located on Franklin Road in Franklin Township of Marion County, is currently under construction and set to open in the spring of 2006.

We are committed to recognizing, and working for all our constituencies, including you our shareholders. On March 16, 2006 the Board of Directors approved a $2 per share distribution to be paid on May 8, 2006 to shareholders of record on April 20, 2006. We are pleased to make this distribution to our shareholders and will continue to take every opportunity to grow our franchise while building shareholder value for the long-term.

We look forward to facing the challenges of improving our financial performance. We believe this will occur over time with the proper growth and expense control. Your confidence in our management team is appreciated and together we can look forward to a successful 2006.

Sincerely,

/s/ Robert D. Heuchan

Robert D. Heuchan
President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding Third Century at the dates and for the periods indicated.

	At December 31,
	2005	2004
Selected Consolidated Financial Condition Data:	(In Thousands)
Total Amount of:
Assets	$128,147	$126,163
Loans receivable-net	105,557	98,822
Cash and cash equivalents	7,853	12,057
Interest-earning time deposits	200	200
Investment securities	9,210	10,455
Deposits	88,608	86,408
FHLB advances	16,500	16,500
Stockholders’ equity-net	22,350	22,833

	For the year ended December 31,
	2005	2004
Selected Consolidated Earnings Data:	(In Thousands, Except Share Data)
Total interest income	$6,893	$6,048
Total interest expense	2,180	1,876
Net interest income	4,713	4,172
Provision for losses on loans	--	36
Net interest income after provision for losses on loans	4,713	4,136
Other income	810	892
General, administrative and other expenses	4,635	3,992

Earnings before income tax expense	888	1,036
Income tax expense	354	411
Net earnings	$534	$625
Basic earnings per share[1]	$0.35	n/a
Diluted earnings per share[1]	$0.35	n/a

Selected Financial Ratios and Other Data:
Interest rate spread during period	3.28%	3.35%
Net yield on interest-earning assets	5.64	5.35
Return on average assets	0.42	0.54
Return on average equity	2.32	4.16
Equity to assets	17.44	18.10
Average interest-earning assets to average interest-bearing liabilities	132.55	120.93
Non-performing assets to total assets	0.24	0.15
Allowance for loan losses to total loans outstanding	0.87	1.01
Allowance for loan losses to non-performing loans	506.01	4048.00
Net charge-offs to average total loans outstanding	0.08	0.08
General, administrative and other expense to average assets	3.67	3.44
Dividend payout ratio	45.39	21.16
Number of full service offices	5	6
___________________________
1As Third Century had no earnings prior to June 29, 2004, no earnings per share has been presented as it is not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

As discussed previously, Third Century was incorporated for the primary purpose of owning all of the outstanding shares of Mutual. As a result, the discussion that follows focuses on Mutual’s financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2005 and the results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Third Century’s operations and its actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and Third Century’s general market area. The forward-looking statements contained herein include those with respect to the following matters:

1.	Management’s determination as to the amount and adequacy of the loan loss allowance; and

2.	The effect of changes in interest rates on financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of Third Century must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of Third Century’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2005. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of Third Century’s Board of Directors. Those policies include the following:

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents management’s estimate of probable losses inherent in the Bank’s loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Mutual’s allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to Mutual. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral. Mutual evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous smaller balance loans, such as consumer installment and residential mortgage loans are not individually risk graded. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bank’s internal loan review.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Mutual’s primary market area for lending is Johnson County, Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on Mutual’s customers.

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

EXECUTIVE SUMMARY

Mutual Savings Bank was impacted in 2005 by increase operating expenses. On becoming a public company in 2004, the Company became subject to reporting and financial control requirements that were not applicable to the Bank in its mutual form of ownership. With the anticipated need to properly staff in order to comply with SEC requirements relating to reporting financial information and internal controls, and based upon recommendations from banking regulators we added a full time position of compliance officer, along with that of a staff accountant and we expanded the duties of the internal auditor.

Retirement plan expenses and other employee benefit costs increased in 2005 with the addition of the Employee Stock Ownership Plan (ESOP) in 2004 and the Recognition and Retention Plan (RRP), which was adopted in 2005. The cost of the defined benefit plan continued to increase, resulting in management and the board freezing the plan effective May 1, 2005. Health insurance expenses continued to increase, particularly in the first half of 2005. Management took steps to reduce the rate of increase of medical insurance expenses by asking employees to take on a higher percentage of the costs.

In 2005, the decision was made to close the Indiana Masonic Home Branch, due to results which did not justify allocating the resources necessary to remain. We do appreciate the efforts of the administration and residents of the Indiana Masonic Home in trying to successfully operate this location. In late 2005, the decision was made to reduce the hours and the staff at the Nineveh Branch, beginning in February, 2006. We look forward to the opening of Mutual’s newest branch in the spring of 2006, our Franklin Central Branch, which will be located in the Franklin Central area in southeast Marion County.

Effective November 2005, we implemented changes in the Bank’s deposit fee structure. While carefully reviewing charges by our competitors, we introduced changes in November which we believe provides reasonable and fair pricing for deposit services.

The growth in loans outstanding was satisfactory in 2005 with an increase of $6.6 million, or 6.65%. One- to four-family mortgages increased $2.8 million or 5.31%. Mutual continued its recent trend to aggressively price and sell fixed-rate loans to the secondary market. In 2005, we partnered with a larger financial institution which enabled us to offer products and pricing to individuals seeking non-conventional loans (more than 80% financing) and first-time home buyers. Commercial loans continued to lead the loan portfolio increases. Total outstanding commercial loans increased by $5.1 million or 17.12% in 2005. Mutual continues to maintain a relatively conservative loan portfolio, as compared to its peers based on loan delinquency, non-performing loans to total assets and net charge offs.

As we are now into 2006, we look forward to a year in which we face continuing challenges from competition, pressure on overhead expenses (particularly personnel expenses), and increased regulatory and reporting demands. We believe that our first full year as a publicly traded company was a success in 2005 and we look forward to improvement in all areas in 2006.

AVERAGE BALANCES AND INTEREST RATES AND YIELDS

The following table presents Mutual’s interest-earnings assets and interest-bearing liabilities and the yields and rates on such balances for 2005 and 2004 and at December 31, 2005 and the average daily balances of each category of Mutual’s interest-earning assets and interest-bearing liabilities, the interest earned or paid on those balances and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	At December 31,		Year Ended December 31,
	2005		2005			2004
	Balance	Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:	(Dollars in thousands)
Interest Earning Assets:

Interest Earning Deposits	$7,853	3.85%	$7,608	$183	2.41%	$12,032	$139	1.16%
Interest Earning Time Deposits	200	2.96	305	9	2.95	94	3	3.19
Securities Held to Maturity	9,210	4.15	10,413	341	3.27	3,066	55	1.79
Loans Receivable(1)	106,520	6.25	102,944	6,316	6.14	96,949	5,803	5.99
Stock in FHLB of Indianapolis	1,041	4.25	1,037	44	4.24	999	48	4.80
Total Interest Earning Assets	124,824	5.92%	122,307	6,893	5.64%	113,140	6,048	5.35%

Non-Interest Earning Assets, Net of Allowance
for Loan Losses	3,323		3,831			2,818
Total Assets	$128,147		$126,138			$115,958

Liabilities and Retained Earnings:
Interest Bearing Liabilities:
Savings Deposits	$44,264	1.62%	$40,740	$491	1.21%	$38,746	$232	0.60%
Interest Bearing Demand Deposits	-	-	-	-	-	1,500	7	0.46
Certificates of Deposit	34,129	3.26	34,953	1,023	2.93	35,905	931	2.59
FHLB Advances	16,500	3.95	16,581	666	4.02	17,404	706	4.06
Total Interest Bearing Liabilities	94,893	2.61%	92,274	2,180	2.36%	93,555	1,876	2.00%

Other Liabilities	10,701		10,851			7,375

Total Liabilities	105,594		103,125			100,930
Equity Contributed by ESOP	203		139			64
Stockholders’ Equity	22,350		22,874			14,964
Total Liabilities and Stockholders’ Equity	$128,147		$126,138			$115,958

Net Earning Assets	29,931		30,033			19,585
Net Interest Income				$4,713			$4,172
Interest Rate Spread(2)		3.31%			3.28%			3.35%
Net Yield on Average Earning Assets(3)		n/a			3.85%			3.69%
Interest Earning Assets to Interest Bearing
Liabilities		131.54%			132.55%			120.93%
________________________________________________________
(1)Nonaccruing loans have been included in the average balances.
    (2)Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
  (3)The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

INTEREST RATE SPREAD

Mutual’s results of operations have been determined primarily by net interest income and, to a lesser extent, non-interest income and non-interest expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted average effective interest rate earned by Mutual on its loan and investment portfolios and other interest-earning assets, the weighted average effective cost of Mutual’s deposits and borrowings, the interest rate spread of Mutual, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on average daily balances.

	At December 31,	Year Ended December 31,
	2005	2005	2004
Weighted Average Interest Rate Earned On:
Interest Earning Deposits	3.85%	2.41%	1.16%
Interest Earning Time Deposits	2.96	2.95	3.19
Securities to be Held to Maturity	4.15	3.27	1.79
Loans Receivable	6.25	6.14	5.99
FHLB Stock	4.25	4.24	4.80
Total Interest Earning Assets	5.92	5.64	5.35

Weighted Average Interest Rate Cost of:
Savings, NOW and Money Market	1.62	1.21	0.60
Interest Bearing Demand Deposits	--	--	0.46
Certificates of Deposit	3.26	2.93	2.59
FHLB Advances	3.95	4.02	4.06
Total Interest Bearing Liabilities	2.61	2.36	2.00

Interest Rate Spread	3.31	3.28	3.35
Net Yield on Weighted Average Interest Earning Assets	n/a	3.88	3.69

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Mutual’s interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

	Increase (Decrease) in Net Interest Income
	Due to Rate	Due to Volume	Total Net Change
	(In Thousands)
Year Ended December 31, 2005, Compared to Year Ended December 31, 2004
Interest Earning Assets:
Interest Earning Deposits	$(65)	$109	$44
Interest Earning Time Deposits	6	-	6
Securities to be Held to Maturity	213	73	286
Loans Receivable	365	148	513
FHLB Stock	2	(6)	(4)
Total	521	324	845

Interest Bearing Liabilities
Savings Deposits	13	246	259
Interest Bearing Demand Deposits	(7)	-	(7)
Certificates of Deposit	(25)	117	92
FHLB Advances	(33)	(7)	(40)
Total	(52)	356	304

Net Change in Net Interest Income	$573	$(32)	$541

Year Ended December 31, 2004, Compared to Year Ended December 31, 2003
Interest Earning Assets:
Interest Earning Deposits	$26	$76	$102
Interest Earning Time Deposits	-	3	3
Securities to be Held to Maturity	2	(9)	(7)
Loans Receivable	(428)	354	(74)
FHLB Stock	1	11	12
Total	(399)	435	36

Interest Bearing Liabilities
Savings Deposits	(16)	12	(4)
Interest Bearing Demand Deposits	-	5	5
Certificates of Deposit	(156)	(22)	(178)
FHLB Advances	12	87	99
Total	(160)	82	(78)

Net Change in Net Interest Income	$(239)	$353	$114

FINANCIAL CONDITION AT DECEMBER 31, 2005 COMPARED TO
FINANCIAL CONDITION AT DECEMBER 31, 2004

Total assets increased $2.0 million at December 31, 2005 from December 31, 2004, an increase of 1.57%. Deposit growth increased by 2.55%, ending at $88.6 million. Interest-bearing checking accounts increased by $2.9 million, or 19.81%. Money market savings account balances increased by $1.8 million, or 11.57%. These gains offset decreases in time deposits, which declined by $1.4 million, or 4.06%. Total net loans outstanding increased by $6.7 million, ending the year at $105.6 million. Commercial loan growth increased $5.1 million or 17.12%. One- to four-family mortgages increased by $2.8 million, or 5.31%. Mutual continued to sell fixed-rate mortgage loans without recourse in the secondary market during 2005 and retained servicing rights to those loans. Loans sold in the secondary market increased by $5.0 million or 29.50% to $21.9 million at December 31, 2005. Increased emphasis was placed on originating and holding in portfolio adjustable rate mortgages. Adjustable rate mortgages at December 31, 2005 totaled $14.6 million, an increase of $4.1 million, or 39.05%, from $10.5 million at December 31, 2004.

Average assets increased to $126.1 million for 2005 from $115.9 million for 2004, an increase of 8.78%. Average interest-earning assets represented 96.96% and 97.57% of average assets for 2005 and 2004 respectively. During 2005, average loans increased $6.0 million, average investments held to maturity increased $7.4 million. Average interest-earning assets as a percentage of average interest-bearing liabilities were 132.55% and 120.93% for 2005 and 2004 respectively. This increase was largely a result of the capital raised through the initial offering of Third Century stock in 2004 which was invested in loans to borrowers and held to maturity securities.

INVESTMENT SECURITIES

Total securities decreased approximately $1.2 million, or 11.91%, from $10.5 million at December 31, 2004 to $9.2 million at December 31, 2005 due to scheduled maturities. In 2004, Third Century infused 50.11% of the net proceeds raised through its initial stock offering, into Mutual. Mutual initially invested those proceeds into U.S. Treasury notes, federal agency notes, mortgage backed securities, municipal revenue bonds, and corporate debt securities. Because of historically low interest rates the Bank maintained a short maturity period on its investments.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Total net loans outstanding increased $6.7 million or 6.82% from $98.8 million at December 31, 2004 to $105.5 million at December 31, 2005. As discussed earlier, the largest increase in the loan portfolio was in commercial loans, with an increase of $5.1 million, or an increase of 17.12%. The largest segment of the commercial loan increase was in commercial business loans, $6.1 million or 76.37%.

The allowance for loan losses as a percentage of gross loans decreased to 0.87% at December 31, 2005 from 1.01% from a year earlier. This decline is attributed to the fact that there were no additions to the loan loss reserve in 2005, combined with the overall growth in the loan portfolio and the charge offs against the reserve. For the year ending December 31, 2005 there were $101,000 in loans charged off and the Bank recovered $15,000. Total net charges to the allowance in 2005 were $86,000. As of December 31, 2005 the balance in Mutual’s loan loss reserve was $926,000, which represented 0.87% of total loans and 506.01% of non-performing loans.

DEPOSITS

Deposits increased $2.2 million to $88.6 million at December 31, 2005, from $86.4 million at December 31, 2004. The largest increase in the deposit categories during 2005 was in interest-bearing checking accounts, which increased by $2.9 million, or 19.81%. Money market savings accounts increased $1.8 million, or 11.57%. Time deposits decreased in 2005 by $1.4 million or 4.06%. Core deposits (deposit accounts consisting of checking, savings and money market savings accounts) improved to 61.48% of total deposits at December 31, 2005, compared to 58.83% of total deposits at December 31, 2004.

Mutual does not currently bid for public funds or offer brokered deposits.

BORROWED FUNDS

Borrowed funds did not increase during the year ended December 31, 2005. As of December 31, 2005 and 2004, the total outstanding advances from the Federal Home Loan Bank of Indianapolis were $16.5 million. Included in those borrowings are $2.0 million in variable rate advances. The variable rate advances replaced several fixed-rate advances which were paid off during 2005. At December 31, 2005 the weighted average rate of all Federal Home Loan Bank advances was 3.95%. The advances mature as follows: $4.0 million in 2006; $3.0 million in 2007; $2.0 million in 2008; $2.5 million in 2009; and $5.0 million in the years 2010 through 2012.

Mutual does not have any additional long-term commitments beyond those previously discussed.

STOCKHOLDERS’ EQUITY CAPITAL

Stockholders’ equity decreased $483,000 to $22.3 million at December 31, 2005 compared to $22.8 million at December 31, 2004. The change in stockholders’ equity primarily resulted from the purchase of Third Century common stock for the Mutual Savings Bank Retention and Recognition Plan (“RRP”) for $868,421, which was approved by Third Century Bancorp stockholders at their annual meeting on July 20, 2005, and the payment of cash dividends totaling $238,600, partially offset by net income of $534,000.

The Company’s book value per share as of December 2005 was $13.52 based on 1,653,125 shares outstanding. The book value as of December, 2004 was $13.81, based on the same number of shares. The book value computation excludes equity contributed by ESOP of $203,000 at December 31, 2005 and $64,000 at December 31, 2004.

COMPARISON OF OPERATING RESULTS
FOR YEARS ENDED DECEMBER 31, 2005 AND 2004

GENERAL

Net income for 2005 decreased $91,000, or 14.58%, to $534,000 compared to $625,000 for 2004. Return on average assets for 2005 and 2004 was 0.42%, and 0.54%, respectively. Return on average equity was 2.32% for 2005 and 4.16% for 2004.

The decrease in net income for the year ended December 31, 2005 resulted largely from an increase in non-interest expense of $643,000, or 16.11%, to $4.6 million for the year ended December 31, 2005 from $3.9 million for the year ended December 31, 2004 and a $82,000 decrease in non-interest income partially offset by an increase of $541,000 in net interest income.

INTEREST INCOME

Mutual’s total interest income was $6.9 million for 2005 which represented an $845,000, or 13.97%, increase from December 31, 2004. Increased volume in loans accounted for $148,000 of the increase, while higher interest rates on loans and investments accounted for $365,000 and $213,000, respectively. Average earning assets increased $9.2 million to $122.3 million from $113.1 million. The increase in average earning assets was accompanied by an increase in average yields to 5.64% in 2005 from 5.35% in 2004. The yield on investments increased to 3.27% for 2005 from 1.79% for 2004 and the yield on loans increased to 6.14% for 2005 from 5.99% for 2004. The average balance of investments increased $7.3 million and the average loans outstanding increased $6.0 million.

The growth in investment income of $286,000 or 520.00% was primarily due to the re-investment of maturing securities into higher yielding securities with short-term maturities. At the end of December 31, 2005, $5.4 million of the Company’s $9.2 million investment portfolio will mature within one year.

The loan interest income growth was attributed to higher levels of interest income from commercial lines of credit (increased $89,000 or 79.73%), commercial real estate mortgages (increased $297,000 or 21.01%), 7-year adjustable rate mortgages (increased $168,000 or 295.17%) and home equity lines of credit (increased $103,000 or 62.90%). The commercial lines of credit, 7-year adjustable rate mortgage and home equity lines of credit are variable rate products which re-price with the prime rate set by the Federal Reserve Board. During 2005, the Federal Reserve Board raised the prime rate approximately 185 basis points.

INTEREST EXPENSE

Interest expense increased $304,000 or 16.20% during 2005 as compared to 2004. Average interest-bearing liabilities decreased $1.3 million to $92.3 million for 2005 from $93.6 million for

2004. The average cost of interest-bearing liabilities increased to 2.36% during 2005 from 2.00% during 2004. The higher interest expense for 2005 on deposits reflected growth in the average balance of savings deposits and the higher cost of certificate of deposit accounts. Interest paid on Federal Home Loan Bank (FHLB) advances declined by $40,000 or 5.67% in 2005. During 2005 several higher fixed-rate advances matured and were paid off.

NET INTEREST INCOME

Net interest income increased $541,000 to $4.7 million in 2005 from $4.2 million in 2004. As previously discussed, the increase was primarily due to higher average interest rates on interest-earning assets. There is no assurance that interest rates will increase on interest-earning assets in the future to the extent attained during 2005 and this may negatively affect net interest income. Mutual’s interest rate spread was 3.28% for 2005 compared to 3.35% for 2004.

PROVISION FOR LOAN LOSSES

Mutual recorded no provision for loan losses during 2005 as compared to the $36,000 recorded in 2004. The decrease in the provision for 2005 was based on management’s analysis of the adequacy of the allowance for loan losses, total net charge offs of $86,000 on problem loans previously provided for, the level of the allowance and other factors including the size, condition and components of the loan portfolio, economic conditions, trends national and local bankruptcies as well as other qualitative factors.

NON-INTEREST INCOME

Non-interest income decreased $82,000, or 9.19%, to $810,000 from $892,000. The largest component making up the decrease in non-interest income was the decline in net gains on loan sales of $113,000. This decline was due to the reduction in loans sold during the comparative reporting periods. During 2004, Mutual Savings Bank sold $8.6 million of loans to the secondary market as compared to $6.9 million during 2005. An increase in other service charges and fees of $97,000, or 46.41%, to $306,000 from $209,000 helped offset the decrease in net gains on loans sold.

NON-INTEREST EXPENSE

Non-interest expense increased $643,000 to $4.6 million from $4.0 million representing an increase of 16.11%. The largest component of the increase was salaries and employee benefits which increased $531,000 or 22.73%. This component includes the categories discussed in the following paragraph.

Officer and employee salaries increased $198,000 or 11.80% due to merit-pay increases and additions to staff to address compliance, audit and SEC reporting requirements. Also included in this component was the cost related to the addition of Mutual Savings Bank’s Recognition and Retention Plan (“RRP”) which was $90,000. In addition, the Employee Stock Ownership Plan (ESOP) expenses increased $75,000 or 20.00% during 2005. Finally, medical insurance expense increased $69,000 or 35.01% and the defined benefit plan expense increased by $51,000 or 39.25%. Due to continued escalating costs incurred on the defined benefit plan in recent years, management and the board froze the defined benefit plan effective May 1, 2005. No additional liability was incurred as a result of that action.

The RRP provides for the award of up to 66,125 shares of Company common stock to employees and directors of the Company. The shares whenever awarded are released to employees and directors of the Company equally over a five-year period. During the last six months of 2005, the RRP purchased 66,125 shares at $13.13 with funds provided by Mutual Savings Bank. Accordingly, the $868,421 of stock acquired by the RRP is reflected as a reduction to the RRP equity account. Unearned RRP shares totaled 66,125 at December 31, 2005. Compensation expense is recorded equal to the fair market value of the stock when contributions are made to the RRP. The expense under the RRP was $90,000 for the year ended December 31, 2005.

Management has taken steps to reduce increases in salaries and employee benefits. As stated above, the defined benefit plan was frozen, although expenses will continue to be incurred for the foreseeable future. Changes were implemented in the medical insurance plan which required a larger contribution on a percentage basis from employees, and we expect the cost per employee in 2006 to remain consistent to 2005 levels.

INCOME TAX EXPENSE

Income tax expense was $354,000 for 2005 compared to $411,000 for 2004. The level of tax expense was consistent with the level of taxable income in each year. The effective tax rates were 39.86% and 39.67% for 2005 and 2004 respectively.

COMPARISON OF OPERATING RESULTS
FOR YEARS ENDED DECEMBER 31, 2004 AND 2003

GENERAL

Net income for 2004 increased $130,000, or 26.26%, to $625,000 compared to $495,000 for 2003. Return on average assets for 2004 and 2003 was 0.54%, and 0.48%, respectively. Return on average equity was 4.16% for 2004 and 6.22% for 2003.

The increase in net income for the year ended December 31, 2004 resulted from the gains from the sale of loans and the related capitalization of mortgage servicing rights. In addition, the increase was impacted by the reduction in the allocation to the Bank’s loan loss provision based upon management’s continued evaluation of the adequacy of the allowance for loan losses. Mortgage servicing rights recorded in 2004 totaled $126,000. In 2004, additions to the loan loss provision were $36,000, compared to $200,000 in the year ended 2003.

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

INTEREST INCOME

Mutual’s total interest income was $6.0 million for 2004 which represented no growth from December 31, 2003. Increased volume, primarily in loans, accounted for $435,000 of an increase but was offset by decreases resulting from lower interest rates totaling $399,000 with the majority of this decrease relating to declining yields on loans. Average earning assets increased $12.6 million from $100.5 million to $113.1 million from 2003 to 2004. The increase in average earning assets was accompanied by a decrease in average yields to 5.35% in 2004 from 5.98% in 2003. The yield on loans decreased from 6.44% for 2003 to 5.99% for 2004, and this decrease in the yield on loans accounted for the majority of the total decrease in yield on earning assets.

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

NET INTEREST INCOME

Net interest income increased approximately $114,000 for 2004 to approximately $4.2 million compared to $4.1 million for 2003. As previously discussed, the increase was primarily due to increased balances on interest-earning assets and decreased rates on interest-bearing liabilities. There is no assurance that Mutual can continue to increase the balances of interest-earning assets in the future to the extent attained during 2004 and this may negatively affect net interest income. Mutual’s interest rate spread for 2004 was 3.35% compared to 3.79% for 2003.

PROVISION FOR LOAN LOSSES

Mutual’s provision for loan losses for 2004 was $36,000 compared to $200,000 for 2003. The decrease in the provision for 2004 was based on management’s analysis of the adequacy of the allowance for loan losses, total net charge offs of $79,000, the level of the allowance and other factors including the size, condition and components of the loan portfolio, economic conditions, trends national and local bankruptcies as well as other qualitative factors.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings deposit withdrawals and pay operating expenses. Mutual’s primary sources of funds are deposits, borrowings from the FHLB, proceeds from principal and interest payments on loans and proceeds from maturing securities. While FHLB advances and maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the restructuring of the thrift industry.

The primary investing activity of the Bank is the origination of loans. During 2005 and 2004, the Bank originated one- to four-family mortgage loans in the amounts of $5.0 million, and $3.1 million, respectively.

During 2005 and 2004, the Bank also originated consumer loans of $8.5 million and $8.1 million, commercial and commercial real estate loans of $22.0 million and $15.8 million, land loans of $723,000 and $337,000, and construction loans of $8.7 million and $8.1 million during these periods. Loan repayments and other deductions were $38.3 million and $33.8 million during the respective years.

During 2005 and 2004, the Bank purchased securities in the amounts of $9.3 million and $16.2 million, respectively. Maturities and repayments of securities were $10.7 million in 2005 and $6.4 million in 2004. During 2005, deposits grew approximately $2.2 million. FHLB advances remained unchanged during 2005 and decreased $3.0 million during 2004.

The Bank had outstanding loan commitments of $1.9 million and unused lines of credit of $15.3 million at December 31, 2005. We anticipate that the Bank will have sufficient funds from loan repayments and access to FHLB advances if needed to meet its current commitments. Time deposits scheduled to mature in one year or less at December 31, 2005 totaled $21.6 million. Our management believes that a significant portion of such deposits will remain with Mutual based upon historical deposit flow data and Mutual’s competitive pricing in its market area, although there can be no guarantee that this will be the case.

The Bank intends to continue selling new fixed-rate mortgage loans as part of its strategy of achieving compliance with its interest rate policy and will continue to sell those loans as long as necessary for interest rate risk purposes. Mutual may sell portfolio loans as management deems necessary and as opportunities arise. Loans will be sold for a gain, if available, or at par.

Liquidity management is both a daily and long-term function of the Bank’s management strategy. In the event that Mutual should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances. Mutual regularly monitors its interest rate spread position to determine the appropriate mix between retail and wholesale funds available to fund its loan activities. From time to time, Mutual offers higher cost deposit products to generate funds for loans. Mutual also relies on advances from the FHLB to fund its lending activities when the cost of alternative sources of funds makes it prudent to do so. Mutual will continue to monitor its interest rate spread position and mix of deposits and alternative sources of funds. FHLB advances were $16.5 million at December 31, 2005. Mutual had approximately $50.1 million in eligible assets available as collateral for advances from the FHLB as of December 31, 2005. Based on Mutual’s blanket collateral agreements, advances from the FHLB must be collateralized by 145% of eligible assets. Therefore, Mutual’s eligible collateral would have supported approximately $34.6 million in advances from the FHLB as of December 31, 2005. Accordingly, Mutual had approximately $18.1 million available to borrow from the FHLB at December 31, 2005. Mutual’s Board of Directors has by resolution limited the amount of authorized borrowings to $40.0 million at December 31, 2005. As liquidity needs present themselves, the Board of Directors may elect to increase the amount of authorized borrowings from the FHLB through a Board resolution.

The following is a summary of cash flows for Mutual, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Mutual is experiencing loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each of the years ended December 31, 2005 and 2004.

	Year Ended December 31,
	2005	2004
	(In Thousands)
Operating Activities	$1,107	$519
Investing Activities:
Net Change in Interest-Earning Time Deposits	-	(200)
Purchase of Held-to-Maturity Securities	(9,256)	(16,195)
Proceeds from Maturities to Held-to-Maturity Securities	10,525	6,406
Net Change in Loans	(6,735)	(1,903)
Purchases of Premises and Equipment	(939)	(188)
Net Cash Used by Investing Activities	(6,405)	(12,080)

Financing Activities
Net Change in Demand Deposits, Money Market, NOW and Savings Accounts	3,642	7,332
Net Change in Certificates of Deposit	(1,443)	368
Proceeds from FHLB Advances	2,000	1,500
Payments on FHLB Advances	(2,000)	(4,500)
Other	(1,106)	14,179
Net Cash Provided by Financing Activities	1,093	18,879

Net Change in Cash and Cash Equivalents	$(4,205)	$7,318

During 2005, operating activities provided $1.1 million of cash flows with $534,000 of this representing net income from operations. The majority of the remainder of the $573,000 was provided by certain “non-cash” items which in effect did not require a cash outlay in 2005 but reduced net income from operations such as depreciation and amortization expenses and the provision for loan losses. Investing activities resulted in negative cash flows of $6.4 million primarily due to the increase of loan balances outstanding. During 2005, financing activities provided $1.1 million of cash flows for Mutual. These financing cash flows were primarily generated by the net increase in deposits outstanding, which contributed $2.2 million in 2005.

During 2004, operating activities provided $519,000 of cash flows with $625,000 of this representing net income from operations. The majority of the remainder of the $519,000 was provided by certain “non-cash” items which in effect did not require a cash outlay in 2004 but reduced net income from operations such as depreciation and amortization expenses and the provision for loan losses. Investing activities resulted in negative cash flows of $12.1 million primarily due to the purchase of new investments with the infusion of cash from Third Century as a result of its initial stock offering. New investment securities purchases, net of maturities, used $10.0 million of investing cash flows. During 2004, financing activities provided $18.9 million of cash flows for Mutual. These financing cash flows were primarily generated by the initial stock offering of Third Century, which contributed $14.1 million. Increases in deposits provided approximately $7.7 million of cash flows during 2004.

Mutual is subject to certain capital requirements set by regulatory agencies and it is management’s policy to maintain a “well capitalized” rating from regulatory authorities. Mutual was classified as “well capitalized” at December 31, 2005, under the criteria established by the FDIC and exceeded all capital requirements. The following table provides the minimum regulatory capital requirements and Mutual’s capital ratios as of December 31, 2005.

	At December 31, 2005
	Mutual’s Capital Levels
							Amount of Excess Over
	Minimum Requirement		Well Capitalized Requirement				Minimum	Well- Capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount	Requirement	Requirement
	(Dollars in Thousands)
Tier I Capital to Risk-Weighted Assets	4.0%	$3,659	6.0%	$5,489	16.40%	$14,998	$11,339	$9,509
Total Risk Based to Risk Weighted Assets	8.0	7,318	10.0	9,148	17.41	15,924	8,606	6,776
Tier I Leverage Assets	4.0	4,989	5.0	6,236	12.03	14,998	10,009	8,762

As of December 31, 2005, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Mutual’s liquidity, capital resources, or results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

Third Century does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

Mutual evaluates the need for the establishment of reserves for loan commitments based on each customer’s credit worthiness on a case by case basis. If management determines a reserve is required based upon its evaluation, a reserve is established and maintained as an other liability. There were no reserves recorded at December 31, 2005 or 2004 for loan commitments or any other off-balance sheet items.

CURRENT ACCOUNTING ISSUES

SHARE-BASED COMPENSATION

In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 (SFAS 123R), which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. On April 14, 2005, the SEC amended the compliance date for SFAS 123R from the beginning of the first interim or annual period that begins after June 15, 2005 to the next fiscal year beginning after June 15, 2005. The Company adopted SFAS 123R as of January 1, 2006. The effect on the Company’s results of operations depends on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided and possible performance condition requirements, and so cannot currently be predicted for future awards.

SFAS 123R applies to all awards granted after the effective date and to awards modified, repurchased, or cancelled after that date. The statement establishes standards for accounting for share-based payment transactions. Share-based payment transactions are those in which an entity exchanges its equity instruments for goods or services or in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of these equity instruments. SFAS 123R covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee stock purchase plans.

As of January 1, 2006, the Company applied SFAS 123R using the modified prospective method. This method requires that compensation expense be recorded for all unvested stock options and restricted stock awards over the requisite service period (generally the vesting schedule). For equity-classified awards, the grant date fair value is recognized in earnings over the requisite service period.

EARNINGS PER SHARE

The FASB has issued a proposed amendment to SFAS No. 128, Earnings Per Share, to clarify guidance for mandatory convertible instruments, the treasury stock method, contingently issuable shares, and contracts that may be settled in cash or share. The primary impact on the Company of the proposed Statement is the change to the treasury stock method for year-to-date diluted earnings per share.

Currently SFAS No. 128 requires that the number of incremental shares included in the denominator be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation. Under this proposed Statement, the number of incremental shares included in year-to-date diluted earnings per share would be computed using the average market price of common shares for the year-to-date period, independent of the quarterly computations. This computational change is not expected to have a significant impact on the Company’s diluted earnings per share.

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

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Board of Directors and Stockholders
Third Century Bancorp
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Third Century Bancorp as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Third Century Bancorp as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
February 3, 2006

Third Century Bancorp
Consolidated Balance Sheets
December 31, 2005 and 2004

Assets

	2005	2004
Cash and due from banks	$601,772	$734,157
Interest-earning demand deposits	7,250,781	11,322,946
Cash and cash equivalents	7,852,553	12,057,103
Interest-earning time deposits	200,000	200,000
Held-to-maturity securities	9,210,031	10,454,621
Loans, net of allowance for loan losses of $925,924 and $1,012,242 at December 31, 2005 and 2004	105,556,622	98,821,858
Premises and equipment	2,896,817	2,136,039
Federal Home Loan Bank stock	1,041,100	1,019,600
Interest receivable	592,386	482,916
Other	797,384	990,921
Total assets	$128,146,893	$126,163,058
Liabilities and Stockholders’ Equity
Liabilities
Deposits
Demand	$10,214,659	$11,163,961
Savings, NOW and money market	44,263,674	39,672,287
Time	34,129,185	35,571,892
Total deposits	88,607,518	86,408,140
Federal Home Loan Bank advances	16,500,000	16,500,000
Interest payable and other liabilities	486,171	357,696
Total liabilities	105,593,689	103,265,836
Commitments and Contingencies
Equity Contributed by ESOP	203,264	64,405
Stockholders’ Equity
Common stock, authorized 20,000,000 shares, outstanding 1,653,125 shares	14,289,635	14,289,635
Unearned RRP	(778,421)	—
Retained earnings	8,838,726	8,543,182
Total stockholders’ equity	22,349,940	22,832,817
Total liabilities and stockholders’ equity	$128,146,893	$126,163,058

See Notes to Consolidated Financial Statements

Third Century Bancorp
Consolidated Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Interest and Dividend Income
Loans	$6,315,615		$5,802,430
Securities	341,215		55,063
Dividends on Federal Home Loan Bank stock	43,723		48,400
Deposits with financial institutions	191,981		141,516
Total interest and dividend income	6,892,534		6,047,409
Interest Expense
Deposits	1,514,045		1,170,226
Federal Home Loan Bank advances	665,908		705,524
Total interest expense	2,179,953		1,875,750
Net Interest Income	4,712,581		4,171,659
Provision for Loan Losses	—		36,000
Net Interest Income After Provision for Loan Losses	4,712,581		4,135,659
Noninterest Income
Fiduciary activities	64,927		69,727
Service charges on deposits accounts	225,177		221,025
Other service charges and fees	305,865		209,003
Net gains on loan sales	102,938		216,114
Merchant processing	75,559		108,559
Other	35,640		67,541
Total noninterest income	810,106		891,969
Noninterest Expense
Salaries and employee benefits	2,867,377		2,335,722
Net occupancy expense	370,980		371,414
Equipment expense	79,016		64,543
Data processing fees	379,566		408,373
Professional fees	111,632		88,763
Directors’ fees	145,900		122,300
Bank charges	67,406		61,484
Merchant processing	68,577		94,077
ATM expense	112,007		87,677
Other	432,664		357,628
Total noninterest expense	4,635,125		3,991,981
Income Before Income Tax	887,562		1,035,647
Provision for Income Taxes	354,012		411,000
Net Income	$533,550		$624,647
Earnings per Share
Basic	$.35	$	N/A
Diluted	.35		N/A

See Notes to Consolidated Financial Statements

Third Century Bancorp
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2005 and 2004

	Common Stock	Unearned	Retained
	Amount	RRP	Earnings	Total
Balance, January 1, 2004	$—	$—	$8,040,205	$8,040,205
Net income			624,647	624,647
Dividends on common stock, $.08 per share outstanding			(121,670)	(121,670)
Stock issued in conversion, at no par, net of conversion costs	15,786,451			15,786,451
Contribution of unearned ESOP shares	(1,496,816)			(1,496,816)
Balance, December 31, 2004	14,289,635	—	8,543,182	22,832,817
Net income			533,550	533,550
Dividends on common stock, $.16 per share outstanding			(238,006)	(238,006)
Purchase of unearned RRP shares		(868,421)		(868,421)
RRP shares earned		90,000		90,000
Balance, December 31, 2005	$14,289,635	$(778,421)	$8,838,726	$22,349,940

See Notes to Consolidated Financial Statements

Third Century Bancorp
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Activities
Net income	$533,550	$624,647
Items not requiring (providing) cash
Depreciation and amortization	178,271	177,028
Loss on disposal of fixed assets	—	5,175
Provision for loan losses	—	36,000
RRP shares earned	90,000	—
ESOP shares earned	138,859	64,405
Amortization of premiums and discounts on securities	(24,079)	22,818
Capitalization of mortgage servicing rights	(68,180)	(139,558)
Deferred income taxes	(15,463)	163,000
FHLB stock dividends	(21,500)	(44,600)
Loans originated for sale	(6,792,750)	(8,538,907)
Sale of loans	6,895,688	8,615,463
Gains on sales of loans	(102,938)	(76,556)
Changes in
Interest receivable	(109,470)	(19,365)
Other assets	277,180	(403,506)
Interest payable and other liabilities	128,474	33,290
Net cash provided by operating activities	1,107,642	519,334
Investing Activities
Purchase of interest-earning time deposits	(200,000)	(200,000)
Proceeds from maturities of interest- earning time deposits	200,000	---
Purchases of held-to-maturity securities	(9,256,458)	(16,194,830)
Proceeds from maturities of held-to-maturity securities	10,525,127	6,406,000
Net change in loans	(6,734,764)	(1,902,825)
Purchase of premises and equipment	(939,489)	(188,777)
Proceeds from sale of equipment	440	—
Net cash used in investing activities	(6,405,144)	(12,080,432)
Financing Activities
Net increase in demand deposits, money market, NOW and savings accounts	3,642,086	7,282,953
Net change in certificates of deposit	(1,442,707)	367,683
Proceeds from Federal Home Loan Bank advances	(2,000,000)	(4,500,000)
Repayment of Federal Home Loan Bank advances	2,000,000	1,500,000
Issuance of stock	—	14,289,635
Purchase shares of stock for RRP	(868,421)	—
Dividends paid	(238,006)	(60,835)
Net cash provided by financing activities	1,092,952	18,879,436
Change in Cash and Cash Equivalents	(4,204,550)	7,318,338
Cash and Cash Equivalents, Beginning of Year	12,057,103	4,738,765
Cash and Cash Equivalents, End of Year	$7,852,553	$12,057,103
Supplemental Cash Flows Information
Interest paid	$2,135,787	$1,871,835
Income taxes paid (net of refunds)	396,700	331,035

See Notes to Consolidated Financial Statements

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

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

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on securities are determined on the specific-identification method.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Commitments to originate loans held for sale, if any, are recorded at fair value. There were no loans held for sale at December 31, 2005 or 2004.

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

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

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

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. At December 31, 2005 and 2004, capitalized mortgage servicing rights totaled $161,000 and $126,000. Serving assets capitalized during 2005 and 2004 totaled $68,000 and $140,000. Amortization during 2005 and 2004 totaled $33,000 and $13,000.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Stock Options

At December 31, 2005, the Company has a stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year Ended December 31, 2005
Net income, as reported	$533,550
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	570,776

Pro forma net loss	$(37,226)

Earnings per share:
Basic - as reported	$.35
Basic - pro forma	$(.03)
Diluted - as reported	$.35
Diluted - pro forma	$(.03)

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Earnings Per Share

Earnings per share is computed based upon the weighted average common shares outstanding during the period subsequent to Mutual Savings Bank’s conversion to a stock savings bank on June 29, 2004. Net income per share for the periods prior to the conversion is not meaningful. Unearned ESOP shares and unearned RRP shares are not considered outstanding for the earnings per share calculation. The following table presents the factors used in the earnings per share computation for the year ending December 31, 2005:

December 31, 2005
Basic
Net income	$533,550

Weighted average common shares outstanding	1,513,622

Basic earnings per common share	$0.35

Diluted
Net income	$533,550
Weighted average common shares outstanding	1,513,622

Add: Dilutive effects of assumed exercises of stock options	253

Average shares and dilutive potential common shares	1,513,875

Diluted earnings per common share	$0.35

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net income.

Note 2:	Conversion

On June 29, 2004, the Bank completed the conversion from a state chartered mutual institution to a state chartered stock savings bank and the formation of the Company as the holding company of the Bank. As part of the conversion, the Company issued 1,653,125 shares of common stock at $10 per share. Net proceeds of the Company’s stock issuance were $15,786,450, after costs, of which $7,910,841 was used to acquire 100% of the stock and ownership of the Bank. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests. The Company used $1,496,816 of the proceeds to purchase 132,250 shares for the Employee Stock Ownership Plan (ESOP).

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 3:	Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2005 was $539,000.

Note 4:	Securities

The amortized cost and approximate fair values of held-to-maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2005:
U. S. Treasuries	$1,995,749	$—	$16,999	$1,978,750
U. S. Government agencies	3,293,698	—	16,437	3,277,261
Other mortgage-backed securities	2,580,044	—	41,946	2,538,098
Securities issued by state or political divisions	400,000	—	5,520	394,480
Other domestic debt securities	940,540	—	4,921	935,619
	$9,210,031	$—	$85,823	$9,124,208
December 31, 2004:
U. S. Treasuries	$3,973,830	$—	$—	$3,973,830
U. S. Government agencies	6,480,791	—	9,183	6,471,608
	$10,454,621	$—	$9,183	$10,445,438

The amortized cost and fair value of securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issues may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$5,404,417	$5,377,018
One to five years	825,570	814,612
Five to ten years	400,000	394,480
	6,629,987	6,586,110
Mortgage-backed securities	2,580,044	2,538,098
Totals	$9,210,031	$9,124,208

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Certain investments in debt securities with fair value less than their historical cost, and have been in an unrealized loss position for less than twelve consecutive months at December 31, 2005 and 2004, of $9,124,000 and $6,472,000, which is 100% and 62% of the Company’s investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

Note 5:	Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2005	2004
Residential real estate
One-to-four family residential	$54,894,462	$52,124,503
Multi-family residential	313,945	337,858
Construction and land development	5,865,091	6,133,402
Commercial	34,682,108	29,611,807
Consumer and other	10,764,503	11,670,797
Total loans	106,520,109	99,878,367
Less
Net deferred loan fees, premiums and discounts	37,563	44,267
Allowance for loan losses	925,924	1,012,242
Net loans	$105,556,622	$98,821,858

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Activity in the allowance for loan losses was as follows:

	2005	2004
Balance, beginning of year	$1,012,242	$1,054,766
Provision charged to expense	—	36,000
Losses charged off, net of recoveries of $15,333 for 2005 and $32,862 for 2004	(86,318)	(78,524)

Balance, end of year	$925,924	$1,012,242

There were no impaired loans at December 31, 2005 or 2004.

No interest was recognized on average impaired loans of $142,000 for 2004.

Non-accruing loans at December 31, 2005 and 2004 were $183,241 and $25,000, respectively. There were no loans 90 days past due and still accruing at December 31, 2005 or 2004.

Note 6:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2005	2004
Land	$728,057	$310,507
Buildings and improvements	2,675,305	2,260,596
Equipment	1,137,417	1,031,179
	4,540,779	3,602,282
Less accumulated depreciation	(1,643,962)	(1,466,243)

Net premises and equipment	$2,896,817	$2,136,039

The Company has entered into various contracts for the construction of a new branch facility. At December 31, 2005, the estimated construction costs under these contracts is approximately $1,334,000, including land acquisition costs incurred in 2005 of $408,000.

Note 7:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $21,912,000 and $16,920,000 at December 31, 2005 and 2004, respectively.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 8:	Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $6,442,000 on December 31, 2005 and $6,690,000 on December 31, 2004.

At December 31, 2005, the scheduled maturities of time deposits are as follows:

2006	$21,637,535
2007	7,917,212
2008	2,355,347
2009	1,398,852
2010	815,239
Thereafter	5,000
$34,129,185

Note 9:	Federal Home Loan Bank Advances

The Federal Home Loan Bank advances are secured by mortgage loans totaling $50,107,000 and $48,701,000 at December 31, 2005 and 2004. Advances at December 31, 2004, at interest rates ranging from 3.20 to 5.12 percent are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of the advances at December 31, 2005, are:

2006	$4,000,000
2007	3,000,000
2008	2,000,000
2009	2,500,000
2010	2,000,000
Thereafter	3,000,000
$16,500,000

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 10:	Income Taxes

The provision for income taxes includes these components:

	2005	2004
Taxes currently payable
Federal	$289,154	$184,000
State	80,321	64,000
Deferred income taxes payable
Federal	(12,186)	138,000
State	(3,277)	25,000

Income tax expense	$354,012	$411,000

A reconciliation of income tax expense at the statutory rate to the Bank’s actual income tax expense is shown below:

	2005	2004
Computed at the statutory rate (34%)	$301,771	$352,120
Increase (decrease) resulting from
State income taxes	50,849	58,740
Other	1,392	140

Actual tax expense	$354,012	$411,000

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004
Deferred tax assets
Accrued benefits	$51,144	$—
Allowance for loan losses	405,145	430,203
Deferred compensation	455	1,855
Other	14,156	11,475
	470,900	443,533
Deferred tax liabilities
Depreciation	47,566	61,328
FHLB stock dividend	39,610	30,473
Prepaid	78,633	77,914
Mortgage servicing rights	68,479	53,588
Other	23,129	22,209
	257,417	245,512

Net deferred tax asset	$213,483	$198,021

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Retained earnings at December 31, 2005 and 2004, includes approximately $1,038,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $353,000 at December 31, 2005 and 2004.

Note 11:	Stockholders’ Equity and Regulatory

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005
Total risk-based capital (to risk-weighted assets)	$15,924,000	17.4%	$7,318,000	8.0%	$9,148,000	10.0%
Tier I capital (to risk-weighted assets)	14,988,000	16.4	3,659,000	4.0	5,489,000	6.0
Tier I capital (to adjusted total assets)	14,988,000	12.0	4,989,000	4.0	6,236,000	5.0
As of December 31, 2004
Total risk-based capital (to risk-weighted assets)	$16,155,000	19.6%	$6,598,000	8.0%	$8,247,000	10.0%
Tier I capital (to risk-weighted assets)	15,143,000	18.4	3,299,000	4.0	4,948,000	6.0
Tier I capital (to adjusted total assets)	15,143,000	12.2	4,945,000	4.0	6,181,000	5.0

At December 31, 2005, the stockholder’s equity of the Bank was $15,018,000, of which approximately $1,105,000 was available for the payment of dividends to the Company.

At the time of conversion, a liquidation account was established in an amount equal to the Bank’s net worth as reflected in the latest statements of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to shareholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $8,158,000.

Note 12:	Related Party Transactions

The Company has entered into transactions with certain executive officers, directors and their affiliates (related parties). In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

The aggregate amount of loans, as defined, to such related parties is as follows:

Balance, January 1	$1,918,000
New loans	675,000
Repayments	(96,855)
Change in composition	—

Balance, December 31	$2,496,145

Deposits from related parties, as defined, held by the Company at December 31, 2005 and 2004 totaled $1,139,000 and $920,000, respectively.

Note 13:	Employee Benefits

The Company is a participant in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. This plan provides pension benefits for substantially all of the Company’s employees. On May 1, 2005, the Company elected to freeze the defined benefit plan to stop accruing benefits to plan participants beyond what was already earned to that date and to prevent new participants from entering the plan. The change was made in an effort to control and reduce pension plan expense in the future. The Company will continue to meet required funding obligations. Pension expense was $181,000 and $130,000 for 2005 and 2004.

The Company has a retirement savings plan covering substantially all employees. Employees may contribute up to 50 percent of their compensation with the Company matching 50 percent of the employee’s contribution on the first 8 percent of the employee’s compensation. Employer contributions charged to expense for 2005 and 2004 were $85,000 and $86,000, respectively.

An ESOP covers substantially all employees of the Company. The ESOP acquired 132,250 shares at $11.32 per share in the conversion with funds provided by a loan from the Company. The ESOP provides for the Company to issue a put option (option) to any participant who receives a distribution of Company stock. The option permits the participant to sell the stock to the Company at any time during two option periods, as defined in the plan, at the fair market value of the stock. In 2004, the stock acquired by the ESOP was reflected as a reduction to the ESOP equity accounts. The ESOP acquired no additional shares during 2005. Unearned ESOP shares totaled 116,781 and 126,898 at December 31, 2005 and 2004 and had a fair value of $1,523,000 and $1,662,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Cash dividends on unallocated shares will be applied to principal and interest due on the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions are made to the ESOP. The expense under the ESOP was $139,000 and $64,405 for the years ended December 31, 2005 and 2004. At December 31, 2005 and 2004, the ESOP had 15,469 and 5,352 allocated shares, which are subject to the put option, and those allocated shares had a fair value of $202,000 and $70,000. The ESOP has 116,781 and 126,898 unallocated shares at December 31, 2005 and 2004.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Below are the transactions affecting the ESOP equity accounts:

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Total
Balance, January 1, 2005	$1,496,816	$3,869	$(1,436,280)	$64,405
ESOP shares earned	—	19,376	119,483	138,859

Balance, December 31, 2005	$1,496,816	$23,245	$(1,316,797)	$203,264

On July 20, 2005, the stockholders of Third Century Bancorp approved the Mutual Savings Bank Recognition and Retention Plan and Trust (“RRP”). The RRP provides for the awarding of up to 66,125 shares of Company common stock to employees and directors of the Company. The shares awarded will vest ratably to employees and directors of the Company over a five-year period. The RRP purchased 66,125 shares at $13.13 with funds provided by Mutual Savings Bank. The expense under the RRP was $90,000 for the year ended December 31, 2005.

On July 20, 2005, the stockholders of Third Century Bancorp approved the Third Century Bancorp Stock Option Plan (“Plan”). The Plan provides for the issuance of options to employees and directors of the Company to acquire up to 165,312 shares of Company common stock. Pursuant to the Plan, options may be issued which are defined as incentive stock options or as non-qualified stock options. Incentive stock options are intended to qualify under the provisions of Internal Revenue Code Section 422 (“IRC”), which include, among other things, a requirement that the option price is not less than the fair value of the shares as of the date of grant. Non-qualified stock options are those that do not meet the requirements of the provisions of the IRC, and, accordingly, may contain terms that are different from those in place for incentive stock options. The Plan is currently accounted for in accordance with Opinion APB No. 25, Accounting for Stock Issued to Employees, and related interpretations, although SFAS 123R, Accounting for Stock-Based Compensation, which will be effective for Third Century as of January 1, 2006, eliminates the ability to account for share-based compensation transactions using APB No. 25. As of January 1, 2006, SFAS 123R will apply to all awards granted thereafter and to awards modified, repurchased, or cancelled after that date.

During the third quarter of 2005, Third Century awarded 146,300 options to employees and non-employee directors at an exercise price of $13.10 which equaled the market price for the stock as of the date of the grant. These options were immediately vested.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

A summary of the activity in the Plan for the year ended December 31, 2005 is as follows:

	2005
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	—	$—
Granted	146,300	13.10
Exercised	—	—
Forfeited	—	—

Outstanding at end of period	146,300	$13.10

Options exercisable at end of period	146,300	$13.10

Weighted-average fair value of options granted during year	$4.76

Weighted-average remaining contractual life		9.5 years

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

2005
Dividend yields	1.27%
Volatility factors of expected market price of common stock	25.10%
Risk-free interest rates	4.17%
Expected life of options	10 years

Weighted-average fair value of options granted during the year	$4.76

Note 14:	Leases

The Company has several noncancellable operating leases, primarily for branch facilities, that expire over the next three years. Rental expense for these leases was $40,800 for the years ended December 31, 2005 and 2004, respectively. Future lease commitments are immaterial.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 15:	Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,852,553	$7,852,553	$12,057,103	$12,057,103
Interest-earning time deposits	200,000	200,000	200,000	200,000
Held-to-maturity securities	9,210,031	9,124,208	10,454,621	10,445,438
Loans, net of allowance for loan losses	105,556,622	103,497,000	98,821,858	98,615,000
Federal Home Loan Bank stock	1,041,000	1,041,000	1,019,600	1,019,600
Interest receivable	592,386	592,386	482,916	482,916

Financial liabilities
Deposits	88,607,518	88,574,000	86,408,140	86,694,000
Federal Home Loan Bank advances	16,500,000	17,811,000	16,500,000	18,369,000
Interest payable	186,158	186,158	141,992	141,992

Off-balance items
Commitments to extend credit	—	—	—	—
Stand-by letters of credit	—	—	—	—
Forward sales commitments	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-Earning Deposits, Federal Home Loan Bank Stock, Interest Receivable and Interest Payable

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

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

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The carrying values of these instruments are immaterial at the respective balance sheet dates and are reasonable estimates of fair value.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 16:	Commitments

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable; inventory; property, plant and equipment; commercial real estate and residential real estate.

At December 31, 2005 and 2004, the Company had outstanding commitments to originate loans aggregating approximately $1,930,000 and $1,353,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period and were at fixed rates of interest.

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

The Company had total outstanding performance letters of credit amounting to $103,000 at December 31, 2005 and $73,000 at December 31, 2004 and were with terms of less than two years.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2005 and 2004, the Bank had granted unused lines of credit to borrowers aggregating approximately $15,323,000 and $11,917,000 for commercial lines and open-end consumer lines.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 17:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheet (Amounts in thousands)
	December 31,
	2005	2004
Assets
Cash and cash equivalents	$4,147	$2,280
Interest-earning time deposit	100	100
Securities held-to-maturity	1,996	3,974
ESOP note receivable	1,347	1,447
Investment in common stock of subsidiaries	14,998	15,143
Other assets	34	21

Total assets	$22,622	$22,965

Liabilities - other	$69	$68

Equity Contributed by ESOP	203	64

Stockholders’ Equity	22,350	22,833

Total liabilities and stockholders’ equity	$22,622	$22,965

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Condensed Statement of Income (Amounts in thousands)
	Year Ending December 31
	2005	2004
Income
Interest income	$99	$35

Other income	114	—
Total income	213	35

Expenses
Directors fees	34	14
Other expenses	111	21
Total expenses	145	35

Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	68	—

Income Tax Expense	27	—

Income Before Equity in Undistributed Income of Subsidiaries	41	—
Equity in Undistributed Income of Subsidiaries	493	625

Net Income	$534	$625

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Condensed Statement of Cash Flows (Amounts in thousands)
	Year Ending December 31
	2005	2004
Operating Activities
Net income	$534	$625
Items not providing cash	(529)	(638)
Net cash provided by (used in) operating activities	5	(13)

Investing Activities
Purchase of interest-earning time deposit	—	(100)
Proceeds from maturities of investments held to maturity	2,000	—
Purchase of investments held to maturity	—	(3,974)
Purchase of stock of subsidiary	—	(7,911)
Loan to ESOP	—	(1,497)
Payment received on ESOP loan	100	50
Net cash provided by (used in) investing activities	2,100	(13,432)

Financing Activities
Proceeds from issuance of stock	—	15,786
Dividends paid	(238)	(61)
Net cash provided by (used in) financing activities	(238)	15,725

Net Change in Cash and Cash Equivalents	1,867	2,280

Cash and Cash Equivalents at Beginning of Year	2,280	—

Cash and Cash Equivalents at End of Year	$4,147	$2,280

Market Price of Third Century’s Common Shares
and Related Stockholder Matters

There were 1,653,125 common shares of Third Century outstanding at February 28, 2006, held of record by approximately 323 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street name.” Since June 30, 2004, Third Century’s common shares have been quoted on the OTC Bulletin Board under the symbol of “TDCB.OB.”

Presented below are the high and low bid prices for Third Century’s common shares, as well as cash distributions paid thereon, since the shares began trading on June 30, 2004. Such quotations reflect inter-dealer prices, without retail financial markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High	Low	Cash Distributions
December 31, 2005	$13.50	$12.90	$ .04/share
September 30, 2005	13.40	12.65	$ .04/share
June 30, 2005	13.75	12.20	$ .04/share
March 31, 2005	13.95	13.00	$ .04/share

December 31, 2004	14.00	11.50	$ .04/share
September 30, 2004	11.40	11.00	$ .04/share
June 30, 2004	11.50	10.90	none

Under Federal Reserve Board supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization’s net income available to common stockholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality, and overall financial condition. The FDIC also has authority under the Financial Institutions Supervisory Act to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the bank. Under Indiana law, Third Century is precluded from paying cash dividends if, after giving effect to such dividends, Third Century would be unable to pay its debts as they become due or Third Century’s total assets would be less than its liabilities and obligations to preferential stockholders.

Pursuant to the plan of conversion, Mutual established a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. Mutual is not permitted to pay dividends to Third Century if its net worth would be reduced below the amount required for the liquidation account.

Under Indiana law, Mutual may pay dividends without the approval of the DFI so long as its capital is unimpaired and those dividends in any calendar year do not exceed its net profits for that year plus its retained net profits for the previous two years. Dividends may not exceed undivided profits on hand (less losses, bad debts and expenses). Additional stringent regulatory requirements affecting dividend payments by Mutual, however, are established by the Federal Deposit Insurance Corporation Improvement Act, to which Mutual is subject. Mutual’s capital levels at December 31, 2004 exceeded the criteria established to be designated as a “well capitalized” institution. Such institutions are required to have a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater.

Directors and Executive Officers

DIRECTORS	EXECUTIVE OFFICERS
David A. Coffey Robert L. Ellett Robert D. Heuchan Jerry D. Petro Robert D. Schafstall	Robert D. Heuchan President and Chief Executive Officer David A. Coffey Executive Vice President and Chief Operating Officer Debra K. Harlow Chief Financial Officer

David A. Coffey (age 43) has served as Executive Vice President, Chief Operating Officer and a director of Third Century since its formation in March 2004 and of Mutual since 1999. He began serving Mutual as the Chief Operating Officer in 1998, and was a Senior Vice President prior to being named Executive Vice President. Mr. Coffey is a graduate of Franklin College.

Robert L. Ellett (age 68) has served as Chairman of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1999. He has served as a Director of Mutual since 1987. Mr. Ellett also serves as Chairman of Mutual Financial Services, Inc., a subsidiary of Mutual engaged in mortgage life insurance sales and servicing. He was the General Manager of Rytex Company, a stationery products company, until his retirement in December 2001.

Debra K. Harlow (age 54) has served as Chief Financial Officer of Third Century since its formation in March 2004 and of Mutual since January 2004. Prior to that time she served Mutual as the EDP Coordinator.

Robert D. Heuchan (age 52) has served as the President, Chief Executive Officer and director of Third Century since its formation in March 2004 and of Mutual since 1991. He has served as Vice Chairman of the Mutual Board of Directors since 1999. He also has been President of Mutual Financial Services, Inc. since its formation in 1991. Mr. Heuchan is a graduate of Franklin College and has an MBA from the University of Indianapolis.

Jerry D. Petro (age 60) has served as a member of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1997. Mr. Petro is the owner and President of J.D. Petro & Associates, Inc., which sells protective coatings in Indiana, and R.T.I.L.L.C., which sells protective coatings in Kentucky. He also is the owner and President of R.T.I, which sells chemical and architectural coatings; Petro’s Water Conditioning of Johnson County; Petro Group, Inc., a manufacturer of buildings for light industrial use; and Petro Group, L.L.C., which leases office space.

Robert D. Schafstall (age 62) has served as a member of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1999. Mr. Schafstall has been the Franklin City Judge and an attorney in the law firm of Cutsinger and Schafstall since 1972.

DIRECTORS EMERITUS

David B. Ditmars

Sterling M. Haltom

Robert G. Smith

OFFICERS OF MUTUAL SAVINGS BANK

Robert D. Heuchan	President and Chief Executive Officer

David A. Coffey	Executive Vice President and Chief Operating Officer

Debra K. Harlow	Chief Financial Officer

Lynne L. Haste	Vice President and Construction Loan Officer

Melissa L. Jones	Mortgage Loan Officer

Debra L. Morrison	Vice President and Mortgage Loan Officer

Christa D. Pearson	Main Office Branch Manager

Nell R. Pettit	Vice President and Manager of Main Street Branch

Linda L. Prouty	Vice President and Loan Operations Manager

Connie Paris Carson	Vice President and Commercial Loan Manager

Jennifer D. Rector	Nineveh Branch Manager

Jacob W. Sappenfield	Commercial Loan Officer

Chris A. Schaefer	Compliance Officer and Security Officer

Pamela J. Spencer	Vice President and Trust Officer
Trust Department Manager
Board Secretary

Elaine R. Stewart	Methodist Community Branch Manager

Jill M. Sweeney	Trafalgar Branch Manager

GENERAL INFORMATION FOR STOCKHOLDERS

ANNUAL AND OTHER REPORTS

Additional copies of this Annual Report to Stockholders and copies of the most recent Form 10-KSB may be obtained without charge by contacting Debra K. Harlow, at the Corporation, 80 East Jefferson Street, Franklin, Indiana 46131.

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

INTERNET AND E-MAIL ADDRESS: http://www.mutualsavingsbank.net

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

CORPORATE COUNSEL

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015-2035

ANNUAL MEETING

THE ANNUAL MEETING OF STOCKHOLDERS OF THIRD CENTURY BANCORP WILL BE HELD ON
MAY 17, 2006, AT 9:00 A.M., AT MUTUAL SAVINGS BANK, 80 EAST JEFFERSON STREET,
FRANKLIN, INDIANA.