Form 10KSB, Exhibit 13
period 2006-12-31
THIRD CENTURY BANCORP
filed 2007-04-02
CIK 1282847

Third Century Bancorp 2006 Annual Report

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

Mutual was founded in 1890 as a mutual building and loan association under the name Mutual Building and Loan Association. In 1994, Mutual converted to a state-chartered savings bank and changed its name to the current name of Mutual Savings Bank, which it retained after its stock conversion. Mutual conducts its business from five offices in Johnson County and one office in Marion County, Indiana. Mutual offers a variety of lending, deposit and other financial services to its retail and commercial customers.

Third Century is a registered bank holding company subject to the regulations of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Mutual is organized under the laws of Indiana and as such is subject to the supervision of the Indiana Department of Financial Institutions (“DFI”), whose examiners conduct periodic examinations of state banks. Mutual’s principal federal regulator is the Federal Deposit Insurance Corporation (“FDIC”), which also conducts periodic examination of Mutual. Mutual’s deposits are insured by the Deposit Insurance Fund administered by the FDIC.

LETTER TO STOCKHOLDERS

Dear Shareholder:

Please find enclosed the Annual Report for 2006.  Your Bank had another successful year in 2006, but there remains several challenges which impacted earnings during the past year.

Net income for 2006 was $456,000.  This compares to net income of $534,000 for 2005.  Return on average assets was 0.35% for 2006, compared to 0.42% for 2005; return on average equity also declined to 2.21% from 2.32% for the same time period.

We realized that going into the year we would be taking on the added expense of a new location, our Franklin Central Branch, which opened in June 2006.  We also knew that it would be difficult to make a significant improvement in personnel expenses with the addition of the Franklin Central staff and the first full year of expensing the cost of our Recognition and Retention Plan.  The costs of maintaining the defined benefit pension plan, which was frozen in May, 2005, did not decline at the level we had desired.  Despite these additional expenses, overall personnel related expenses increased by a modest 1.85%.  During the second half of the year, we reduced our staff by three full time positions, which we believe will provide cost savings in personnel expenses in 2007.

As with the entire banking industry in 2006, our earnings were impacted by a declining net interest margin.  Higher interest rates on deposits, along with an inverted interest rate yield curve were largely responsible for the decline in the net interest margin.  This is explained in more detail in the Executive Summary section of this report.

Even with these challenges, we experienced successes in 2006. In this extremely competitive market total loans grew by $6.4 million, an increase of 6.05%.  Much of the growth was attributed to growth in commercial real estate and other commercial loans, with net growth of $5.9 million.  The bank’s adjustable rate mortgage portfolio grew by $4.8 million, or 32.88%.  We ended 2006 with over $130 million in assets for the first time in our history.

As noted above, we are pleased with the opening of our newest location, our Franklin Central Branch, which opened in June, 2006.  Deposit growth is slightly ahead of projections.  We believe that growth opportunities are significant in this market area of southeastern Marion County, our first venture in branching outside of Johnson County.  This past year the Bank also purchased a parcel of land in the northwestern part of Johnson County, along State Road 135 and Whiteland Road.  While we have no plans to construct another branch location in 2007, we believe this parcel of land provides an excellent location to expand our future presence in this area of Johnson County.

2006 was a significant year for Third Century Bancorp shareholders.  In May, 2006 we returned $2 per share in the form of a return of capital to each of our shareholders.  In the fall we announced our intention to repurchase 5% of our outstanding shares.  As of the date of writing you this letter, we have repurchased 19,000 of the 82,656 shares which represents the 5% being repurchased at this time.  As of December 31, 2006, the market price of our stock was $11.30 per share, 96% of the book value of $11.75 for each Third Century Bancorp share.   We will continue to consider capital management options to enhance the shareholder value of our company.

As we look ahead to 2007 and beyond, we realize that it is important to continue to emphasize quality growth of the Bank in order to improve its profitability and earnings performance.  We are looking forward to 2007 and appreciate your confidence in us.

Sincerely,

/s/ Robert D. Heuchan

Robert D. Heuchan
President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding Third Century at the dates and for the periods indicated.

	At December 31,
	2006	2005
Selected Consolidated Financial Condition Data:	(In Thousands)
Total Amount of:
Assets	$133,503	$128,147
Loans receivable-net	111,938	105,557
Cash and cash equivalents	9,492	7,853
Interest-earning time deposits	--	200
Investment securities	5,209	9,210
Deposits	88,568	88,608
FHLB advances	24,600	16,500
Stockholders’ equity-net	19,426	22,350

	For the year ended December 31,
	2006	2005
Selected Consolidated Earnings Data:	(In Thousands, Except Share Data)
Total interest income	$7,840	$6,893
Total interest expense	3,123	2,180
Net interest income	4,717	4,713
Provision for losses on loans	45	--
Net interest income after provision for losses on loans	4,672	4,713
Other income	918	810
General, administrative and other expenses	4,829	4,635

Earnings before income tax expense	761	888
Income tax expense	305	354
Net earnings	$456	$534
Basic earnings per share	$0.31	$0.35
Diluted earnings per share	$0.31	$0.35

Selected Financial Ratios and Other Data:
Interest rate spread during period	3.05%	3.28%
Net yield on interest-earning assets	3.78	3.85
Return on average assets	0.35	0.42
Return on average equity	2.21	2.32
Equity to assets	14.55	17.44
Average interest-earning assets to average interest-bearing liabilities	129.37	132.55
Non-performing assets to total assets	0.08	0.24
Allowance for loan losses to total loans outstanding	0.83	0.87
Allowance for loan losses to non-performing loans	858.72	506.01
Net charge-offs to average total loans outstanding	0.03	0.08
General, administrative and other expense to average assets	3.73	3.67
Dividend payout ratio[1]	51.61	45.39
Dividend payout ratio[2]	696.77	n/a
Number of full service offices	6	5

________________________________________

 1 The calculation of this ratio does not include the return of capital dividend to shareholders.
 2 The calculation of this ratio includes a $2.00 per share return of capital dividend paid May 8, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

As discussed previously, Third Century was incorporated for the primary purpose of owning all of the outstanding shares of Mutual. As a result, the discussion that follows focuses on Mutual’s financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2006 and the results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Third Century’s operations and its actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and Third Century’s general market area. The forward-looking statements contained herein include those with respect to the following matters:

1.	Management’s determination as to the amount and adequacy of the loan loss allowance; and

2.	The effect of changes in interest rates on Third Century’s financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of Third Century must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of Third Century’s significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2006. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of Third Century’s Board of Directors. Those policies include the following:

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

Homogenous smaller balance loans, such as consumer installment and residential mortgage loans are not individually risk graded. Reserves are established for each pool of loans based on estimated loss rates. Loss rates are based on the average net charge-off history by loan category.

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

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

EXECUTIVE SUMMARY

The management of Mutual Savings Bank continues to focus on those areas which we recognize as our strengths while at the same time improve in weaker performance areas, mainly in operational efficiencies.

A significant challenge in 2006 was in the area of net interest margin.  While the Bank continues to maintain this important earnings component above its peer levels, we did experience a reduction in the net interest margin.  The net interest margin declined from 3.28% as of December 31, 2005 to 3.05% as of December 31, 2006.  While total interest income increased by $947,000, an increase of 13.74%, this increase was more than offset by a correspondingly higher increase in interest expense, which increased by $943,000, or 43.26%.  Contraction in net interest margins was prevalent for many banks in 2006.  While our spread decline was not as much as many banks, it impacted our earnings, particularly since we rely more upon the spread between loan yield and deposit costs for earnings than larger banks, who typically have higher levels of fee income as a percentage of gross revenue.

Operational efficiencies continued to trail below our peer group again this year.  We anticipated this decline because of the planned opening of our Franklin Central Branch in 2006.  This included hiring 4 additional employees in the first half of the year as well as the expected occupancy expenses which go with a new branch.  Late in the year steps were taken to reduce overhead by trimming the staff by three full time employees.  Personnel-related expenses increased modestly in 2006, by 1.85%. However, net occupancy costs increased by 14.56% largely due to the addition of the Franklin Central Branch and increased property taxes on all real estate owned by the bank.

Even as we deal with these challenges, we experienced successes in 2006. In this very competitive financial market total loans grew by $6.4 million, or 6.05%.  Much of the growth was attributed to growth in commercial real estate and other commercial loans, with net growth of $5.9 million.  The bank’s adjustable rate mortgage portfolio grew by $4.8 million, or 32.88%.  In 2006 we expanded the types of mortgage loans offered to customers which resulted in an increased volume of servicing released mortgage loans sold.

Loan losses were modest in 2006, with net charge offs of $35,000.  This compares to $86,000 in 2005.  Charge off and delinquency numbers remain better than most of our peers.  As of December 31, 2006, we had no real estate owned or repossessed vehicles.

Deposit growth declined during the past year.  Deposits were $40,000 lower in 2006, compared to 2005.  The decline in deposit growth was attributed to the competitive market for deposits.  Despite this decline, our core deposit percentage remains a healthy 56.09% of total deposits.

Non-interest income increased in 2006 to $918,000, compared to $810,000 in 2005, an increase of $108,000 or 13.33%.  A decline in mortgage servicing rights income of $24,000 was more than offset by an increase in Trust Department fees ($17,000), in service charges on deposit accounts ($66,000) and fees from ATM usage ($12,000).

As we look ahead to 2007 and beyond, it is important to continue to emphasize quality growth of the Bank in order to improve its profitability and earnings performance.  However, we will make certain that the growth we experience will be the right type of growth, not growth that will imperil the Bank’s balance sheet or net interest margin.  With quality growth, we believe that we will improve our operational efficiencies and with it the financial performance of this financial institution.

AVERAGE BALANCES AND INTEREST RATES AND YIELDS

The following table presents Mutual’s interest-earnings assets and interest-bearing liabilities and the yields and rates on such balances for 2006 and 2005 and at December 31, 2006, and the average daily balances of each category of Mutual’s interest-earning assets and interest-bearing liabilities, the interest earned or paid on those balances and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	At December 31,		Year Ended December 31,
	2006		2006			2005
	Balance	Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:	(Dollars in Thousands)
Interest Earning Assets:
Interest Earning Deposits	$8,872	5.06%	$5,224	$208	3.98%	$7,608	$183	2.41%
Interest Earning Time Deposits	—	0.00	—	—	—	305	9	2.95
Securities Held to Maturity	5,209	4.73	7,021	291	4.14	10,413	341	3.27
Loans Receivable(1)	112,911	6.68	111,349	7,287	6.54	102,944	6,316	6.14
Stock in FHLB of Indianapolis	1,255	4.75	1,142	54	4.73	1,037	44	4.24
Total Interest Earning Assets	128,247	6.47%	124,736	7,840	6.29%	122,307	6,893	5.64%

Non-Interest Earning Assets, Net of Allowance for Loan Losses	5,256		4,643			3,831
Total Assets	$133,503		$129,379			$126,138

Liabilities and Retained Earnings:
Interest Bearing Liabilities:
Savings, NOW, Money Market Deposits	$40,085	2.01%	$40,589	$830	2.04%	$40,740	$491	1.21%
Certificates of Deposit	38,893	4.42	35,019	1,342	3.83	34,953	1,023	2.93
FHLB Advances	24,600	4.62	20,812	951	4.57	16,581	666	4.02
Total Interest Bearing Liabilities	103,578	3.53%	96,420	3,123	3.24%	92,274	2,180	2.36%

Other Liabilities	10,175		12,369			10,851

Total Liabilities	113,753		108,789			103,125
Equity Contributed by ESOP	324		261			139
Stockholders’ Equity	19,426		20,329			22,874
Total Liabilities and Stockholders’ Equity	$133,503		$129,379			$126,138

Net Earning Assets	24,669		28,316			30,033
Net Interest Income				$4,717			$4,713
Interest Rate Spread(2)		2.93%			3.05%			3.28%
Net Yield on Average Earning Assets(3)		n/a			3.78%			3.85%
Interest Earning Assets to Interest Bearing Liabilities		123.82%			129.37%			132.55%
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

	At December 31,	Year Ended December 31,
	2006	2006	2005
Weighted Average Interest Rate Earned On:
Interest Earning Deposits	5.06%	3.98%	2.41%
Interest Earning Time Deposits	—	—	2.95
Securities to be Held to Maturity	4.73	4.14	3.27
Loans Receivable	6.68	6.54	6.14
FHLB Stock	4.75	4.73	4.24
Total Interest Earning Assets	6.47	6.29	5.64

Weighted Average Interest Rate Cost of:
Savings, NOW and Money Market	2.01	2.04	1.21
Certificates of Deposit	4.42	3.83	2.93
FHLB Advances	4.62	4.57	4.02
Total Interest Bearing Liabilities	3.53	3.24	2.36

Interest Rate Spread	2.93	3.05	3.28
Net Yield on Weighted Average Interest Earning Assets	n/a	3.78	3.85

CHANGES IN RATE AND VOLUME

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

	Increase (Decrease) in Net Interest Income
	Due to Rate	Due to Volume	Total Net Change
	(In Thousands)
Year Ended December 31, 2006, Compared to Year Ended December 31, 2005
Interest Earning Assets:
Interest Earning Deposits	$95	$(70)	$25
Interest Earning Time Deposits	—	(9)	(9)
Securities to be Held to Maturity	77	(127)	(50)
Loans Receivable	436	535	971
FHLB Stock	5	5	10
Total	613	334	947

Interest Bearing Liabilities:
Savings Deposits	341	(2)	339
Certificates of Deposit	317	2	319
FHLB Advances	100	185	285
Total	758	185	943

Net Change in Net Interest Income	$(145)	$149	$4

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004
Interest Earning Assets:
Interest Earning Deposits	$(65)	$109	$44
Interest Earning Time Deposits	6	—	6
Securities to be Held to Maturity	213	73	286
Loans Receivable	365	148	513
FHLB Stock	2	(6)	(4)
Total	521	324	845

Interest Bearing Liabilities:
Savings Deposits	13	246	259
Interest Bearing Demand Deposits	(7)	—	(7)
Certificates of Deposit	(25)	117	92
FHLB Advances	(33)	(7)	(40)
Total	(52)	356	304

Net Change in Net Interest Income	$573	$(32)	$541

FINANCIAL CONDITION AT DECEMBER 31, 2006 COMPARED TO
FINANCIAL CONDITION AT DECEMBER 31, 2005

ASSETS

Total assets increased $5.4 million to $133.5 million at December 31, 2006 from $128.1 million at December 31, 2005, an increase of 4.18%.  Total net loans outstanding increased by $6.4 million, ending 2006 at $111.9 million.  Commercial loans increased $5.9 million or 15.85% to $43.1 million at December 31, 2006.  Mutual continued to sell fixed-rate mortgage loans without recourse in the secondary market during 2006 and retained servicing rights to those loans.  Loans sold in the secondary market increased by $1.8 million or 8.24% to $23.7 million at December 31, 2006.  The Bank continued originating and holding in portfolio adjustable rate mortgage loans during 2006.  Adjustable rate mortgage loans at December 31, 2006 totaled $19.4 million, an increase of $4.8 million, or 32.88%, from $14.6 million at December 31, 2005.

AVERAGE BALANCES

The total average balance of assets increased to $129.4 million for 2006 from $126.1 million for 2005, an increase of 2.57%.  The average balance of interest-earning assets represented 96.41% and 96.96% of the total average balance of assets for 2006 and 2005 respectively. During 2006, average balance of loans receivable increased $8.4 million to $111.3 million, the average balance of securities held to maturity decreased $3.4 million to $7.0 million and the average balance of interest earning deposits decreased by $2.4 million to $5.2 million. The average balances of interest-earning assets as a percentage of the average balances of interest-bearing liabilities were 129.37% and 132.55% for 2006 and 2005 respectively. This decrease was largely the result of $3.6 million in cash dividends, including a $2.00 return of capital dividend, paid to the stockholders of Third Century.

INVESTMENT SECURITIES

Total securities decreased approximately $4.0 million, or 43.44%, to $5.2 million at December 31, 2006 from $9.2 million at December 31, 2005 due to scheduled maturities. In 2006, proceeds from matured investments were used to replenish cash balances depleted by the funding of loans and the payment of $3.6 million in cash dividends by Third Century to stockholders, which included the $2.00 per share return of capital dividend.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Total net loans outstanding increased $6.4 million or 6.05% to $111.9 million at December 31, 2006 from $105.5 million at December 31, 2005.  As discussed earlier, the largest increase in the loan portfolio during 2006 as compared to 2005 was in commercial loans, with an increase of $5.9 million, or an increase of 15.85%.  The largest segment of the commercial loan increase was in commercial real estate, secured by land and buildings, which saw an increase of $2.5 million or 8.87%.  Adjustable rate mortgage loans also contributed to the loan growth with an increase of $4.8 million or 32.88%.  Adjustable rate mortgages with a fixed rate for the first five years of the loan increased $5.6 million or 352.54% to $7.1 million at December 31, 2006.

The allowance for loan losses as a percentage of gross loans decreased to 0.83% at December 31, 2006 from 0.87% from a year earlier.  This decline reflected the proportional difference of additions to the reserves, which was $45,000, in contrast to overall growth in the loan portfolio and a decline in the charge offs against the reserve.  For the years ended December 31, 2006 and 2005, there were $40,000 and $101,000 in loans charged off, respectively, and the Bank recovered $4,000 and $15,000, respectively.  As of December 31, 2006 the balance in Mutual’s loan loss reserve was $936,000, which represented 0.83% of total loans and 858.72% of non-performing loans.

DEPOSITS

Deposits outstanding were $88.6 million at December 31, 2006 and 2005.  The savings, NOW and money market account balances declined $4.2 million or 9.44% to $40.1 million at December 31, 2006 and certificates increased $4.8 million or 13.96% to $38.9 million at December

31, 2006.  During 2006, two customers with aggregate deposits of approximately $2.0 million withdrew their funds in the normal course of business.  Also, the Bank offered special rates for new time deposits opened at Mutual and ran promotional specials for new time deposits opened at Franklin Central.  Mutual does not currently bid for public funds or offer brokered deposits.

BORROWED FUNDS

Borrowed funds increased $8.1 million or 49.09% to $24.6 million at December 31, 2006 from $16.5 million at December 31, 2005.  The borrowed funds provided the Bank additional cash to fund loans and replenish its cash balances reduced by Third Century’s payment of $3.6 million in cash dividends, including the $2.00 per share return of capital dividend, to its stockholders.  At December 31, 2006 the weighted average rate of all Federal Home Loan Bank advances was 4.62% and the weighted average maturity decreased to 2.5 months at December 31, 2006 from 2.9 months at December 31, 2005.  The advances mature as follows:  $4.0 million in 2007; $9.0 million in 2008; $4.6 million in 2009; $3.0 million in 2010; $3.0 million in 2011 and $1.0 million in 2012.

Mutual does not have any additional long-term commitments beyond those previously discussed.

STOCKHOLDERS’ EQUITY

Stockholders’ equity decreased $2.9 million to $19.4 million at December 31, 2006 compared to $22.4 million at December 31, 2005. The decrease in equity was due to $3.6 million in cash dividends paid to stockholders of Third Century during 2006, which included a $2.00 per share return of capital dividend.

The Company’s book value per share as of December 2006 was $11.75 based on 1,653,125 shares outstanding.  The book value as of December, 2005 was $13.52, based on the same number of shares.  The book value computation excludes equity contributed by Mutual’s ESOP of $324,000 at December 31, 2006 and $203,000 at December 31, 2005.

COMPARISON OF OPERATING RESULTS
FOR YEARS ENDED DECEMBER 31, 2006 AND 2005

GENERAL

Net income for 2006 decreased $78,000, or 14.61%, to $456,000 compared to $534,000 for 2005. Return on average assets for 2006 and 2005 was 0.35%, and 0.42%, respectively. Return on average equity was 2.21% for 2006 and 2.32% for 2005.

During 2006, a $947,000 increase in interest income was offset by a $943,000 increase in interest expense.  The decrease in net income for the year ended December 31, 2006 primarily resulted from an increase in non-interest expense of $194,000, or 4.19%, to $4.8 million for the year ended December 31, 2006 from $4.6 million for the year ended December 31, 2005.  The increase in non-interest expense was partially offset by a $108,000 increase in non-interest income to $918,000 for the year ended December 31, 2006 from $810,000 for the year ended December 31, 2005.

INTEREST INCOME

Mutual’s total interest income was $7.8 million for 2006 which represented an increase of $947,000, or 13.74%, from 2005.  Increased volume in loans accounted for $535,000 of the increase, while higher interest rates on loans accounted for $436,000. The average balance of interest-earning assets increased $2.4 million to $124.7 million during 2006 from $122.3 million during 2005. The increase in the average balance of interest-earning assets was accompanied by an increase in average yields to 6.29% in 2006 from 5.64% in 2005. The yield on interest-earning deposits increased to 3.99% for 2006 from 2.41% for 2005, the yield on investments increased to 4.14% for 2006 from 3.27% for 2005 and the yield on loans increased to 6.54% for 2006 from 6.14% for 2005.  The average balance of interest-earning deposits and investments decreased $2.4 million and $3.4 million, respectively during 2006, while the average loans outstanding increased $8.4 million to $111.3 million during 2006.

The loan interest income growth was attributed to higher levels of interest income for 2006 from residential construction loans (increased $195,000 or 81.03%), 5-year adjustable rate mortgages (increased $150,000 or 182.83%), and commercial construction loans (increased $148,000 or 64.43%).  The 5-year adjustable rate mortgages and commercial construction loans are variable rate products which re-price with the constant maturity weekly rate set by the United States Treasury and the prime rate set by the Federal Reserve Board, respectively.

INTEREST EXPENSE

Interest expense increased $943,000 or 43.26% during 2006 as compared to 2005. The average balance of interest-bearing liabilities increased $4.1 million to $96.4 million for 2006 from $92.3 million for 2005. The average cost of interest-bearing liabilities increased to 3.24% during 2006 from 2.36% during 2005. The higher interest expense for 2006 on deposits reflected growth in the average balance and cost of certificate of deposit accounts and the cost of savings, checking and money market accounts.  Interest paid on Federal Home Loan Bank (“FHLB”) advances increased by $285,000 or 42.79% in 2006.  During 2006, the Bank borrowed an additional $23.7 million from and repaid $15.6 million to FHLB.  The outstanding borrowed funds at December 31, 2006 were fixed-rate advances with a weighted average rate of 4.62% as compared to 3.95% at December 31, 2005.

NET INTEREST INCOME

Net interest income at December 31, 2006 and 2005 was $4.7 million.  As previously discussed, the increase in interest income approximated the increase in interest expense to result in no change during the reporting periods.  Mutual’s interest rate spread was 3.05% for 2006 compared to 3.28% for 2005.

PROVISION FOR LOAN LOSSES

Mutual recorded a $45,000 provision for loan losses during 2006 as compared to no provision recorded in 2005. The increase in the provision for 2006 was based on management’s analysis of the adequacy of the allowance for loan losses, total net charge offs for 2006, which were $34,612 compared to $86,318 for 2005, the level of the allowance and other factors including the size, condition and components of the loan portfolio, economic conditions, trends in national and local bankruptcies as well as other qualitative factors.

NON-INTEREST INCOME

Non-interest income increased $108,000, or 13.33%, to $918,000 in 2006 from $810,000 in 2005. The largest component making up the increase in non-interest income was the increase in service charges on deposit accounts of $66,000 as a result of a change in the Bank’s fee structure effective November 2005.  In addition, other income increased $44,000 primarily due to recorded gains on sale of (”REO”) property during 2006 of $30,000 as compared to the $8,000 loss on sale of REO property from 2005.

NON-INTEREST EXPENSE

Non-interest expense increased $194,000 to $4.8 million during 2006 from $4.6 million during 2005 representing an increase of 4.19%.  Net occupancy expenses increased $54,000 or 14.56% due to increased property taxes on existing facilities and the Bank started recording depreciation expense related to its new Franklin Central branch.  Salaries and employee benefits increased $53,000 or 1.85%.  This component includes the categories discussed in the following paragraph.

Officer and employee salaries increased $93,000 or 4.99% due to merit-pay increases and new staff hired for the new Franklin Central branch.   Also included in this component was the cost related to Mutual Savings Bank’s Recognition and Retention Plan (“RRP”) which was $159,000 during 2006.  The RRP provides for the award of up to 66,125 shares of Company common stock to employees and directors of the Company.  The shares whenever awarded are released to employees and directors of the Company equally over a five-year period.  Unearned RRP shares totaled 50,877 at December 31, 2006 and 66,125 at December 31, 2005.  Compensation expense is recorded as the RRP shares vest and is based on original purchase price.  The expense under the RRP was $159,000 and $90,000 for the years ended December 31, 2006 and 2005, respectively.  These increases were offset by the decreases in contributions to the defined benefit plan of $64,000 and 401(k) plan of $32,000 according to management’s plans from 2005 to reduce the costs related to salaries and employee benefits.

INCOME TAX EXPENSE

Income tax expense was $305,000 for 2006 compared to $354,000 for 2005. The level of tax expense was consistent with the level of taxable income in each year. The effective tax rates were 40.08% and 39.86% for 2006 and 2005 respectively.

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

The primary investing activity of the Bank is the origination of loans. During 2006 and 2005, the Bank originated one- to four-family mortgage loans in the amounts of $8.2 million, and $5.0 million, respectively.

During 2006 and 2005, the Bank also originated consumer loans of $6.0 million and $8.5 million, commercial and commercial real estate loans of $14.4 million and $22.0 million, land loans of $4.7 million and $723,000, and construction loans of $7.3 million and $8.7 million, respectively, during these periods. Loan repayments and other deductions were $34.4 million and $38.3 million during the respective years.

During 2006 and 2005, the Bank purchased securities in the amounts of $3.8 million and $9.3 million, respectively. Maturities and repayments of securities were $7.9 million in 2006 and $10.5 million in 2005. During 2006, deposits decreased approximately $40,000. Proceeds from FHLB advances were $23.7 million for 2006 and $2.0 million for 2005 while repayment of advances were $15.6 million and $2.0 million for 2006 and 2005, respectively.

The Bank had outstanding loan commitments of $1.4 million and unused lines of credit of $18.2 million at December 31, 2006. We anticipate that the Bank will have sufficient funds from loan repayments and access to FHLB advances if needed to meet its current commitments. Time deposits scheduled to mature in one year or less at December 31, 2006 totaled $24.7 million. Management believes that a significant portion of such deposits will remain with Mutual based upon historical deposit flow data and Mutual’s competitive pricing in its market area, although there can be no guarantee that this will be the case.

The Bank intends to continue selling new fixed-rate mortgage loans as part of its interest rate risk policy and will continue to sell those loans as long as necessary for interest rate risk purposes. Mutual may sell portfolio loans as management deems necessary and as opportunities arise.

Liquidity management is both a daily and long-term function of the Bank’s management strategy. In the event that Mutual should require funds beyond its ability to generate them internally,

additional funds are available through the use of FHLB advances. Mutual regularly monitors its interest rate spread position to determine the appropriate mix between retail and wholesale funds available to fund its loan activities. From time to time, Mutual offers higher cost deposit products to generate funds for loans. Mutual also relies on advances from the FHLB to fund its lending activities when the cost of alternative sources of funds makes it prudent to do so. Mutual will continue to monitor its interest rate spread position and mix of deposits and alternative sources of funds. FHLB advances were $24.6 million at December 31, 2006. Mutual had approximately $51.3 million in eligible assets available as collateral for advances from the FHLB as of December 31, 2006. Based on Mutual’s blanket collateral agreements, advances from the FHLB must be collateralized by 145% of eligible assets. Therefore, Mutual’s eligible collateral would have supported approximately $36.4 million in advances from the FHLB as of December 31, 2006. Accordingly, Mutual had approximately $11.8 million available to borrow from the FHLB at December 31, 2006. Mutual’s Board of Directors has by resolution limited the amount of authorized borrowings to $40.0 million at December 31, 2006. As liquidity needs present themselves, the Board of Directors may elect to increase the amount of authorized borrowings from the FHLB through a Board resolution.

The following is a summary of cash flows for Mutual, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Mutual is experiencing loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each of the years ended December 31, 2006 and 2005.

	Year Ended December 31,
	2006	2005
	(In Thousands)
Operating Activities	$1,200	$1,107
Investing Activities:
Purchase of Held-to-Maturity Securities	(3,865)	(9,256)
Proceeds from Maturities to Held-to-Maturity Securities	7,913	10,525
Net Change in Loans	(6,470)	(6,735)
Purchases of Premises and Equipment	(1,631)	(939)
Other	(14)	(939)
Net Cash Used by Investing Activities	(4,067)	(6,405)

Financing Activities
Net Change in Demand Deposits, Money Market, NOW and Savings Accounts	(4,804)	3,642
Net Change in Certificates of Deposit	4,764	(1,443)
Proceeds from FHLB Advances	23,700	2,000
Payments on FHLB Advances	(15,600)	(2,000)
Other	(3,554)	(1,106)
Net Cash Provided by Financing Activities	4,506	1,093

Net Change in Cash and Cash Equivalents	$1,639	$(4,205)

During 2006, operating activities provided $1.2 million of cash flows with $456,000 of this representing net income from operations. The majority of the remainder of the $744,000 was provided by certain “non-cash” items which in effect did not require a cash outlay in 2006 but reduced net income from operations such as depreciation and amortization expenses and the provision for loan losses. Investing activities resulted in negative cash flows of $4.1 million primarily due to the increase of loan balances outstanding. During 2006, financing activities provided $4.5 million of cash flows for Mutual. These financing cash flows were primarily generated by the net increase in FHLB advances outstanding, which contributed $8.1 million in 2006.

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

Mutual is subject to certain capital requirements set by regulatory agencies and it is management’s policy to maintain a “well capitalized” rating from regulatory authorities. Mutual was classified as “well capitalized” at December 31, 2006, under the criteria established by the FDIC and exceeded all capital requirements. The following table provides the minimum regulatory capital requirements and Mutual’s capital ratios as of December 31, 2006.

	At December 31, 2006
	Mutual’s Capital Levels
							Amount of Excess Over
	Minimum Requirement		Well Capitalized Requirement		Actual		Minimum	Well- Capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount	Requirement	Requirement
	(Dollars in Thousands)
Tier I Capital to Risk-Weighted Assets	4.0%	$4,148	6.0%	$6,222	15.2%	$15,707	$11,559	$9,485
Total Risk Based to Risk Weighted Assets	8.0	8,296	10.0	10,370	16.1	16,643	8,347	6,273
Tier I Leverage Assets	4.0	5,262	5.0	6,578	11.9	15,707	10,445	9,129

As of December 31, 2006, management was not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Mutual’s liquidity, capital resources, or results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

Third Century does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

Mutual evaluates the need for the establishment of reserves for loan commitments based on each customer’s credit worthiness on a case by case basis. If management determines a reserve is required based upon its evaluation, a reserve is established and maintained as an other liability. There were no reserves recorded at December 31, 2006 or 2005 for loan commitments or any other off-balance sheet items.

CURRENT ACCOUNTING ISSUES

SERVICING OF FINANCIAL ASSETS

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS No. 156), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140 for subsequent measurement.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write−downs. SFAS No. 156 is effective for the Company beginning January 1, 2007. We have evaluated the requirements of SFAS No. 156 and determined that it will not have a material effect on our financial condition or results of operations.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS No. 157 will have a material impact on our financial condition or results of operations.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (Interpretation No. 48). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for the Company beginning January 1, 2007. We have evaluated the requirements of Interpretation No. 48 and determined that it will not have a material effect on our financial condition or results of operations.

PRIOR YEAR MISSTATEMENTS

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 will require registrants to quantify misstatements using both the balance sheet and income−statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows registrants to record that effect as a cumulative effect adjustment to beginning retained earnings. The requirements are effective for the Company beginning January 1, 2007. We have evaluated the requirements of SAB No. 108 and determined that it will not have a material effect on our financial condition or results of operations.

SPLIT-DOLLAR LIFE INSURANCE AGREEMENTS

In September 2006, the Emerging Issues Task Force Issue 06−4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split−Dollar Life Insurance Arrangements, was ratified. EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements.  The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, EITF 06-4 is effective beginning January 1, 2008.

Early adoption is permitted as of January 1, 2007.  We do not expect the adoption of EITF 06-4 to have a material effect on our consolidated financial statements.

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

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Third Century Bancorp
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Third Century Bancorp as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Third Century Bancorp as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
March 14, 2007

Third Century Bancorp
Consolidated Balance Sheets
December 31, 2006 and 2005

Assets

	2006	2005
Cash and due from banks	$619,602	$601,772
Interest-earning demand deposits	8,872,350	7,250,781
Cash and cash equivalents	9,491,952	7,852,553
Interest-earning time deposits	—	200,000
Held-to-maturity securities	5,208,778	9,210,031
Loans, net of allowance for loan losses of $936,312 and $925,924 at December 31, 2006 and 2005	111,937,554	105,556,622
Premises and equipment	4,327,659	2,896,817
Federal Home Loan Bank stock	1,255,000	1,041,100
Interest receivable	642,593	592,386
Other	639,283	797,384
Total assets	$133,502,819	$128,146,893
Liabilities and Stockholders’ Equity
Liabilities
Deposits
Demand	$9,589,641	$10,214,659
Savings, NOW and money market	40,084,783	44,263,674
Time	38,893,270	34,129,185
Total deposits	88,567,694	88,607,518
Federal Home Loan Bank advances	24,600,000	16,500,000
Interest payable and other liabilities	585,618	486,171
Total liabilities	113,753,312	105,593,689
Commitments and Contingencies
Equity Contributed by ESOP	323,755	203,264
Stockholders’ Equity
Common stock, authorized 20,000,000 shares, outstanding 1,653,125 shares	13,685,137	14,289,635
Unearned RRP	—	(778,421)
Retained earnings	5,740,615	8,838,726
Total stockholders’ equity	19,425,752	22,349,940
Total liabilities and stockholders’ equity	$133,502,819	$128,146,893

        See Notes to Consolidated Financial Statements

Third Century Bancorp
Consolidated Statements of Income
Years Ended December 31, 2006 and 2005

	2006	2005
Interest and Dividend Income
Loans	$7,287,407	$6,315,615
Securities	290,598	341,215
Dividends on Federal Home Loan Bank stock	53,715	43,723
Deposits with financial institutions	208,450	191,981
Total interest and dividend income	7,840,170	6,892,534
Interest Expense
Deposits	2,172,173	1,514,045
Federal Home Loan Bank advances	950,943	665,908
Total interest expense	3,123,116	2,179,953
Net Interest Income	4,717,054	4,712,581
Provision for Loan Losses	45,000	—
Net Interest Income After Provision for Loan Losses	4,672,054	4,712,581
Noninterest Income
Fiduciary activities	82,388	64,927
Service charges on deposits accounts	290,665	225,177
Other service charges and fees	309,636	305,865
Net gains on loan sales	78,754	102,938
Merchant processing	76,236	75,559
Other	80,388	35,640
Total noninterest income	918,067	810,106
Noninterest Expense
Salaries and employee benefits	2,919,821	2,867,377
Net occupancy expense	424,791	370,980
Equipment expense	101,212	79,016
Data processing fees	407,709	379,566
Professional fees	111,014	111,632
Directors’ fees	155,750	145,900
Bank charges	72,408	67,406
Merchant processing	68,308	68,577
ATM expense	126,769	112,007
Other	441,193	432,664
Total noninterest expense	4,828,975	4,635,125
Income Before Income Tax	761,146	887,562
Provision for Income Taxes	304,552	354,012
Net Income	$456,594	$533,550
Earnings per Share
Basic	$.31	$.35
Diluted	.31	.35

        See Notes to Consolidated Financial Statements

Third Century Bancorp
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2006 and 2005

	Common Stock	Unearned	Retained
	Amount	RRP	Earnings	Total
Balance, January 1, 2005	$14,289,635	$—	$8,543,182	$22,832,817
Net income			533,550	533,550
Dividends on common stock, $.16 per share outstanding			(238,006)	(238,006)
Purchase of unearned RRP shares		(868,421)		(868,421)
RRP shares earned		90,000		90,000
Balance, December 31, 2005	14,289,635	(778,421)	8,838,726	22,349,940
Net income			456,594	456,594
Reclassification of unearned compensation upon adoption of SFAS 123(R)	(778,421)	778,421		—
Stock based compensation	15,240			15,240
Dividends on common stock, $2.16 per share outstanding			(3,554,705)	(3,554,705)
RRP shares earned	158,683	—		158,683
Balance, December 31, 2006	$13,685,137	$—	$5,740,615	$19,425,752

        See Notes to Consolidated Financial Statements

Third Century Bancorp
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities
Net income	$456,594	$533,550
Items not requiring (providing) cash
Depreciation and amortization	199,900	178,271
Loss on disposal of fixed assets	365	—
Provision for loan losses	45,000	—
Stock based compensation	15,240	—
RRP shares earned	158,683	90,000
ESOP shares earned	120,491	138,859
Amortization of premiums and discounts on securities	(46,763)	(24,079)
Amortization of mortgage servicing rights	40,071	34,378
Deferred income taxes	15,588	(15,463)
FHLB stock dividends	—	(21,500)
Loans originated for sale	(4,899,375)	(6,792,750)
Sale of loans	4,978,129	6,895,688
Gains on sales of loans	(78,754)	(102,938)
Changes in
Interest receivable	(50,207)	(109,470)
Other assets	146,091	174,622
Interest payable and other liabilities	99,447	128,474
Net cash provided by operating activities	1,200,500	1,107,642
Investing Activities
Purchase of interest-earning time deposits	—	(200,000)
Proceeds from maturities of interest- earning time deposits	200,000	200,000
Purchases of held-to-maturity securities	(3,865,201)	(9,256,458)
Proceeds from maturities of held-to-maturity securities	7,913,217	10,525,127
Net change in loans	(6,469,581)	(6,734,764)
Purchase of Federal Home Loan Bank stock	(213,900)	—
Purchase of premises and equipment	(1,631,107)	(939,489)
Proceeds from sale of equipment	—	440
Net cash used in investing activities	(4,066,572)	(6,405,144)
Financing Activities
Net change in demand deposits, money market, NOW and savings accounts	(4,803,909)	3,642,086
Net change in certificates of deposit	4,764,085	(1,442,707)
Proceeds from Federal Home Loan Bank advances	23,700,000	2,000,000
Repayment of Federal Home Loan Bank advances	(15,600,000)	(2,000,000)
Purchase shares of stock for RRP	—	(868,421)
Dividends paid	(3,554,705)	(238,006)
Net cash provided by financing activities	4,505,471	1,092,952
Change in Cash and Cash Equivalents	1,639,399	(4,204,550)
Cash and Cash Equivalents, Beginning of Year	7,852,553	12,057,103
Cash and Cash Equivalents, End of Year	$9,491,952	$7,852,553
Supplemental Cash Flows Information
Interest paid	$3,030,389	$2,135,787
Income taxes paid (net of refunds)	330,783	396,700

        See Notes to Consolidated Financial Statements

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Third Century Bancorp (“Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Mutual Savings Bank.

Mutual Savings Bank (“Bank”) is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Johnson County and surrounding counties.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The Bank wholly owns Mutual Financial Services, Inc. (Financial), a service corporation providing insurance services for the customers of the Bank.

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

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.  Commitments to originate loans held for sale, if any, are recorded at fair value.  There were no loans held for sale at December 31, 2006 or 2005.

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
December 31, 2006 and 2005

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

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Stock Options

At December 31, 2006, the Company has a stock option plan, which is described more fully in Note 12.  Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.  Accordingly, in 2005, no stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock at the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment.  The Company selected the modified prospective application.  Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

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

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Earnings Per Share

Earnings per share is computed based upon the weighted average common shares outstanding during the period subsequent to Mutual Savings Bank’s conversion to a stock savings bank on June 29, 2004.  Unearned ESOP shares and unearned RRP shares are not considered outstanding for the earnings per share calculation.  The following table presents the factors used in the earnings per share computation for the years ending December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Basic
Net income	$456,594	$533,550
Weighted average common shares outstanding	1,481,443	1,513,622
Basic earnings per common share	$0.31	$0.35
Diluted
Net income	$456,594	$533,550
Weighted average common shares outstanding	1,481,443	1,513,622
Add: Dilutive effects of assumed exercises of stock options	1,802	253
Average shares and dilutive potential common shares	1,483,245	1,513,875
Diluted earnings per common share	$0.31	$0.35

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 financial statement presentation.  These reclassifications had no effect on net income.

Note 2:	Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve requirement at December 31, 2006 was $509,000.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 3:	Securities

The amortized cost and approximate fair values of held-to-maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2006:
U. S. Government agencies	$2,382,751	$3,427	$6,556	$2,379,622
Other mortgage-backed securities	2,001,472	—	32,754	1,968,718
Securities issued by state or political divisions	400,000	—	7,400	392,600
Other domestic debt securities	424,555	—	6,149	418,406
	$5,208,778	$3,427	$52,859	$5,159,346
December 31, 2005:
U. S. Treasuries	$1,995,749	$—	$16,999	$1,978,750
U. S. Government agencies	3,293,698	—	16,437	3,277,261
Other mortgage-backed securities	2,580,044	—	41,946	2,538,098
Securities issued by state or political divisions	400,000	—	5,520	394,480
Other domestic debt securities	940,540	—	4,921	935,619
	$9,210,031	$—	$85,823	$9,124,208

The amortized cost and fair value of securities at December 31, 2006, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because issues may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$1,992,314	$1,995,142
One to five years	1,214,992	1,195,486
Five to ten years	—	—
	3,207,306	3,190,628
Mortgage-backed securities	2,001,472	1,968,718
Totals	$5,208,778	$5,159,346

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2006 and 2005 was $4,760,000 and $9,124,000, which is approximately 92% and 100%, respectively, of the Company’s held-to-maturity investment portfolio.  These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings (or meet projected earnings targets).

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

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:

	December 31, 2006
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$1,595,421	$599	$384,480	$5,957	$1,979,901	$6,556
Mortgage-backed securities	—	—	1,968,718	32,754	1,968,718	32,754
State and political subdivisions	—	—	392,600	7,400	392,600	7,400
Other securities	—	—	418,406	6,149	418,406	6,149
Total temporarily impaired securities	$1,595,421	$599	$3,164,204	$52,260	$4,759,625	$52,859

	December 31, 2005
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$1,978,750	$16,999	$—	$—	$1,978,750	$16,999
U.S. government agencies	3,277,261	16,437	—	—	3,277,261	16,437
Mortgage-backed securities	2,538,098	41,946	—	—	2,538,098	41,946
State and political subdivisions	394,480	5,520	—	—	394,480	5,520
Other securities	935,619	4,921	—	—	935,619	4,921
Total temporarily impaired securities	$9,124,208	$85,823	$—	$—	$9,124,208	$85,823

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 4:	Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2006	2005
Residential real estate
One-to-four family residential	$55,040,735	$54,894,462
Multi-family residential	1,620,469	313,945
Construction and land development	8,876,680	5,865,091
Commercial	37,196,096	34,682,108
Consumer and other	10,176,589	10,764,503
Total loans	112,910,569	106,520,109
Less
Net deferred loan fees, premiums and discounts	36,703	37,563
Allowance for loan losses	936,312	925,924
Net loans	$111,937,554	$105,556,622

Activity in the allowance for loan losses was as follows:

	2006	2005
Balance, beginning of year	$925,924	$1,012,242
Provision charged to expense	45,000	—
Losses charged off, net of recoveries of $5,549 for 2006 and $15,333 for 2005	(34,612)	(86,318)
Balance, end of year	$936,312	$925,924

There were no impaired loans at December 31, 2006 or 2005.

Non-accruing loans at December 31, 2006 and 2005 were $108,824 and $183,241, respectively.  There were no loans 90 days past due and still accruing at December 31, 2006 or 2005.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 5:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2006	2005
Land	$1,371,902	$728,057
Buildings and improvements	3,457,305	2,675,305
Equipment	1,338,652	1,137,417
	6,167,859	4,540,779
Less accumulated depreciation	(1,840,200)	(1,643,962)
Net premises and equipment	$4,327,659	$2,896,817

Note 6:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of mortgage loans serviced for others was $23,717,000 and $21,912,000 at December 31, 2006 and 2005, respectively.

	2006	2005
Mortgage Servicing Rights
Balances, January 1	$161,126	$126,090
Servicing rights capitalized	43,649	68,180
Amortization of servicing rights	(40,071)	(33,144)
Balances, December 31	$164,704	$161,126

Note 7:	Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $8,279,000 on December 31, 2006 and $6,442,000 on December 31, 2005.

At December 31, 2006, the scheduled maturities of time deposits are as follows:

2007	$24,747,376
2008	10,849,282
2009	1,792,511
2010	899,599
2011	599,502
Thereafter	5,000
$38,893,270

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 8:	Federal Home Loan Bank Advances

The Federal Home Loan Bank advances are secured by mortgage loans totaling $47,373,000 and $50,107,000 and investments totaling $4,327,000 and $0 at December 31, 2006 and 2005.  Advances at December 31, 2006, at interest rates ranging from 3.54 to 5.55 percent are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of the advances at December 31, 2006, are:

2007	$4,000,000
2008	9,000,000
2009	4,600,000
2010	3,000,000
2011	3,000,000
Thereafter	1,000,000
$24,600,000

Note 9:	Income Taxes

The provision for income taxes includes these components:

	2006	2005
Taxes currently payable
Federal	$226,473	$289,154
State	62,491	80,321
Deferred income taxes payable
Federal	10,429	(12,186)
State	5,159	(3,277)
Income tax expense	$304,552	$354,012

A reconciliation of income tax expense at the statutory rate to the Bank’s actual income tax expense is shown below:

	2006	2005
Computed at the statutory rate (34%)	$259,046	$301,771
Increase resulting from
State income taxes	44,649	50,849
Other	857	1,392
Actual tax expense	$304,552	$354,012

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005
Deferred tax assets
Accrued benefits	$57,650	$51,144
Allowance for loan losses	397,933	405,145
Deferred compensation	539	455
Other	11,090	14,156
	467,212	470,900
Deferred tax liabilities
Depreciation	69,180	47,566
FHLB stock dividend	39,610	39,610
Prepaid	73,886	78,633
Mortgage servicing rights	69,999	68,479
Other	16,642	23,129
	269,317	257,417
Net deferred tax asset	$197,895	$213,483

Retained earnings at December 31, 2006 and 2005, includes approximately $1,038,000 for which no deferred federal income tax liability has been recognized.  These amounts represent an allocation of income to bad debt deductions for tax purposes only.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.  The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $353,000 at December 31, 2006 and 2005.

Note 10:	Stockholders’ Equity and Regulatory

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

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below).  Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total risk-based capital (to risk-weighted assets)	$16,643,000	16.1%	$8,296,000	8.0%	$10,370,000	10.0%
Tier I capital (to risk-weighted assets)	15,707,000	15.2	4,148,000	4.0	6,222,000	6.0
Tier I capital (to adjusted total assets)	15,707,000	11.9	5,262,000	4.0	6,578,000	5.0
As of December 31, 2005
Total risk-based capital (to risk-weighted assets)	$15,924,000	17.4%	$7,318,000	8.0%	$9,148,000	10.0%
Tier I capital (to risk-weighted assets)	14,988,000	16.4	3,659,000	4.0	5,489,000	6.0
Tier I capital (to adjusted total assets)	14,988,000	12.0	4,989,000	4.0	6,236,000	5.0

At December 31, 2006, the stockholder’s equity of the Bank was $15,707,000, of which approximately $1,794,000 was available for the payment of dividends to the Company.

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

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 11:	Related Party Transactions

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

The aggregate amount of loans, as defined, to such related parties is as follows:

Balance, January 1	$2,496,145
New loans	148,800
Repayments	(421,974)
Change in composition	—
Balance, December 31	$2,222,971

Deposits from related parties, as defined, held by the Company at December 31, 2006 and 2005 totaled $1,587,000 and $1,139,000, respectively.

Note 12:	Employee Benefits

The Company is a participant in a pension fund known as the Financial Institutions Retirement Fund (FIRF).  This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer.  This plan provides pension benefits for substantially all of the Company’s employees.  On May 1, 2005, the Company elected to freeze the defined benefit plan to stop accruing benefits to plan participants beyond what was already earned to that date and to prevent new participants from entering the plan.  The change was made in an effort to control and reduce pension plan expense in the future.  The Company will continue to meet required funding obligations.  Pension expense was $117,000 and $181,000 for 2006 and 2005.

The Company has a retirement savings plan covering substantially all employees.  Employees may contribute up to 50 percent of their compensation with the Company matching 50 percent of the employee’s contribution on the first 8 percent of the employee’s compensation.  Employer contributions charged to expense for 2006 and 2005 were $53,000 and $85,000, respectively.

Third Century Bancorp

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

An ESOP covers substantially all employees of the Company.  The ESOP acquired 132,250 shares at $11.32 per share in the conversion with funds provided by a loan from the Company.  The ESOP provides for the Company to issue a put option (option) to any participant who receives a distribution of Company stock.  The option permits the participant to sell the stock to the Company at any time during two option periods, as defined in the plan, at the fair market value of the stock.  In 2004, the stock acquired by the ESOP was reflected as a reduction to the ESOP equity accounts. The ESOP acquired no additional shares during 2006.  Unearned ESOP shares totaled 106,065 and 116,781 at December 31, 2006 and 2005 and had a fair value of $1,438,000 and $1,518,000.  Shares are released to participants proportionately as the loan is repaid.  Dividends on allocated shares are recorded as dividends and charged to retained earnings.  Cash dividends on unallocated shares will be applied to principal and interest due on the loan.  Compensation expense is recorded equal to the fair market value of the stock when contributions are made to the ESOP.  The expense under the ESOP was $120,000 and $139,000 for the years ended December 31, 2006 and 2005.  At December 31, 2006 and 2005, the ESOP had 25,114 and 15,896 allocated shares, which are subject to the put option, and those allocated shares had a fair value of $318,000 and $208,000.  The ESOP has 106,065 and 116,781 unallocated shares at December 31, 2006 and 2005.

Below are the transactions affecting the ESOP equity accounts:

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Total
Balance, January 1, 2005	$1,496,816	$3,869	$(1,436,280)	$64,405
ESOP shares earned	—	19,376	119,483	138,859
Balance, December 31, 2005	1,496,816	23,245	(1,316,797)	203,264
ESOP shares earned	—	4,033	116,458	120,491
Balance, December 31, 2005	$1,496,816	$27,278	$(1,200,339)	$323,755

On July 20, 2005, the stockholders of Third Century Bancorp approved the Mutual Savings Bank Recognition and Retention Plan and Trust (“RRP”).  The RRP provides for the awarding of up to 66,125 shares of Company common stock to employees and directors of the Company.  The shares awarded will vest ratably to employees and directors of the Company over a five-year period.  The RRP purchased 66,125 shares at $13.13 with funds provided by Mutual Savings Bank.  The expense under the RRP was $158,683 and $90,000 for the years ended December 31, 2006 and 2005, respectively.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Unvested RRP shares at December 31, 2006:

	Number of Shares	Grant Date Fair Value
Beginning balance	56,596	$13.13
Granted	562	11.10
Vested	12,633	13.13
Forfeited	—	—
Ending balance	44,525	$13.11

Unearned compensation at December 31, 2006 related to the RRP shares is $584,000 and will be recognized over a weighted-average period of four years.

The Company’s Incentive Stock Option Plan (Plan), which is stockholder approved, permits the grant of stock options to its directors, officers and other key employees.  The Plan authorized the grant of options for up to 165,312 shares of the Company’s common stock, and generally are vested immediately upon grant and have a 10-year contractual term.  The Company believes that such awards better align the interests of its directors and employees with those of its stockholders.  Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant.  Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans).  The Company intends to issue shares from its authorized shares to satisfy option exercises.

As of May 8, 2006, the Company paid a return of capital dividend of $2.00 per share and the cost basis on the Plan shares was reduced from $13.10 to $11.10 per share.  During the third quarter of 2006, Third Century awarded 3,306 options to employees and non-employee directors at an exercise price of $11.10.  These options were immediately vested.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table.  Expected volatility is based on historical volatility of the Company’s stock and other factors.  The Company uses historical data to estimate option exercise and employee termination within the valuation model.  The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006	2005
Weighted-average volatility	31.84%	25.10%
Expected dividends	1.56%	1.27%
Expected term (in years)	10 years	10 years
Risk-free rate	5.03%	4.17%

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

A summary of option activity under the Plan as of December 31, 2006 and changes during the year then ended, is presented below:

	2006
	Shares	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	146,300	$11.10
Granted	3,306	11.10
Exercised	—	—
Forfeited or expired	—	—
Outstanding at end of period	149,606	$11.10	8.1 years	$29,921
Options exercisable at end of period	149,606	$11.10	8.1 years	$29,921

The weighted-average grant-date fair value of options granted during the years 2006 and 2005 was $4.61 and $4.76, respectively.

As of December 31, 2006, there was no unrecognized compensation cost related to stock options as all outstanding options are fully vested.

During 2006, the Company recognized $15,000 of share-based compensation expense related to stock options.

Note 13:	Leases

The Company has several noncancellable operating leases, primarily for branch facilities, that expire over the next three years.   Rental expense for these leases was $40,800 for the years ended December 31, 2006 and 2005, respectively.  Future lease commitments are immaterial.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 14:	Disclosures About Fair Value of Financial Instruments

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

	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$9,491,952	$9,491,952	$7,852,553	$7,852,553
Interest-earning time deposits	—	—	200,000	200,000
Held-to-maturity securities	5,208,778	5,159,345	9,210,031	9,124,208
Loans, net of allowance for loan losses	111,937,554	109,573,000	105,556,622	103,497,000
Federal Home Loan Bank stock	1,255,000	1,255,000	1,041,000	1,041,000
Interest receivable	642,593	642,593	592,386	592,386
Financial liabilities
Deposits	88,567,694	91,815,000	88,607,518	88,574,000
Federal Home Loan Bank advances	24,600,000	25,895,000	16,500,000	17,811,000
Interest payable	278,885	278,885	186,158	186,158
Off-balance items
Commitments to extend credit	—	—	—	—
Stand-by letters of credit	—	—	—	—
Forward sales commitments	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-Earning Deposits, Federal Home Loan Bank Stock, Interest Receivable and Interest Payable

The carrying amount approximates fair value.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

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

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 15:	Commitments

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

At December 31, 2006 and 2005, the Company had outstanding commitments to originate loans aggregating approximately $1,427,000 and $1,930,000, respectively.  The commitments extended over varying periods of time with the majority being disbursed within a one-year period and were at fixed rates of interest.

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

The Company had total outstanding performance letters of credit amounting to $587,000 at December 31, 2006 and $103,000 at December 31, 2005 and were with terms of less than two years.

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

At December 31, 2006 and 2005, the Bank had granted unused lines of credit to borrowers aggregating approximately $18,232,000 and $15,323,000 for commercial lines and open-end consumer lines.

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Note 16:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheet (Amounts in thousands)
	December 31,
	2006	2005
Assets
Cash and cash equivalents	$2,979	$4,147
Interest-earning time deposit	—	100
Securities held-to-maturity	—	1,996
ESOP note receivable	1,247	1,347
Investment in common stock of subsidiaries	15,707	14,998
Other assets	13	34
Total assets	$19,946	$22,622
Liabilities - other	$196	$69
Equity Contributed by ESOP	324	203
Stockholders' Equity	19,426	22,350
Total liabilities and stockholders' equity	$19,946	$22,622

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Condensed Statement of Income (Amounts in thousands)
	Year Ending December 31
	2006	2005
Income
Interest income	$45	$99
Other income	134	114
Total income	179	213
Expenses
Directors fees	32	34
Professional Services	51	85
Other expenses	23	26
Total expenses	106	145
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	73	68
Income Tax Expense	28	27
Income Before Equity in Undistributed Income of Subsidiaries	45	41
Equity in Undistributed Income of Subsidiaries	412	493
Net Income	$457	$534

Third Century Bancorp
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Condensed Statement of Cash Flows (Amounts in thousands)
	Year Ending December 31
	2006	2005
Operating Activities
Net income	$457	$534
Items not providing cash	(270)	(529)
Net cash provided by operating activities	187	5
Investing Activities
Proceeds from maturities of interest-earning time deposit	100	—
Proceeds from maturities of investments held to maturity	2,000	2,000
Payment received on ESOP loan	100	100
Net cash provided by investing activities	2,200	2,100
Financing Activity - dividends paid	(3,555)	(238)
Net Change in Cash and Cash Equivalents	(1,168)	1,867
Cash and Cash Equivalents at Beginning of Year	4,147	2,280
Cash and Cash Equivalents at End of Year	$2,979	$4,147

MARKET PRICE OF THIRD CENTURY’S COMMON SHARES
AND RELATED STOCKHOLDER MATTERS

There were 1,632,843 common shares of Third Century outstanding at March 20, 2007, held of record by approximately 315 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street name.” Since June 30, 2004, Third Century’s common shares have been quoted on the OTC Bulletin Board under the symbol of “TDCB.OB.”

Presented below are the high and low bid prices for Third Century’s common shares, as well as cash distributions paid thereon, since the shares began trading on June 30, 2004. Such quotations reflect inter-dealer prices, without retail financial markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High	Low	Cash Distributions
December 31, 2006	$11.30	$11.25	$ .04/share
September 30, 2006	10.70	10.70	$ .04/share
June 30, 2006	11.31	11.31	$ 2.04/share
March 31, 2006	13.65	13.65	$ .04/share

December 31, 2005	$13.50	$12.90	$ .04/share
September 30, 2005	13.40	12.65	$ .04/share
June 30, 2005	13.75	12.20	$ .04/share
March 31, 2005	13.95	13.00	$ .04/share

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

Under Indiana law, Mutual may pay dividends without the approval of the DFI so long as its capital is unimpaired and those dividends in any calendar year do not exceed its net profits for that year plus its retained net profits for the previous two years. Dividends may not exceed undivided profits on hand (less losses, bad debts and expenses). Additional stringent regulatory requirements affecting dividend payments by Mutual, however, are established by the Federal Deposit Insurance Corporation Improvement Act, to which Mutual is subject. Mutual’s capital levels at December 31, 2006 exceeded the criteria established to be designated as a “well capitalized” institution. Such institutions are required to have a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS	EXECUTIVE OFFICERS
David A. Coffey Robert L. Ellett Robert D. Heuchan Jerry D. Petro Robert D. Schafstall	Robert D. Heuchan President and Chief Executive Officer David A. Coffey Executive Vice President and Chief Operating Officer Debra K. Harlow Chief Financial Officer

David A. Coffey (age 44) has served as Executive Vice President, Chief Operating Officer and a director of Third Century since its formation in March 2004 and of Mutual since 1999. He began serving Mutual as the Chief Operating Officer in 1998, and was a Senior Vice President prior to being named Executive Vice President. Mr. Coffey is a graduate of Franklin College.

Robert L. Ellett (age 69) has served as Chairman of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1999.  He has served as a Director of Mutual since 1987.  Mr. Ellett also serves as Chairman of Mutual Financial Services, Inc., a subsidiary of Mutual engaged in mortgage life insurance sales and servicing.  He was the General Manager of Rytex Company, a stationery products company, until his retirement in December 2001.

Debra K. Harlow (age 55) has served as Chief Financial Officer of Third Century since its formation in March 2004 and of Mutual since January 2004. Prior to that time she served Mutual as the EDP Coordinator.

Robert D. Heuchan (age 53) has served as the President, Chief Executive Officer and director of Third Century since its formation in March 2004 and of Mutual since 1991. He has served as Vice Chairman of the Mutual Board of Directors since 1999. He also has been President of Mutual Financial Services, Inc. since its formation in 1991. Mr. Heuchan is a graduate of Franklin College and has an MBA from the University of Indianapolis.

Jerry D. Petro (age 61) has served as a member of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1997.  Mr. Petro is the owner and President of J.D. Petro & Associates, Inc., which sells protective coatings in Indiana, and R.T.I.L.L.C., which sells protective coatings in Kentucky.  He also is the owner and President of R.T.I, which sells chemical and architectural coatings; Petro’s Water Conditioning of Johnson County; Petro Group, Inc., a manufacturer of buildings for light industrial use; and Petro Group, L.L.C., which leases office space.

Robert D. Schafstall (age 63) has served as a member of the Board of Directors of Third Century since its formation in March 2004 and of Mutual since 1999.  Mr. Schafstall has been the Franklin City Judge and an attorney in the law firm of Cutsinger and Schafstall since 1972.

DIRECTORS EMERITUS

David B. Ditmars

Sterling M. Haltom

Robert G. Smith

OFFICERS OF MUTUAL SAVINGS BANK

Robert D. Heuchan	President and Chief Executive Officer

David A. Coffey	Executive Vice President and Chief Operating Officer

Debra K. Harlow	Vice President and Chief Financial Officer

Glenda Aulbach	Vice President and Franklin Central Branch Manager

Lynne L. Haste	Vice President and Construction Loan Officer

Melissa L. Jones	Vice President and Mortgage Loan Manager

Debra L. Morrison	Vice President and Mortgage Loan Officer

Nell R. Pettit	Methodist Community Branch Co-Branch Manager

Linda L. Prouty	Vice President and Loan Operations Manager

Jennifer D. Rector	Nineveh and Trafalgar Branch Manager

Jacob W. Sappenfield	Commercial Loan Manager

Chris A. Schaefer	Security and Compliance Officer/ Internal Auditor

Pamela J. Spencer	Vice President and Trust Officer, Trust Department Manager
and Board Secretary

Elaine R. Stewart	Methodist Community Branch Co-Branch Manager

Jill M. Sweeney	Main Street Branch Manager

Melissa D. Esteb	Main Office Branch Manager

GENERAL INFORMATION FOR STOCKHOLDERS

ANNUAL AND OTHER REPORTS

Additional copies of this Annual Report to Stockholders and copies of the most recent Form 10-KSB may be obtained without charge by contacting Debra K. Harlow, at the Corporation, 80 East Jefferson Street, Franklin, Indiana 46131.

BRANCHES OF MUTUAL SAVINGS BANK

OFFICE	ADDRESS
Main Office	80 East Jefferson Street Franklin, Indiana 46131
Trafalgar	2 Trafalgar Square Trafalgar, Indiana 46181
Main Street	1124 North Main Street Franklin, Indiana 46131
Methodist Community	1070 West Jefferson Street Franklin, Indiana 46131
Nineveh	7459 South Nineveh Road Nineveh, Indiana 46164
Franklin Central	5630 South Franklin Road Indianapolis, Indiana 46239

INTERNET AND E-MAIL ADDRESS:   http://www.mutualsavingsbank.net

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey  07016

CORPORATE COUNSEL

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015-2035

ANNUAL MEETING

THE ANNUAL MEETING OF STOCKHOLDERS OF THIRD CENTURY BANCORP WILL BE HELD ON
MAY 16, 2007, AT 9:00 A.M., AT MUTUAL SAVINGS BANK, 80 EAST JEFFERSON STREET,
FRANKLIN, INDIANA.